UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-34476

Banco Santander (Brasil) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235

Bloco A – Vila Olimpia

São Paulo, SP 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of

Banco Santander (Brasil) S.A. (Registration Statement No. 333-191414).

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

Deloitte Touche Tohmatsu Rua Alexandre Dumas, 1.981 04717-906 - São Paulo - SP Brasil Telefone: (11) 5186-1000 Fac-símile: (11) 5181-2911 www. deloitte. com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander (Brasil) S.A.

Sao Paulo - SP - Brazil

We have audited the internal control over financial reporting of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Bank’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Banks’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included: obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board – IASB. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards - IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the consolidated balance sheets as of December 31, 2014, 2013 and 2012, and related consolidated statements of income, comprehensive income, changes in total equity and cash flows for each of the three years in the period ended December 31, 2014 of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”). Our report dated March 30, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu

São Paulo, Brazil

March 30, 2015

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

F-1

Deloitte Touche Tohmatsu Rua Alexandre Dumas, 1.981 04717-906 - São Paulo - SP Brasil Telefone: (11) 5186-1000 Fac-símile: (11) 5181-2911 www. deloitte. com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander (Brasil) S.A.

Sao Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2014, 2013 and 2012, and the related consolidated income statements, statements of comprehensive income and changes in total equity, and cash flows statements for each of the three years ended December 31, 2014, all expressed in Brazilian reais. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and subsidiaries at December 31, 2014, 2013 and 2012, and the results of their operations and their cash flows for each of the three years ended December 31, 2014, in conformity with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board - IASB.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in note 42.j) under the caption Statements of Value Added is presented for the purpose of additional analysis, whose presentation by publicly-held companies is required by Brazilian Corporate Law, and is not a required part of the basic financial statements in conformity with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB. This supplementary information is the responsibility of the Bank's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Bank’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report dated March 30, 2015 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

São Paulo, Brazil

March 30, 2015

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

F-2

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
(Thousands of Brazilian Reais - R$)

Assets	Note	2014	2013	2012

Cash and Balances With The Brazilian Central Bank	4	55,903,848	51,714,210	55,535,240

Financial Assets Held For Trading		56,013,603	30,218,787	31,638,269
Debt instruments	6	47,106,811	22,840,499	26,646,708
Equity instruments	7	391,656	477,577	428,589
Trading derivatives	8	8,515,136	6,900,711	4,562,972

Other Financial Assets At Fair Value Through Profit Or Loss		996,694	1,298,296	1,228,318
Loans and amounts due from credit institutions	5	-	112	5,065
Debt instruments	6	93,900	105,850	124,187
Equity instruments	7	902,794	1,192,334	1,099,066

Available-For-Sale Financial Assets		75,164,342	46,287,082	44,148,620
Debt instruments	6	73,510,698	44,957,272	43,044,570
Equity instruments	7	1,653,644	1,329,810	1,104,050

Loans and Receivables		264,607,746	258,777,511	226,957,041
Loans and amounts due from credit institutions	5	28,917,397	46,043,184	29,913,132
Loans and advances to customers	9	235,690,349	212,734,327	196,774,297
Debt instruments	6	-	-	269,612

Hedging Derivatives	8	212,552	322,817	156,163

Non-Current Assets Held For Sale	10	929,948	274,730	165,710

Investments in Associates and Joint Ventures	11	1,023,461	1,063,803	472,093

Tax Assets	23	23,019,696	22,060,488	21,496,743
Current		2,981,696	2,862,789	3,538,238
Deferred		20,038,000	19,197,699	17,958,505

Other Assets	15	5,066,726	5,084,668	5,600,727

Tangible Assets	12	7,071,036	6,885,927	5,938,228

Intangible Assets		30,221,258	29,064,376	29,270,711
Goodwill	13	28,270,955	27,217,565	27,217,565
Other intangible assets	14	1,950,303	1,846,811	2,053,146

TOTAL ASSETS		520,230,910	453,052,695	422,607,863

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

F-3

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
(Thousands of Brazilian Reais - R$)

Liabilities and Stockholders' Equity	Note	2014	2013	2012

Financial Liabilities Held For Trading		19,569,791	13,554,306	5,351,736
Trading derivatives	8	8,284,360	5,417,795	5,111,553
Short positions		11,285,431	8,136,511	240,183

Financial Liabilities at Amortized Cost		392,186,593	329,700,620	306,976,206
Deposits from Brazilian Central Bank and deposits from credit institutions	16	63,674,201	34,032,289	35,073,626
Customer deposits	17	220,644,019	200,155,677	188,594,930
Marketable debt securities	18	70,355,249	65,300,548	54,012,018
Subordinated debts	19	7,294,077	8,906,144	11,919,151
Debt Instruments Eligible to Compose Capital	20	6,773,312	-	-
Other financial liabilities	21	23,445,735	21,305,962	17,376,481

Hedging Derivatives	8	893,902	628,983	281,545

Provisions	22	11,127,444	10,892,388	12,774,966
Provisions for pensions funds and similar obligations		3,869,728	3,043,311	5,260,700
Provisions for judicial and administrative proceedings, commitments and other provisions		7,257,716	7,849,077	7,514,266

Tax Liabilities		12,423,002	11,693,338	13,784,464
Current		12,110,582	10,069,745	10,219,083
Deferred	23	312,420	1,623,593	3,565,381

Other Liabilities	24	5,346,885	4,927,758	4,302,820

Total Liabilities		441,547,617	371,397,393	343,471,737

Stockholders' Equity	27	80,105,041	83,339,506	79,921,205
Share capital		56,806,384	62,634,585	62,634,585
Reserves		20,594,135	17,673,134	14,644,576
Treasury shares		(445,501)	(291,707)	(170,562)
Option for Acquisition of Equity Instrument		(950,000)	-	-
Profit for the year attributable to the Parent		5,630,023	5,723,494	5,482,606
Less: dividends and remuneration		(1,530,000)	(2,400,000)	(2,670,000)

Other Comprehensive Income		(1,801,921)	(1,973,305)	(1,022,209)

Stockholders' Equity Attributable to the Parent		78,303,120	81,366,201	78,898,996
Non - Controlling Interests	26	380,173	289,101	237,130

Total Stockholders' Equity		78,683,293	81,655,302	79,136,126
Total Liabilities and Stockholders' Equity		520,230,910	453,052,695	422,607,863

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

F-4

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
(Thousands of Brazilian Reais - R$, except for per share data)

	Note	2014	2013	2012

Interest and similar income	30	58,923,916	51,217,046	52,643,537
Interest expense and similar charges	31	(31,695,404)	(22,737,825)	(21,056,577)
Interest Net Income		27,228,512	28,479,221	31,586,960
Income from equity instruments	32	222,302	81,286	93,734
Income from companies accounted for by the equity method	11	91,096	91,342	73,322
Fee and commission income	33	11,853,838	10,741,623	9,610,855
Fee and commission expense	34	(3,087,952)	(2,641,167)	(2,000,929)
Gains (losses) on financial assets and liabilities (net)	35	2,748,163	(1,145,887)	(548,200)
Financial assets held for trading		2,270,059	(2,599,638)	(1,456,070)
Other financial instruments at fair value through profit or loss		(77,624)	44,000	238,208
Financial instruments not measured at fair value through profit or loss		512,190	1,406,375	655,838
Other		43,538	3,376	13,824
Exchange differences (net)	36	(3,635,599)	551,059	378,033
Other operating income (expense)	37	(470,477)	(444,888)	(623,493)
Total Income		34,949,883	35,712,589	38,570,282
Administrative expenses		(13,941,816)	(13,850,360)	(13,772,733)
Personnel expenses	38	(7,203,442)	(7,045,610)	(7,086,356)
Other administrative expenses	39	(6,738,374)	(6,804,750)	(6,686,377)
Depreciation and amortization		(1,362,129)	(1,251,916)	(1,200,875)
Tangible assets	12	(872,749)	(726,989)	(724,990)
Intangible assets	14	(489,380)	(524,927)	(475,885)
Provisions (net)	22.b	(2,036,237)	(2,692,818)	(2,056,606)
Impairment losses on financial assets (net)		(11,271,605)	(14,118,071)	(16,475,596)
Loans and receivables	9.c	(11,193,571)	(13,899,789)	(16,475,596)
Other financial instruments not measured at fair value through profit or loss	7	(78,034)	(218,282)	-
Impairment losses on other assets (net)		3,751	(344,580)	(38,352)
Other intangible assets	14	(5,123)	(285,862)	-
Other assets		8,874	(58,718)	(38,352)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	40	86,846	459,890	501,006
Gains (losses) on non-current assets held for sale not classified as discontinued operations	41	14,636	103,523	(52,201)
Operating Profit Before Tax		6,443,329	4,018,257	5,474,925
Income taxes	23	(735,553)	(233,596)	(37,014)
Net Profit from Continuing Operations		5,707,776	3,784,661	5,437,911
Discontinued Operations	43	-	2,063,463	55,313
Consolidated Profit for the Year		5,707,776	5,848,124	5,493,224
Profit attributable to the Parent		5,630,023	5,723,494	5,482,606
Profit attributable to non-controlling interests	26	77,753	124,630	10,618

F-5

Earnings Per Share (Brazilian Reais) 28
	2014	2013	2012
From Continued and Discontinued Operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	709.69	719,89	689.29
Preferred shares	780.66	791.87	758.22
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	709.40	719.60	688.87
Preferred shares	780.34	791.56	757.75
Net Profit attributable - Basic (Brazilian Reais)
Common shares	2,733,205	2,777,835	2,660,901
Preferred shares	2,896,818	2,945,659	2,821,705
Net Profit attributable - Diluted (Brazilian Reais)
Common shares	2,733,184	2,777,813	2,660,871
Preferred shares	2,896,839	2,945,681	2,821,735

From Continued operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	709.69	460.35	682.34
Preferred shares	780.66	506.38	750.57
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	709.40	460.16	681.92
Preferred shares	780.34	506.18	750.11
Net Profit attributable - Basic (Brazilian Reais)
Common shares	2,733,205	1,776,356	2,634,056
Preferred shares	2,896,818	1,883,675	2,793,237
Net Profit attributable - Diluted (Brazilian Reais)
Common shares	2,733,184	1,776,342	2,634,026
Preferred shares	2,896,839	1,883,689	2,793,267

From Discontinued operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	-	259.54	6.95
Preferred shares	-	285.49	7.65
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	-	259.43	6.95
Preferred shares	-	285.38	7.64
Net Profit attributable - Basic (Brazilian Reais)
Common shares	-	1,001,479	26,845
Preferred shares	-	1,061,984	28,468
Net Profit attributable - Diluted (Brazilian Reais)
Common shares	-	1,001,471	26,845
Preferred shares	-	1,061,992	28,468

Weighted average shares outstanding (in thousands) - Basic
Common shares	3,851,278	3,858,717	3,860,354
Preferred shares	3,710,746	3,719,858	3,721,493

Weighted average shares outstanding (in thousands) - Diluted
Common shares	3,852,823	3,860,239	3,862,679
Preferred shares	3,712,291	3,721,380	3,723,817

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

F-6

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Thousands of Brazilian Reais - R$)

	2014	2013	2012

Consolidated Profit for the Year	5,707,776	5,848,124	5,493,224

Other Comprehensive Income Which May be Reclassified to net Income:	720,473	(2,143,158)	533,969
Available-for-sale financial assets	545,239	(2,232,616)	800,471
Valuation adjustments	841,725	(2,456,005)	1,976,989
Amounts transferred to income statement	(39,746)	(1,406,375)	(655,983)
Income taxes	(256,740)	1,629,764	(520,535)
Cash flow hedges	175,234	89,459	(266,502)
Valuation adjustments	278,645	(53,682)	(467,880)
Amounts transferred to income statement	26,597	289,318	(163)
Income taxes	(130,008)	(146,177)	201,541
Net investment hedge	(181)	(398,759)	(303,410)
Net investment hedge	(301)	(664,597)	(505,683)
Income taxes	120	265,838	202,273
Exchange on investments Abroad	181	398,758	303,410
Exchange on investments Abroad	181	398,758	303,410

Other Comprehensive Income Which May not be Reclassified to net Income:	(549,089)	1,187,695	(1,314,228)
Defined benefits plan	(549,089)	1,187,695	(1,314,228)
Defined benefits plan	(912,636)	1,984,545	(2,185,708)
Income taxes	363,547	(796,850)	871,480

Total Comprehensive Income	5,879,160	4,892,661	4,712,965

Attributable to the parent	5,801,407	4,772,397	4,714,477
Attributable to non-controlling interests	77,753	120,264	(1,512)
Total	5,879,160	4,892,661	4,712,965

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

F-7

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(Thousands of Brazilian Reais - R$)

			Stockholders’ Equity Attributable to the Parent
										Other Comprehensive Income
	Note		Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total	Available- for-sale Financial Assets	Defined Benefit Plans	Translation adjustments investment abroad	Gains and losses Cash flow hedge and Investment	Total	Non- controlling Interests	Total Stockholders' Equity
Balances at December 31, 2011			62,634,585	10,031,388	(112,768)	-	7,739,204	(3,175,000)	77,117,409	960,199	(1,222,226)	-	7,947	76,863,329	18,960	76,882,289

Total comprehensive income			-	-	-	-	5,482,606	-	5,482,606	800,471	(1,302,098)	303,410	(569,912)	4,714,477	(1,512)	4,712,965
Appropriation of net profit for the year			-	7,739,204	-	-	(7,739,204)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	26.	b	-	(3,175,000)	-	-	-	505,000	(2,670,000)	-	-	-	-	(2,670,000)	-	(2,670,000)
Share based payments	37.	b	-	49,611	-	-	-	-	49,611	-	-	-	-	49,611	-	49,611
Treasury shares	26.	d	-	-	(57,794)	-	-	-	(57,794)	-	-	-	-	(57,794)	-	(57,794)
Results of treasury shares	26.	d	-	(41)	-	-	-	-	(41)	-	-	-	-	(41)	-	(41)
Other			-	(586)	-	-	-	-	(586)	-	-	-	-	(586)	219,682	219,096
Balances at December 31, 2012			62,634,585	14,644,576	(170,562)	-	5,482,606	(2,670,000)	79,921,205	1,760,670	(2,524,324)	303,410	(561,965)	78,898,996	237,130	79,136,126

Total comprehensive income			-	-	-	-	5,723,494	-	5,723,494	(2,232,617)	1,367,353	398,758	(309,300)	4,947,688	120,264	5,067,952
Appropriation of net profit for the year			-	5,482,606	-	-	(5,482,606)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.	b	-	(2,670,000)	-	-	-	270,000	(2,400,000)	-	-	-	-	(2,400,000)	-	(2,400,000)
Share based payments	38.	b	-	41,378	-	-	-	-	41,378	-	-	-	-	41,378	-	41,378
Treasury shares	27.	d	-	-	(121,145)	-	-	-	(121,145)	-	-	-	-	(121,145)	-	(121,145)
Treasury shares income	27.	d	-	(716)	-	-	-	-	(716)	-	-	-	-	(716)	-	(716)
Other			-	175,290	-	-	-	-	175,290	-	(175,290)	-	-	-	(68,293)	(68,293)
Balances at December 31, 2013			62,634,585	17,673,134	(291,707)	-	5,723,494	(2,400,000)	83,339,506	(471,947)	(1,332,261)	702,168	(871,265)	81,366,201	289,101	81,655,302

Total comprehensive income			-	-	-	-	5,630,023	-	5,630,023	545,239	(549,089)	181	175,053	5,801,407	77,753	5,879,160
Appropriation of net profit for the year			-	5,723,494	-	-	(5,723,494)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.	b	-	(2,400,000)	-	-	-	870,000	(1,530,000)	-	-	-	-	(1,530,000)	-	(1,530,000)
Share based payments	38.	b	-	(89,339)	-	-	-	-	(89,339)	-	-	-	-	(89,339)	-	(89,339)
Treasury shares	27.	d	-	-	(153,748)	-	-	-	(153,748)	-	-	-	-	(153,748)	-	(153,748)
Capital restructuring			(5,828,201)	(185,312)	(46)	-	-	-	(6,013,559)	-	-	-	-	(6,013,559)	-	(6,013,559)
Treasury shares income	27.	d	-	(4,926)	-	-	-	-	(4,926)	-	-	-	-	(4,926)	-	(4,926)
Option for Acquisition of Equity Instrument			-	-	-	(950,000)	-	-	(950,000)	-	-	-	-	(950,000)	-	(950,000)
Other			-	(122,916)	-	-	-	-	(122,916)	-	-	-	-	(122,916)	13,319	(109,597)
Balances at December 31, 2014			56,806,384	20,594,135	(445,501)	(950,000)	5,630,023	(1,530,000)	80,105,041	73,292	(1,881,350)	702,349	(696,212)	78,303,120	380,173	78,683,293

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

F-8

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
(Thousands of Brazilian Reais - R$)

	Note	2014	2013	2012
1. Cash Flows From Operating Activities
Consolidated profit for the year		5,707,776	5,848,124	5,493,224
Adjustments to profit		12,323,505	15,256,698	16,506,772
Depreciation of tangible assets	12	872,749	726,989	724,990
Amortization of intangible assets	14	489,380	524,927	475,885
Impairment losses on other assets (net)		(3,751)	344,580	38,352
Provisions and Impairment losses on financial assets (net)		13,307,842	16,810,889	18,532,202
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(101,482)	(563,413)	(448,805)
Share of results of entities accounted for using the equity method	11	(91,096)	(91,342)	(73,322)
Changes in deferred tax assets and liabilities	23.d	(2,055,872)	(2,537,771)	(2,785,070)
Discontinued operations		-	1,174	2,773
Others		(94,265)	40,665	39,767
Net (increase) decrease in operating assets		(90,665,172)	(27,387,896)	(23,480,323)
Balance with the Brazilian Central Bank		2,063,056	3,239,600	11,046,168
Financial assets held for trading		(25,794,816)	1,449,177	(1,736,773)
Other financial assets at fair value through profit or loss		223,568	(96,489)	(562,949)
Available-for-sale financial assets		(29,116,008)	(5,645,404)	1,879,461
Loans and receivables		(38,070,720)	(27,121,769)	(30,821,128)
Other assets		29,748	1,129,892	(3,019,907)
Discontinued operations		-	(342,903)	(265,195)
Net increase (decrease) in operating liabilities		69,113,699	29,205,900	7,021,290
Financial liabilities held for trading		6,010,910	8,202,570	304,448
Financial liabilities at amortized cost		61,706,449	21,359,301	4,411,101
Other liabilities		1,396,340	(697,700)	2,040,546
Discontinued operations		-	341,729	265,195
Paid tax	23.a	(573,684)	(1,198,409)	(2,137,965)
Total net cash flows from operating activities (1)		(4,093,876)	21,724,417	3,402,998

2. Cash Flows From Investing Activities
Investments		(2,418,133)	(2,572,009)	(1,989,428)
Increase / Acquisition of Investments in associates		-	(206,101)	-
Tangible assets		(1,838,284)	(1,773,009)	(1,447,401)
Intangible assets		(579,849)	(592,899)	(542,027)
Disposal		(738,422)	255,885	432,906
Subsidiaries, jointly controlled entities and associates	3.a	55,493	43,455	-
Tangible assets	12	216,750	139,113	420,134
Acquisition of subsidiary, less net cash in the acquisition		(1,085,470)	-	-
Dividends and interest on capital received		74,805	73,317	12,772
Total net cash flows from investing activities (2)		(3,156,555)	(2,316,124)	(1,556,522)

3. Cash Flows From Financing Activities
Reduction of capital	27.e	(6,000,000)	-	-
Issuance of Debt Instruments Eligible to Compose Capital	20	6,000,000	-	-
Acquisition of own shares	20	(291,241)	-	-
Issuance of shares of subsidiaries		-	-	370,999
Acquisition of own shares	27	(167,307)	(121,145)	(57,794)
Issuance of other long-term financial liabilities	18	53,187,121	45,575,270	36,376,139
Dividends paid and interest on capital		(2,196,101)	(2,046,360)	(2,495,328)
Payments of subordinated liabilities	19	(2,495,283)	(3,823,280)	-
Payments of other long-term financial liabilities	18	(55,388,115)	(40,549,791)	(25,440,219)
Increase/ Decrease in non-controlling interests		13,319	(72,659)	-
Total net cash flows from financing activities (3)		(7,337,607)	(1,037,965)	8,753,797
Net Increase in Cash (1+2+3)		(14,588,038)	18,370,328	10,600,273
Cash and cash equivalents at beginning of year		37,988,008	19,617,680	9,017,407
Cash and cash equivalents at end of year		23,399,970	37,988,008	19,617,680

Cash and cash equivalents components
Cash	4	9,786,013	3,533,344	4,114,775
Loans and other	5	13,613,957	34,454,664	15,502,905
Total of cash and cash equivalents		23,399,970	37,988,008	19,617,680

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		337,840	163,261	112,697
Dividends and interest on capital declared but not paid		690,000	1,450,000	1,202,825
Supplemental information
Interest received		58,461,650	50,467,302	54,198,128
Interest paid		31,004,745	21,738,114	22,232,253

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

F-9

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple Bank and through its subsidiaries carries out its operations through two segments (note 43): Commercial Banking and Global Wholesale Banking, which operates with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage. Its operations are conducted as part of a set of institutions that operate on integrated financial markets and capital.

The consolidated balance sheets as of December 31, 2014, 2013 and 2012 and the related consolidated statement of income, comprehensive income, changes in total equity, and cash flows for the three years in the period ended December 31, 2014 were approved by the Board of Directors at the meeting held on March 30, 2015.

b) Basis of presentation of the consolidated financial statements

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC).

Adoption of new standards, amendments and interpretations

In the current year, the Bank has applied a number of new and revised IFRSs issued by the International Accounting Standards Board (IASB) that are mandatory effective for the accounting period that begins on or after 1 January 2014:

• Amendments to IAS 32 - Financial Instruments - Presentation - added guidance on offsetting financial assets and financial liabilities.

• IAS 36 - Impairment of assets - added guidance on the disclosure of recoverable amounts of non-financial assets.

• IAS 39 - Impairment of assets - added guidance clarifying that there is not necessary to discontinue "hedge accounting" whether the derivative instrument is renewed, provided that certain criteria are reached.

• Amendments to IFRS 7 - Financial Instruments: Disclosure - encourages improvements of qualitative disclosures in the terms of quantitative information to assist users in the comparison of financial statements.

• Investments: Amendments to IFRS 10, IFRS 12 and IAS 27 - These amendments provide an exception to the consolidation rules of IFRS 10 to parent, which are included in the definition of investment entities.

IFRIC 21 - Government fees - Addresses the time to recognize a liability arising from the tax payment obligation tax a government, The interpretation defines taxes and specifies that the triggering event of obligation is the activity that results in tax payment, as defined by the law. The interpretation provides instructions on how different tax arrangements should be recorded and, above clarifies that the use of an economic advantage or continuity issues in preparing the financial statements do not imply a company's present obligation to pay a tribute whose taxable event will occur in a future operation.

The aforementioned standards did not have any impact on the Consolidated Financial Statements.

F-10

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Standards and Interpretations that became effective after December 31, 2014

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after December 31, 2014 had not yet been adopted by the Bank:

- IFRS 9, Financial Instruments (mandatory for annual reporting periods beginning on or after 1 January 2018) issued in July 2014, will replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 differs significantly with respect to:

I. Classification and measurement of financial assets and financial liabilities: Financial assets are classified on the basis of the business model within which they are held and their contract cash flow characteristics. Thus, the IASB created three categories based on the business model, which are "amortized cost", "fair value through other comprehensive income" and "fair value through profit or loss". For financial liabilities, the requirements related to the fair value option were changed to address own credit risk, in which the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk shall be presented in other comprehensive income.

II. Impairment methodology: The IASB added the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. Those requirements eliminate the threshold that was in IAS 39 for recognition of credit losses. Under the impairment approach in IFRS 9 it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition and, consequently, more timely information is provided about expected credit losses.

III. Hedge accounting: These requirements align hedge accounting more closely with risk management, establish a more principle-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. The three existing hedge accounting categories in IAS 39 were maintained (which are “fair value hedge”, “cash flow hedge” and “hedge of a net investment in a foreign operation”).

Banco Santander believes that the adoption of this IFRS will affect the consolidated financial statements as a whole.

• IFRS 15 - Revenue from Contracts with Customers: The standard was issued in May 2014 and applies to an annual reporting period beginning on or after January 1, 2017. The standard specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers. The Bank is currently assessing the impact of the standard upon its adoption.

IFRS 11 - Business Jointly - The amendment establishes accounting methods for the acquisition of joint ventures and joint operations which constitute an business, as established methodology in IFRS 3 - Business Combinations. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The impact of this amendment will be due only if there is the acquisition of joint control.

Amendment to IAS 16 - Tangible assets and IAS 38 Intangible Assets - The amendment clarifies the principle basis for depreciation and amortization as the expected pattern of consumption of future economic benefits of the asset. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The possible impacts of the adoption of this change are being evaluated and will be completed by the date of entry into force of regulation.

c) Estimates

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the Bank's management in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities for future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates made in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and consolidated entities in order to quantify certain assets, liabilities, income, expenses and explanatory notes. These estimates, which were made on the basis of the best information available, relate mainly to the following:

• Fair value measurement of certain financial instruments are further discussed in note 2-e.

• Allowance for loan losses are further discussed in note 2-i.

• Impairment losses on certain assets other than loans (including goodwill and other tangible and intangible assets) are further discussed in note 2-n and 2-o.

• Measurement of goodwill in a business combination are further discussed in note 2-o.

• The useful life of tangible and intangible assets are further discussed in note 2-n, 2-o and 12, 13 and 14.

• Other assets are further discussed in note 2-l and 2-p.

• Provisions, contingent assets and liabilities are further discussed in note 2-r.

F-11

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Post-employment benefits are further discussed in note 2-x.

• Recognition and evaluation of deferred taxes are further discussed in note 2-aa.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The main assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

• Changes in deposit amounts, customer basis and defaults by borrowers;

• Changes in interest rates;

• Changes in inflation rates;

• Government regulation and tax matters;

• Adverse legal or regulatory disputes or proceedings;

• Credit, market and other risks of lending and investment activities;

• Changes in market values of Brazilian securities, particularly Brazilian government securities; and

• Changes in regional, national and international business and economic conditions.

d) Capital management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieving the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through issue of shares, subordinated liabilities and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and value creation data for each business segment are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based in financial projections (balance sheets, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

2. Accounting policies and measurement bases

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The consolidated financial statements of Banco Santander are presented in Brazilian Reais, the functional and reporting currency of these financial statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheets date.

- Revenues and expenses are translated at the monthly average exchange rates.

- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

b) Basis of consolidation

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has control. Control is based on whether the Bank has: i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns, as set forth in the law, the Bylaws or agreement.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Specifically, income and expense of a subsidiary acquired or disposed during the year are included in the consolidated income statement and other comprehensive income from the date the Bank gains controls until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interest. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interest even if this results in the non-controlling interest having a deficit balance. All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to the transactions between members of the group are eliminated in full on consolidation."

F-12

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Changes in the Bank’s interest in a subsidiary that do not result in loss of control are accounted for as equity transactions. The carrying amounts of the Bank’s interests and noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.

When the Bank loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

ii. Interests in joint ventures (jointly controlled entities) and associates

“Joint ventures” mean interests in entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“venturers”) acquire interests in entities (jointly controlled entities) or carry out transactions or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

Associates are entities over which the Bank is in a position to exercise significant influence, significant influence is the power to participate in the financial and operating policy decisions of the investee, but it does not control or has joint control over those policies.

In the consolidated financial statements, interest in joint ventures and investments in associates are accounted for using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into account the dividends received from capital reductions and other related transactions. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Bank’s investment in the associate. Relevant information regarding companies accounted for under the equity method by the Bank is provided in note 11.

iii. Special purpose entities

When the Bank incorporates special purpose entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, Bank assesses, using internal criteria and procedures, and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. These criteria and procedures take into account, among other things, the risks and rewards retained by the Bank and, accordingly, all relevant matters are taken into consideration, including any guarantees granted or any losses associated with the collection of the related assets retained by the Bank. These entities include the securitization special purpose vehicles, which are fully consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Bank continues to exercise control.

iv. Business combinations, acquisitions and disposals

A business combination is the combination of two or more separate entities or economic units into one single entity or group of entities and is accounted for in accordance with IFRS 3, “Business Combinations”.

Business combinations are carried out so that the Bank obtains control over an entity and are recognized for accounting purposes as follows:

• The Bank measures the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred and the equity instruments issued, if any.

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated at the acquisition date and recognized in the consolidated balance sheets.

• The excess of the acquisition cost over the fair values of the identifiable net assets acquired are recognized as goodwill (note 13). The excess of fair values of the identifiable net assets over the acquisition cost is bargain purchase gain and is recorded as income on the date of acquisition.

F-13

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Also, note 3 below includes a description of the most significant transaction carried out in 2014.

c) Definitions and classification of financial instruments

i. Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or equity instrument of another entity.

An “equity instrument” is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly controlled entities and associates (note 11).

• Rights and obligations under employee benefit plans (note 22).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Non-current assets held for sale” or they relate to “Cash and balances with the Brazilian Central Bank”, “Hedging derivatives” and “Investment in associates”, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

• Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

• Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked. Financial assets may only be included in this category on the date they are acquired or originated.

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognized in "Equity" in the line item "Valuation Adjustment" with the exception of impairment losses, which are recognized in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in "Equity - Valuation Adjustments" is reclassified to profit or loss.

• Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheets at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

• Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortized cost less any impairment, with revenue recognized on an effective yield basis.

F-14

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheets:

• Cash and balances with the Brazilian Central Bank: cash balances and balances receivable on demand relating to deposits with the Brazilian Central Bank.

• Loans and receivables: includes the balance of loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originated in Banking transactions and services, such as the collection of rentals and similar items.

• Loans and amounts due from credit institutions: credit of any nature in the name of credit institutions.

• Loans and advances to customers: includes the debit balances of all the remaining credit and loans granted by the Bank, other than those represented by securities, including money market operations through central counterparties.

• Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

• Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

• Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

• Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

• Investments in associates: includes the investments in the share capital of associates.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

• Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the short term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the direct sale of financial assets purchased under resale agreements or borrowed (“Short positions”).

• Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Bank is provided on that basis to the Bank’s key management personnel.

• Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the abovementioned categories which arise from the funding-taking activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheets:

• Deposits from the Brazilian Central Bank: deposits of any nature received from the Brazilian Central Bank.

• Deposits from credit institutions: deposits of any nature, including Borrowings and Onlendings and money market funding received from credit institutions.

• Customer deposits: includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from customer.

• Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

• Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

• Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

• Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

• Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

• Hedging derivatives: includes the fair value of the Bank’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

F-15

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered at specific account liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 20.

e) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deduction of estimated costs of transaction that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have as equity instruments subject and are settled by delivery of those instruments.

"Fair value" is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimated the fair value of an asset or an liability, the Bank takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset and liability at measurement date.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

"All derivatives are recognized in the balance sheets at fair value from the trade date. If the fair value is positive, they are recognized as assets and if the fair value is negative, they are recognized as liabilities. The changes in the fair value of derivatives from the trade date are recognized in “Gains (losses) on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) between the difference of the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements and securities loans and derivatives.

F-16

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Others financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (prominently on Debenture portfolio) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

F-17

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following table shows a summary of the fair values of financial assets and liabilities for the years ended December 31, 2014, 2013 and 2012, classified based on several measurement methods adopted by the Bank to determine fair value:

Thousands of Reais				2014

	Level 1	Level 2	Level 3	Total

Financial assets held for trading	53,609,580	2,394,494	9,529	56,013,603
Debt instruments	46,491,597	615,213	-	47,106,810
Equity instruments	293,634	88,493	9,529	391,656
Trading derivatives	6,824,349	1,690,788	-	8,515,137
Other financial assets at fair value through profit or loss	18,091	227,172	751,431	996,694
Debt instruments	-	93,900	-	93,900
Equity instruments	18,091	133,272	751,431	902,794
Available-for-sale financial assets	55,258,281	19,328,573	577,488	75,164,342
Debt instruments	54,380,246	19,130,453	-	73,510,699
Equity instruments	878,035	198,120	577,488	1,653,643
Hedging derivatives (assets)	128,106	84,446	-	212,552
Financial liabilities held for trading	18,308,961	1,260,830	-	19,569,791
Trading derivatives	7,023,531	1,260,830	-	8,284,361
Short positions	11,285,430	-	-	11,285,430
Hedging derivatives (liabilities)	808,953	84,949	-	893,902

Thousands of Reais				2013

	Level 1	Level 2	Level 3	Total

Financial assets held for trading	28,193,318	2,022,142	3,327	30,218,787
Debt instruments	22,394,344	446,155	-	22,840,499
Equity instruments	473,202	1,048	3,327	477,577
Trading derivatives	5,325,772	1,574,939	-	6,900,711
Other financial assets at fair value through profit or loss	753,893	210,242	334,161	1,298,296
Loans and amounts due from credit institutions	-	112	-	112
Debt instruments	-	105,850	-	105,850
Equity instruments	753,893	104,280	334,161	1,192,334
Available-for-sale financial assets	33,962,431	11,811,180	513,471	46,287,082
Debt instruments	33,146,090	11,811,180	-	44,957,270
Equity instruments	816,341	-	513,471	1,329,812
Hedging derivatives (assets)	293,546	29,271	-	322,817
Financial liabilities held for trading	11,934,099	1,620,207	-	13,554,306
Trading derivatives	3,797,588	1,620,207	-	5,417,795
Short positions	8,136,511	-	-	8,136,511
Hedging derivatives (liabilities)	608,478	20,505	-	628,983

Thousands of Reais				2012

	Level 1	Level 2	Level 3	Total

Financial assets held for trading	29,693,009	1,939,296	5,964	31,638,269
Debt instruments	26,439,345	207,364	-	26,646,709
Equity instruments	428,589	-	-	428,589
Trading derivatives	2,825,075	1,731,932	5,964	4,562,971
Other financial assets at fair value through profit or loss	724,551	124,187	379,580	1,228,318
Loans and amounts due from credit institutions	5,065	-	-	5,065
Debt instruments	-	124,187	-	124,187
Equity instruments	719,486	-	379,580	1,099,066
Available-for-sale financial assets	33,148,388	10,874,055	126,177	44,148,620
Debt instruments	32,225,141	10,819,430	-	43,044,571
Equity instruments	923,247	54,625	126,177	1,104,049
Hedging derivatives (assets)	80,256	75,907	-	156,163
Financial liabilities held for trading	3,178,163	2,169,437	4,136	5,351,736
Trading derivatives	2,937,980	2,169,437	4,136	5,111,553
Short positions	240,183	-	-	240,183
Hedging derivatives (liabilities)	158,899	122,646	-	281,545

F-18

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The following tables shows the changes that occurred during the year 2014 and 2013 for level 3:

In thousand of reais	Fair Value 2013	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Charge-offs	Fair value 2014

Financial assets held for trading	3,327	2	6,200	-	-	9,529
Other financial assets at fair value through profit or loss	334,161	(13,480)	395,420	35,330	-	751,431
Available-for-sale financial assets	513,471	18,378	45,639	-	-	577,488

In thousand of reais	Fair Value 2012	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Charge-offs	Fair value 2013

Financial assets held for trading	5,963	-	3,327	-	(5,963)	3,327
Other financial assets at fair value through profit or loss	379,580	23,737	(69,965)	809	-	334,161
Available-for-sale financial assets	126,178	(35,818)	54,516	380,567	(11,972)	513,471
Financial liabilities held for trading	4,136	-	-	-	(4,136)	-

	Fair Value 2011	Transfers in and/or out of Level 3	Additions/ Charge-offs	Fair Value 2012
Financial assets held for trading	-	-	5,963	5,963
Other financial assets at fair value through profit or loss	-	339,164	40,416	379,580
Available-for-sale financial assets	-	230,036	(103,858)	126,178
Financial liabilities held for trading	-	-	4,136	4,136

In 2012, Banco Santander conducted a study where the methods were reevaluated by products, which resulted in the reclassification of some financial instruments, mainly, Brazilian Government Securities which had its classification changed from level 2 to level 1.

iv. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are write-off, whereupon they are charged to the consolidated income statement.

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

F-19

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

f) Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3. If the Bank neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b. If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired, with the intention of either to cancel them or to resell them.

F-20

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

g) Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheets at their net amount) only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

h) Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are derecognized when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

i) Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred which:

• Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities);

• Mean that their carrying amount cannot be fully recovered, in the case of equity instruments;

• Arising from the violation of terms of loans, and

• During the Bankruptcy process.

As a general rule, when the events above are observed, the carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts expense as "Losses on financial assets (net)" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment and decrease can be related objectively to an event of recovery.

Financial Assets are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded in income statements.

In estimating the future cash flows of debt instruments the following factors are taken into account:

• All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable.

• The various types of risk to which each instrument is subject; and

• The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties.

F-21

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduce the exposure to credit risk, are based on an individual basis or grouped by similarity.

• Customers with individual management: Wholesale segment customers, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support decision-making model-based risk assessment internal procedure.

• Customers with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specializing in this type of risk. The credits related to customers standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans. Loans are either individually evaluated for impairment or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

The impairment loss is calculated by using statistical models that consider the following factors:

• Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheets.

• Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

• Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

• In addition, prior to charging off past due loans (which is only done after the Bank have completed all recovery efforts), is composed fully provision the remaining balance of the loan so our allowance for loan losses fully cover the losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

iii. Debt or equity instruments classified as available for sale

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in equity under "Other Comprehensive Income."

When there is objective evidence that the aforementioned differences are due to a permanent loss, they are no longer recognized in equity and are reclassified, at the cumulative amount at that date, to the consolidated income statement. Losses considered as permanent relating to an investment in equity instruments are not reversed in subsequent periods.

iv. Equity instruments measured at cost

The amount of impairment losses on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses of recoverable amounts are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

j) Repurchase agreements

Purchases (disposal) of financial assets under a non-optional resale (repurchase) agreement at a fixed price are recognized in the consolidated balance sheets as Investment (funding), in repurchase agreements based on the nature of the debtor (creditor), under “Cash and balances with the Brazilian Central Bank”, “Loans and amounts due from credit institutions” or “Loans and advances to customers” (“Deposits from the Brazilian Central Bank”, “Deposits from credit institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recognized as interest over the contract term.

F-22

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

k) Accounting for leases

i. Financial leases

Financial leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, all types of finances leases have guaranteed residual values, and the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value which is the exercise price of the purchase option of the lessee at the end of the lease term is recognized as loans to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheets.

The finance income arising from these contracts is credited to “Interest and similar income” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

ii. Operating Leases

In operating leases, the ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible assets” (note 12). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operational leases is recognized on a straight-line basis under “Other operating income (expense)” in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other administrative expenses” in their consolidated income statements.

l) Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

m) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2014, 2013 and 2012 year-end is provided in note 42-d.

n) Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite life and, therefore, it is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate
Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

F-23

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The Bank assesses at end of each period, if there is no indication that the items of tangible assets may be impaired (carrying amount exceeds its recoverable amount either for use or sale). The assessment of property is done through reports prepared by independent companies.

Once a reduction in the impairment loss of tangible assets is identified, it is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in "Impairment loss on other assets (Net)". Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of an impairment loss of a tangible asset, the Bank recognizes the reversal of impairment loss recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the property. Under no circumstance, a reversal of impairment loss of an asset will increase its carrying amount higher than the amount that it would have had no impairment loss been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

o) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software are developed internally. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

i. Goodwill

In the acquisition of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination ".

Goodwill is recognized only when the amount of the consideration of the investee acquired exceeds the fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits of assets of the acquired entity that can not be individually identified and recognized separately.

At the end of each reporting period or whenever there is any indication of impairment, goodwill is reviewed for impairment (impairment test) and, if there is any impairment, the goodwill is written down against Impairment losses on Goodwill and other intangible assets in the consolidated income statement.

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to its carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that comprise it based on their respective fair values at the date of purchase.

In the case of a business combination achieved in stages, prior interest in the acquiree is measured again at fair value at acquisition date when control of the acquiree is obtained.

ii. Other intangible assets

Other intangible assets are non-monetary asset without physical substance. Generally arising from software development and acquisition of rights that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Other intangible assets are considered to have indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Bank, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather, at the end of each period, the entity reviews the remaining useful life of assets to determine if they are still undefined and, if this is not the case, the change should be accounted for as a change in accounting estimate.

Intangible assets with definite useful life are amortized over its useful life by using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period, if there is no indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. After identifying any reduction in impairment loss, it is adjusted to reach its fair value.

Measurement of the recoverable amount of other intangible assets - software is made based on the value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Bank.

Expenditures for acquisition and development of software are amortized over a maximum period of 5 years.

F-24

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

p) Other assets

Other Assets include the balance of all prepayments and accrued income (excluding accrued interest), customer relationship, the net amount of the difference between pension plan obligations and the fair value of the plan assets with a balance on the entity’s behalf, when this net amount is to be reported in the consolidated balance sheets, and the amount of any other assets not included in other items.

The Bank uses the value in use of customer relationship as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value to be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of customer lists acquired related to the purchase of the "payroll" will be determined individually. A analyses that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows is prepared by the business areas. Quarterly, these analyses are reviewed based on the actual cash flows of each business (value in use), which are compared with the carrying amount, checking whether there is a need to record a loss on non-recoverability.

q) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical reserves for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires or is cancelled.

Mathematical reserves for current and future benefits are recognized based on contributions made under the capitalization financial system. The mathematical reserves for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each balance sheets date an assessment is made of whether the provisions for Mathematical reserves are adequate.

r) Provision for contingent assets and liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements.

Contingent assets are not accounted for , except when there are guarantees or favorable court decisions, with respect to which no appeal is possible, characterizing the gain as virtually certain. Assets with probable success, if any, are only disclosed in the financial statements.

Management believes that the provisions recognized are sufficient to cover losses from judicial and administrative proceedings, and it also believes that, in the aggregate, they will not have significant impacts on results, cash flow or financial condition of the Bank.

Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

F-25

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

s) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

t) Share-based compensation

The Bank has long-term compensation plans with vesting conditions. The main vesting conditions are: (1) service conditions, since it is necessary that the participant continues to be employed by the Bank during the term of the Plan for their rights to vest; (2) performance conditions, since the number of Units that ultimately vest will be determined according to the result of certain performance parameter of the Bank, such as: total Shareholder Return (TSR) and may be reduced in case of failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between actual and budget in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are linked to the market price of the Bank´s shares. These compensation plans are measured and recorded in accordance with IFRS 2 - "Share-based payment". The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each plan when estimating the fair value.

Settlement in shares

The Bank measures the fair value of the services received by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each grant when estimating the fair value. In order to recognize the personnel expenses against equity reserves throughout the vesting period, as the services are received, the Bank considers the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest. Semi-annually, the Bank reviews the estimate of the number of equity instruments expected to vest.

Settlement in cash

For cash-settled share-based compensation (in the form of share appreciation rights), the Bank measures the services rendered and the corresponding liability incurred at the fair value of the share appreciation rights at the grant date and until the liability is settled, the Banks remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. In order to recognize the personnel expenses against a provision in “other liabilities” throughout the vesting period, reflecting the period as the services are received, the Bank bases the total liability on the best estimate of the number of share appreciation rights that will vest at the end of the vesting period and recognizes the amount for the services received during the vesting period based on such best available estimate. Periodically, the Bank reviews such estimate of the number of share appreciation rights that will vest at the end of vesting period.”

u) Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities' right to receive them arises.

ii. Commissions, fees and similar items

Fees and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

• Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

• Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

• Those relating to services provided in a single act are recognized when the single act has been performed.

iii. Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

F-26

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

v) Guarantees

v.1) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the financial guarantees as liability in the consolidated balance sheets at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Bank recognizes, as asset in the consolidated balance sheets, the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest receivable.

Financial guarantees, regardless of the guarantor, type of instrument or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions made for these transactions are recognized under “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated balance sheets (note 22).

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheets are reclassified to the appropriate provision.

v.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander has the practice control the credit risk through the use of collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies.

Banco Santander uses guarantees in order to increase their resilience in the subject to credit risk operations. The guarantees can be used fiduciary, real, legal structures with power mitigation and compensation agreements. The Bank periodically reviews its policy guarantees by technical parameters, normative and also its historical basis, to determine whether the guarantee is legally valid and enforceable.

Credit limits are continually monitored and changed in customer behavior function. Thus, the potential loss values represent a fraction of the amount available.

w) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated balance sheets. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 42-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated balance sheets since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.

x) Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) healthcare in case of retirement, permanent disability or death for those employees, and their direct beneficiaries.

Defined contribution plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under "Interest Expense and Similar Charges" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 22.c. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

The adoption of this new accounting policy involves, fundamentally, full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, in contrast to the stockholders’ equity (Statements of Comprehensive Income).

F-27

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheets when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses correspond to changes in the present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in "Interest expense and similar Charges" and "Provisions (net)".

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting firm, at the end of each year to be effective for the subsequent period.

y) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees considered as those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately" (note 22).

z) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

aa) Income taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation.

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

“Tax assets” includes the amount of all tax assets, which are broken down into “current” amounts of tax to be recovered within the next twelve months and “deferred” amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and “deferred” the amount of income tax payable in future years.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

F-28

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Income and expenses recognized directly in stockholders equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheets date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study, as shown in Note 23.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

ab) Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the following meanings:

• Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value and original maturity of three months or less.

• Operating activities: the primary revenue-generating activities of credit institutions and other activities that are not investing or financing activities.

• Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the size and breakdown of the equity and liabilities that are not operating activities.

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Bank classifies as cash and cash equivalents balances recorded under "Cash and balance with the Brazilian Central Bank" and "Loans and amounts due from credit institutions" in the consolidated balance sheets, except restricted resources and long-term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

3. Change in the scope of consolidation

a) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

Banco Santander announced to the market on April 7, 2014, the company's purchase of Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the EGM held on July 31, 2014, the capital increase of SGS of R$1,173,503 was approved, from the current R$16,000 to R$1,189,503 through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156,263 in local currency and R$17,240 in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle Brazil Payment Services SA to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On July 31, 2014, SGS acquired all the shares of Getnet. The purchase price amounted to R$1,156.3 million (R$1.089,1 million paid e R$67,2 million payable), and intangible assets was estimated at R$1,064.5 million. On December 31, 2014, with the completion of the study of Purchase Price Allocation (PPA), the intangible assets amounted to R$1,039.3 million.

In accordance with IFRS 3 – Business Combination, it reflects the purchase accounting adjustments determined at the acquisition date, based on the book collection on July 31, 2014, corresponding to a gain in fixed assets in the amount of R$48,882. The balance on December 31, 2014 is R$74,064.

The initial accounting of the PPA was made, as summarized below:

Summary of allocated values

Stockholders’ Equity on July 31, 2014	42,895
Added value of assets (1)	74,064
Adjusted accounting value	116,959
Purchase Price	1,156,263
Goodwill	1,039,304

(1) Recorded under Tangible Assets.

F-29

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

At the EGM held on August 31, 2014 was approved the merger of SGS Getnet under "Private Instrument of Protocol and Justification of Merger of the Getnet S.A. - (Protocol)" of August 29, 2014 (Merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet SA received the book value of all assets, rights and obligations of Getnet totaling R$42,895 which was extinguished and succeeded by Getnet SA in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet was registered in Getnet SA in return of the investment account.

The context of the transaction, Banco Santander has granted to the minority shareholders of Getnet SA a put option over shares of Getnet SA held by them equivalent to 11.5% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$950 million.

On August 31, 2014, the SGS shareholders also approved the change of the name of SGS to Getnet S.A..

b) Sale of Santander Securities Services Brasil DTVM S.A. (new denomination of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, the Company published Notice to the Market, in order to inform to the shareholders that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A., subject to the approval of the Central Bank of Brazil – BACEN), a subsidiary of Santander Brazil. The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The conclusion of the sale is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

c) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds. This operation generated a gain to Banco Santander of R$2,008 million before taxes (Tax effect R$803 million).

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction a trade agreement, was entered into between the Asset Manager and Banco Santander establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and distributor of funds, receiving remuneration consistent with market practices.

d) Establishment of foreign subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil Establecimiento Financieiro de Credito, S.A. (Santander EFC), in order to complement the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process of the establishment of foreign subsidiary before the regulatory bodies (Bacen, Spanish Ministerio de Economia y Hacienda and by Banco de España) was completed on March, 28, 2012. The paid-up share capital of Santander EFC was €748 million.

F-30

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

4. Cash and balances with the Brazilian Central Bank

Thousands of Reais	2014	2013	2012

Cash and cash equivalents	9,786,013	3,533,344	4,114,775
of which:
Cash	3,525,864	3,533,344	4,114,775
Money market investments	6,260,149	-	-
Money market investments (1)	16,212,907	12,793,443	17,337,140
Central Bank compulsory deposits (2)	29,904,928	35,387,423	34,083,325
Total	55,903,848	51,714,210	55,535,240

(1) Includes securities purchased under agreements to resell, long term and not considered cash equivalents.

(2) Central Bank compulsory deposits relate to a minimum balance that financial institutions are required to maintain with the Central Bank of Brazil based on a percentage of deposits received from third parties, considered as restricted use of resources.

5. Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated balance sheets is as follows:

Thousands of Reais	2014	2013	2012

Classification:
Other financial assets at fair value through profit or loss	-	112	5,065
Loans and receivables	28,917,397	46,043,184	29,913,132
Of which:
Loans and amounts due from credit institutions, gross	29,059,676	46,211,607	29,988,338
Impairment losses (note 9.c)	(142,279)	(168,423)	(75,206)
Loans and amounts due from credit institutions, net	28,917,397	46,043,296	29,918,197
Loans and amounts due from credit institutions, gross	29,059,676	46,211,719	29,993,403

Type:
Applications in time deposits (2)	4,818,894	4,442,671	8,719,825
Reverse repurchase agreements (1) (2)	2,407,741	19,602,697	3,616,002
Escrow deposits	8,170,504	7,422,359	7,573,599
Cash and Foreign currency investments (2)	12,398,350	14,608,963	9,921,309
Other accounts	1,264,187	135,029	162,668
Total	29,059,676	46,211,719	29,993,403

Currency:
Brazilian Real	15,469,912	35,828,923	21,803,005
US dollar	12,180,659	9,131,549	7,782,694
Euro	1,371,277	1,248,077	406,064
Pound sterling	12,656	2,070	446
Other currencies	25,172	1,100	1,194
Total	29,059,676	46,211,719	29,993,403

(1) Collateralized by debt instruments.

(2) Includes R$13,613,957 (2013 - R$34,454,664 and 2012 - R$15,502,905), of short-term transactions and low risk of change in its value, considered cash equivalents.

Note 42-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

F-31

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

6. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousands of Reais	2014	2013	2012

Classification:
Financial assets held for trading	47,106,811	22,840,499	26,646,708
Other financial assets at fair value through profit or loss	93,900	105,850	124,187
Available-for-sale financial assets	73,510,698	44,957,272	43,044,570
Loans and receivables	-	-	269,612
Total	120,711,409	67,903,621	70,085,077

Type:
Government securities - Brazil (1)	103,598,096	51,618,879	57,188,916
Debentures and Promissory notes	13,428,165	12,134,183	8,866,474
Other debt securities	3,685,148	4,150,559	4,029,687
Total	120,711,409	67,903,621	70,085,077

Currency:
Brazilian Real	114,257,666	65,664,839	69,214,546
US dollar	6,453,743	2,238,782	870,531
Total	120,711,409	67,903,621	70,085,077

(1) Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

As at December 31, 2014, includes R$72,884,242 (2013 - R$29,134,247 and 2012 - R$25,650,177) of debt securities relating to repurchase agreements, R$8,859,309 (2013 - R$4,722,191 and 2012 - R$1,487,183) to compulsory deposits in Central Bank, R$7,588,094 (2013 - R$6,188,885 and 2012 - R$8,146,345) to guarantee of BM&FBovespa transactions and R$3,111,724 (2013 - R$2,726,887 and 2012 - R$3,228,030) to escrow deposits and other guarantee.

Note 41-d contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

7. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousands of Reais	2014	2013	2012

Classification:
Financial assets held for trading	391,656	477,577	428,589
Other financial assets at fair value through profit or loss	902,794	1,192,334	1,099,066
Available-for-sale financial assets	1,653,644	1,329,810	1,104,050
Total	2,948,094	2,999,721	2,631,705

Type:
Shares of Brazilian companies	1,338,776	1,124,152	913,719
Shares of foreign companies	8,401	149,109	349
Investment fund units and shares (1)	1,600,917	1,726,460	1,717,637
Total	2,948,094	2,999,721	2,631,705

(1) Composed, principally, by stock investment.

F-32

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of year	477,577	428,589	448,209
Net additions /disposals	(73,963)	49,491	(20,026)
Valuation adjustments	(11,958)	(503)	406
Balance at end of year	391,656	477,577	428,589

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of year	1,192,334	1,099,066	374,519
Net additions /disposals	(289,540)	93,268	724,547
Balance at end of year	902,794	1,192,334	1,099,066

The changes in the balance of “Equity instruments – Available-for-sale financial assets” were as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of year	1,329,810	1,104,050	1,307,847
Net additions /disposals	307,917	428,274	(201,249)
Valuation adjustments	15,917	15,849	(2,548)
Impairment (1)	-	(218,363)	-
Balance at end of year	1,653,644	1,329,810	1,104,050

(1) Corresponds to registration of losses of permanent character in the realization value of bonds and securities classified in categories securities available for sale recognized currently in earnings on “Other financial instruments not measured at fair value through profit or loss”.

8. Derivative financial instruments and Short positions

a) Notional amounts and market values of trading and hedging derivatives

a.1) Derivatives Recorded in Memorandum and Balance sheets

Portfolio Summary of Trading Derivative and Used as Hedge

	2014	2013	2012

Assets
Swap Differentials Receivable	5,538,082	5,567,911	4,092,378
Option Premiums to Exercise	628,851	500,886	297,124
Forward Contracts and Others	2,560,755	1,154,731	329,633
Total	8,727,688	7,223,528	4,719,135

Liabilities
Swap Differentials Payable	6,552,166	4,217,405	4,327,209
Option Premiums Launched	569,011	690,743	456,172
Forward Contracts and Others	2,057,085	1,138,630	609,717
Total	9,178,262	6,046,778	5,393,098

F-33

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

Trading			2014

	Notional	Cost	Fair Value
"Swap"		(806,706)	(332,734)
Asset	284,533,034	67,310,058	67,713,764
CDI (InterBank Deposit Rates)	70,772,781	-	-
Fixed Interest Rate - Real (1)	83,317,134	66,825,563	67,425,070
Indexed to Price and Interest Rates	31,603,343	484,495	288,694
Indexed to Foreign Currency	98,810,878	-	-
Others	28,898	-	-
Liabilities	285,339,739	(68,116,764)	(68,046,498)
CDI (InterBank Deposit Rates)	101,623,563	(30,850,783)	(30,163,786)
Fixed Interest Rate - Real	16,491,571	-	-
Indexed to Price and Interest Rates	31,118,848	-	-
Indexed to Foreign Currency (1)	136,072,590	(37,261,712)	(37,879,212)
Others	33,167	(4,269)	(3,500)
Options	240,746,222	(5,613)	59,840
Purchased Position	116,184,661	460,152	628,851
Call Option - US Dollar	3,942,457	221,951	331,533
Put Option - US Dollar	1,767,822	31,194	49,704
Call Option - Other	56,931,274	119,424	153,976
InterBank Market	51,308,444	91,567	118,061
Others (2)	5,622,830	27,857	35,915
Put Option - Other	53,543,108	87,583	93,638
InterBank Market	49,105,277	29,788	1,335
Others (2)	4,437,831	57,795	92,303
Sold Position	124,561,561	(465,765)	(569,011)
Call Option - US Dollar	4,239,625	(280,478)	(428,681)
Put Option - US Dollar	1,774,640	(22,637)	(25,163)
Call Option - Other	54,354,491	(102,394)	(103,436)
InterBank Market	53,571,293	(64,873)	(72,078)
Others (2)	783,198	(37,521)	(31,358)
Put Option - Other	64,192,805	(60,256)	(11,731)
InterBank Market	60,555,093	(32,098)	(1,950)
Others (2)	3,637,712	(28,158)	(9,781)

Futures Contracts	302,239,388	-	-
Purchased Position	105,230,874	-	-
Exchange Coupon (DDI)	6,888,319	-	-
Interest Rates (DI1 and DIA)	94,307,498	-	-
Foreign Currency	3,897,223	-	-
Indexes (3)	137,834	-	-
Others	-	-	-
Sold Position	197,008,514	-	-
Exchange Coupon (DDI)	50,378,949	-	-
Interest Rates (DI1 and DIA)	57,355,214	-	-
Foreign Currency	15,845,107	-	-
Indexes (3)	8,418	-	-
Treasury Bonds/Notes	249,203	-	-
Average rate of Repo Operations (OC1)	73,171,623	-	-
Forward Contracts and Others	46,406,749	1,853,827	503,670
Purchased Commitment	20,552,988	(1,195,416)	270,611
Currencies	20,302,193	(1,446,211)	19,677
Others	250,795	250,795	250,934
Sell Commitment	25,853,761	3,049,243	233,059
Currencies	25,708,788	3,290,737	474,273
Others	144,973	(241,494)	(241,214)

F-34

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

Trading			2013

	Notional	Cost	Fair Value
"Swap"		724,783	1,656,672
Asset	178,606,316	17,535,192	18,755,675
CDI (InterBank Deposit Rates)	48,684,752	16,464,230	17,210,663
Fixed Interest Rate - Real (1)	36,600,526	-	-
Indexed to Price and Interest Rates	16,519,189	-	-
Indexed to Foreign Currency	76,750,555	1,043,589	1,497,546
Others	51,294	27,373	47,466
Liabilities	177,881,533	(16,810,409)	(17,099,003)
CDI (InterBank Deposit Rates)	32,220,522	-	-
Fixed Interest Rate - Real	52,396,615	(15,796,089)	(15,930,641)
Indexed to Price and Interest Rates	17,533,509	(1,014,320)	(1,168,362)
Indexed to Foreign Currency (1)	75,706,966	-	-
Others	23,921	-	-
Options	234,782,478	(84,844)	(189,857)
Purchased Position	111,750,290	431,770	500,886
Call Option - US Dollar	3,815,905	108,122	178,192
Put Option - US Dollar	1,407,427	36,455	39,582
Call Option - Other	45,136,315	202,542	211,330
InterBank Market	43,304,479	88,525	149,768
Others (2)	1,831,836	114,017	61,562
Put Option - Other	61,390,643	84,651	71,782
InterBank Market	57,052,006	43,746	9,022
Others (2)	4,338,637	40,905	62,760
Sold Position	123,032,188	(516,614)	(690,743)
Call Option - US Dollar	3,507,854	(204,056)	(314,271)
Put Option - US Dollar	772,847	(16,514)	(20,075)
Call Option - Other	63,515,372	(180,324)	(267,640)
InterBank Market	61,871,607	(106,328)	(214,387)
Others (2)	1,643,765	(73,996)	(53,253)
Put Option - Other	55,236,115	(115,720)	(88,757)
InterBank Market	51,288,888	(44,524)	(12,019)
Others (2)	3,947,227	(71,196)	(76,738)
Futures Contracts	123,646,819	-	-
Purchased Position	41,654,829	-	-
Exchange Coupon (DDI)	3,772,361	-	-
Interest Rates (DI1 and DIA)	29,099,344	-	-
Foreign Currency	8,167,914	-	-
Indexes (3)	598,874	-	-
Others	16,336	-	-
Sold Position	81,991,990	-	-
Exchange Coupon (DDI)	30,021,614	-	-
Interest Rates (DI1 and DIA)	10,266,576	-	-
Foreign Currency	18,179,682	-	-
Indexes (3)	64,008	-	-
Average rate of Repo Operations (OC1)	23,460,110	-	-
Forward Contracts and Others	26,308,836	418,810	16,101
Purchased Commitment	14,198,260	(244,539)	(92,565)
Currencies	13,147,558	(244,539)	(92,565)
Others	1,050,702	-	-
Sell Commitment	12,110,576	663,349	108,666
Currencies	11,711,716	660,462	105,756
Others	398,860	2,887	2,910

F-35

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

Trading			2012

	Notional	Cost	Fair Value
"Swap"		(116,636)	(109,449)
Asset	112,138,690	15,982,326	16,792,479
CDI (InterBank Deposit Rates)	34,842,507	4,335,903	4,981,610
Fixed Interest Rate - Real (1)	16,341,376	11,646,423	11,810,869
Indexed to Price and Interest Rates	14,386,596	-
Indexed to Foreign Currency	46,477,772	-
Others	90,439	-
Liabilities	112,255,326	(16,098,962)	(16,901,928)
CDI (InterBank Deposit Rates)	30,506,604	-
Fixed Interest Rate - Real	4,694,953	-
Indexed to Price and Interest Rates	19,509,496	(5,122,900)	(5,512,171)
Indexed to Foreign Currency (1)	57,406,818	(10,929,046)	(11,355,697)
Others	137,455	(47,016)	(34,060)
Options	266,060,940	(94,067)	(159,048)
Purchased Position	107,224,381	228,378	297,124
Call Option - US Dollar	1,792,837	44,838	31,993
Put Option - US Dollar	1,748,915	24,039	24,087
Call Option - Other	46,244,224	86,370	45,920
InterBank Market	45,411,468	51,667	2,289
Others (2)	832,756	34,703	43,631
Put Option - Other	57,438,405	73,131	195,124
InterBank Market	56,963,540	57,121	185,813
Others (2)	474,865	16,010	9,311
Sold Position	158,836,559	(322,445)	(456,172)
Call Option - US Dollar	1,453,215	(36,653)	(28,003)
Put Option - US Dollar	1,385,098	(14,684)	(6,036)
Call Option - Other	83,389,536	(152,818)	(103,294)
InterBank Market	81,602,615	(68,927)	(4,241)
Others (2)	1,786,921	(83,891)	(99,053)
Put Option - Other	72,608,710	(118,290)	(318,839)
InterBank Market	71,156,608	(64,771)	(272,536)
Others (2)	1,452,102	(53,519)	(46,303)
Futures Contracts	61,247,088	-	-
Purchased Position	40,376,893	-	-
Exchange Coupon (DDI)	2,916,996	-	-
Interest Rates (DI1 and DIA)	30,144,684	-	-
Foreign Currency	6,576,093	-	-
Indexes (3)	133,917	-	-
Treasury Bonds/Notes	605,203	-	-
Sold Position	20,870,195	-	-
Exchange Coupon (DDI)	14,091,511	-	-
Interest Rates (DI1 and DIA)	6,556,673	-	-
Foreign Currency	12,414	-	-
Indexes (3)	17,926	-	-
Treasury Bonds/Notes	191,671	-	-
Forward Contracts and Others	21,766,014	166,807	(280,084)
Purchased Commitment	11,046,667	(593,458)	197,859
Currencies	11,046,667	(593,458)	197,859
Sell Commitment	10,719,347	760,265	(477,943)
Currencies	10,797,139	745,350	(185,614)
Others	(77,792)	14,915	(292,329)

(1) In 2012, Include credit derivatives.

(2) Includes stock options, indices and commodities.

(3) Includes Bovespa index and S&P.

F-36

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a.2) Derivatives Financial Instruments by Counterparty

Notional				2014	2013	2012
	Customers	Related Parties	Financial Institutions (1)	Total	Total	Total
"Swap"	34,476,299	167,649,322	82,407,413	284,533,034	178,606,316	112,138,690
Options	2,926,932	530,421	237,288,869	240,746,222	234,782,478	266,060,940
Futures Contracts	-	-	302,239,388	302,239,388	123,646,819	61,247,088
Forward Contracts and Others	18,929,070	24,966,021	2,511,658	46,406,749	26,308,836	21,766,014

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				2014	2013	2012
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total	Total
"Swap"	62,597,399	103,578,880	118,356,755	284,533,034	178,606,316	112,138,690
Options	147,077,774	90,298,651	3,369,797	240,746,222	234,782,478	266,060,940
Futures Contracts	70,490,674	145,600,162	86,148,552	302,239,388	123,646,819	61,247,088
Forward Contracts and Others	19,296,423	15,766,687	11,343,639	46,406,749	26,308,836	21,766,014

a.4) Derivatives by Market Trading

Notional	Stock Exchange (1)	Cetip (2)	Over the Counter	2014 Total	2013 Total	2012 Total
"Swap"	74,751,055	49,265,689	160,516,290	284,533,034	178,606,316	112,138,690
Options	225,850,472	14,495,750	400,000	240,746,222	234,782,478	266,060,940
Futures Contracts	302,239,388	-	-	302,239,388	123,646,819	61,247,088
Forward Contracts and Others	-	28,318,669	18,088,080	46,406,749	26,308,836	21,766,014

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

(2) Includes amounts traded on other clearinghouses.

a.5) Credit Derivatives

Transactions involving credit derivatives are carried out in order to reduce or eliminate exposure to specific risks arising from the purchase or sale of assets within the concept of credit portfolio management.

In December 31, 2012, the volume of credit derivatives with total return rate - credit risk received corresponds to R$607,119 of cost and R$669,507 of market value and required stockholders' equity used amounted to R$3,585.

F-37

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a.6) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge

			2014
	Cost	Adjustment to Market	Fair Value
Hedge Instruments
Swap Contracts	(82,636)	(80,671)	(163,307)
Asset	3,063,742	62,296	3,126,038
CDI (InterBank Deposit Rates) (1) (2) (6)	1,513,959	1,549	1,515,508
Fixed Interest Rate - Real (2)	492,205	707	492,912
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	341,737	10,850	352,587
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	337,352	2,628	339,980
Indexed to Foreign Currency - Euro (1)	353,974	46,092	400,066
Indexed to Foreign Currency - Fixed Interest - YEN (7)	24,515	470	24,985
Liabilities	(3,146,378)	(142,967)	(3,289,345)
Indexed to Foreign Currency - US Dollar (1)	(1,072,586)	(82,987)	(1,155,573)
Indexed to Foreign Currency - Fixed Interest (2)	(1,247,506)	(43,771)	(1,291,277)
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(15,221)	(555)	(15,776)
CDI (InterBank Deposit Rates) (4)	(25,975)	(900)	(26,875)
Indexed to Foreign Currency - Libor - US Dollar (5)	(373,610)	(2,810)	(376,420)
Fixed Interest Rate - Real (6)	(411,480)	(11,944)	(423,424)
Object of Hedge
Assets	2,177,702	119,205	2,296,907
Lending Operation	1,583,835	82,368	1,666,203
Indexed to Foreign Currency - US Dollar	907,319	46,947	954,266
Indexed to Foreign Currency - Fixed Interest - US Dollar	15,788	(423)	15,365
Indexed Indices of Prices and Interest	421,144	32,415	453,559
CDI (InterBank Deposit Rates)	24,510	600	25,110
Fixed Interest Rate - Real	215,074	2,829	217,903
Securities	593,867	36,837	630,704
Available-for-Sale Securities - Debentures	593,867	36,837	630,704
Liabilities	(364,166)	(2,826)	(366,992)
Securities Issued Abroad	(364,166)	(2,826)	(366,992)
Eurobonds	(364,166)	(2,826)	(366,992)

F-38

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Market Risk Hedge

			2013
	Cost	Adjustment to Market	Fair Value
Hedge Instruments
Swap Contracts	38,532	(68,228)	(29,696)
Asset	2,514,466	(562,968)	1,951,498
CDI (InterBank Deposit Rates) (1) (2)	1,206,647	(685,468)	521,179
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	498,575	28,638	527,213
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	330,511	4,603	335,114
Indexed to Foreign Currency - Euro (1)	478,733	89,259	567,992
Liabilities	(2,475,934)	494,740	(1,981,194)
Indexed to Foreign Currency - US Dollar (1)	(1,221,704)	(157,150)	(1,378,854)
Indexed to Foreign Currency - Fixed Interest (2)	(538,292)	668,433	130,141
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(26,824)	(1,651)	(28,475)
CDI (InterBank Deposit Rates) (4)	(136,522)	(6,783)	(143,305)
Indexed to Foreign Currency - Libor - US Dollar (5)	(304,621)	(5,805)	(310,426)
Fixed Interest Rate - Real (6)	(247,971)	(2,304)	(250,275)
Object of Hedge
Assets	2,148,723	129,432	2,278,155
Lending Operation	1,614,157	90,801	1,704,958
Indexed to Foreign Currency - US Dollar	1,098,267	106,548	1,204,815
Indexed to Foreign Currency - Fixed Interest - US Dollar	26,840	373	27,213
Indexed Indices of Prices and Interest	104,851	2,104	106,955
CDI (InterBank Deposit Rates)	155,127	(6,948)	148,179
Fixed Interest Rate - Real	229,072	(11,276)	217,796
Securities	534,566	38,631	573,197
Available-for-Sale Securities - Debentures	534,566	38,631	573,197
Liabilities	(332,147)	(2,963)	(335,110)
Securities Issued Abroad	(332,147)	(2,963)	(335,110)
Eurobonds	(332,147)	(2,963)	(335,110)

Market Risk Hedge

			2012
	Cost	Adjustment to Market	Fair Value
Hedge Instruments
Swap Contracts	59,148	(147,817)	(88,669)
Asset	1,581,458	105,351	1,686,809
CDI (InterBank Deposit Rates) (1) (2)	1,039,229	5,241	1,044,470
Indexed to Foreign Currency - Libor - US Dollar (2) (3)(4) (6)	255,056	24,302	279,358
Indexed to Foreign Currency - EURO (1)	287,173	75,808	362,981
Liabilities	(1,522,310)	(253,168)	(1,775,478)
Indexed to Foreign Currency - US Dollar (1)	(1,070,666)	(185,072)	(1,255,738)
Indexed to Price Indexes and Interest (2)	(245,530)	(50,678)	(296,208)
Indexed to Foreign Currency - Fixed Interest US Dollar (3)	(35,076)	(3,062)	(38,138)
CDI (InterBank Deposit Rates) (4)	(171,038)	(14,356)	(185,394)
Hedge Item
Assets	1,593,371	119,818	1,713,189
Lending Operation	1,229,701	83,785	1,313,486
Indexed to Foreign Currency - US Dollar	1,021,123	93,162	1,114,285
Indexed to Foreign Currency - Fixed Interest US Dollar	35,094	676	35,770
CDI (InterBank Deposit Rates)	173,484	(10,053)	163,431
Securities	363,670	36,033	399,703
Securities Available for Sale - Debentures	363,670	36,033	399,703

(1) Instruments whose the hedge item are loan operations indexed in foreign currency - dollar with fair value R$954,266 (2013 - R$1,204,815and 2012 - R$1,114,285), indexed Indices of Prices and Interest R$106,955 and securities shown by debentures with fair value R$82,819 (2013 - R$114,891 and 2012 - R$133,273).

(2) Instruments whose hedge objects are indexed loans in price indices and interest amounting R$453,559 (12/31/2013 - R$106,955) and instruments whose hedge object are securities shown by debentures with fair value R$547,885 (2013 - R$458,306 and 2012 - R$266,430).

(3) Instruments whose the hedge item are loan operations indexed in foreign currency fixed interest - US dollar with fair value R$15,365 (2013 - R$27,213 and 2012 - R$35,770).

(4) Instruments whose the hedge item are loan operations indexed in CDI with fair value R$25,110 (2013 - R$148,179 and 2012 - R$163,431).

(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$366,992.

(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Reais with a market value of R$217,903.

F-39

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Cash Flow Hedge

			2014
	Cost	Adjustment to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(409,365)	(108,678)	(518,043)
Asset	3,820,303	128,759	3,949,062
Indexed to Foreign Currency - Swiss Franc (1)	599,818	20,210	620,028
Indexed to Foreign Currency - Chile (2)	100,804	4,624	105,428
Indexed to Foreign Currency - Yuan (3)	-	-	-
Indexed in Reais (4)	1,278,611	(36,351)	1,242,260
Indexed to Foreign Currency - Pre Dollar (5) (6)	935,787	97,890	1,033,677
Indexed to Foreign Currency - Euro (6)	905,283	42,386	947,669
Liabilities	(4,229,668)	(237,437)	(4,467,105)
Indexed to Foreign Currency - Pre Dollar (1) (2) (3)	(2,451,465)	(63,132)	(2,514,597)
CDI (InterBank Deposit Rates) (5)	(104,950)	(15,444)	(120,394)
Indexed to Foreign Currency - Pre Euro (5)	(659,231)	(108,193)	(767,424)
Indexed to Foreign Currency - Dollar (6)	(487,865)	(40,440)	(528,305)
Indexed to Foreign Currency - Reais (6)	(526,157)	(10,228)	(536,385)

	2014	2013
	Notional	Notional
Hedge Instruments
Future Contracts	16,053,248	13,115,676
Foreign Currency – Dollar (7)	16,053,248	13,115,676

Cash Flow Hedge

			2013
	Cost	Adjustment to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(166,190)	(110,280)	(276,470)
Asset	2,863,318	50,346	2,913,664
Indexed to Foreign Currency - Swiss Franc (1)	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)	97,135	6,867	104,002
Indexed to Foreign Currency - Yuan (3)	58,043	1,131	59,174
Indexed in Reais (4)	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dollar (5)	236,560	28,717	265,277
Indexed to Foreign Currency - Euro (6)	209,958	15,409	225,367
Liabilities	(3,029,508)	(160,626)	(3,190,134)
Indexed to Foreign Currency - Pre Dollar (1) (2) (3) (4)	(2,627,525)	(112,112)	(2,739,637)
CDI (InterBank Deposit Rates) (5)	(204,096)	(32,980)	(237,076)
Indexed to Foreign Currency - Dollar (6)	(161,618)	(12,206)	(173,824)
Indexed to Foreign Currency - Reais (6)	(36,269)	(3,328)	(39,597)

			2012
	Cost	Adjustment to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(18,867)	(17,846)	(36,713)
Asset	818,997	60,173	879,170
Indexed to Foreign Currency - Swiss Franc (1)	678,335	53,619	731,954
Indexed to Foreign Currency - Chile (2)	91,379	6,584	97,963
Indexed to Foreign Currency - Yuan (3)	49,283	(30)	49,253
Liabilities	(837,864)	(78,019)	(915,883)
Indexed to Foreign Currency - Pre Dollar (1) (2) (3)	(837,864)	(78,019)	(915,883)

F-40

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2014	2013	2012
Hedge Item - Cost
Assets	17,678,432	13,308,608	15,538,109
Lending Operations - Financing and Export Credit and Imports	15,999,182	12,906,917	15,538,109
Promissory Notes - PN	-	204,096	-
Lending Operations	1,023,468	197,595	-
Brazilian Foreign Debt Bonds	655,782	-	-
Liabilities	(1,960,197)	2,423,571	19,607,312
Eurobonds	(1,960,197)	2,423,571	820,077
Times deposits	-	-	18,787,235

(1) Operations due March 4, 2015 and April 12, 2016 (12/31/2013 - operations due December 1, 2014, March 4, 2015 and April 12, 2016 and 12/31/2012 - operations due December 1, 2014 and April 12, 2016), whose object of "hedging" transactions are Eurobonds.

(2) Operation due April 13, 2016 (12/31/2013 - operation due April 13, 2016 and 12/31/2012 - operation due April 13, 2016), whose object of "hedge" is an operation of Eurobonds.

(3) Operation due on December 24, 2014, whose object of "hedge" is an operation of Eurobonds.

(4) Operation due March 18, 2015, September 18, 2015 and March 18, 2016 (12/31/2013 - operations due March 18, 2016), whose object of "hedge" is an operation of Eurobonds.

(5) Operation due October 26, 2015 and April 1, 2021 (12/31/2013 - operation due April 10, 2018) which hedge objects its securities operation represented by promissory notes title Brazilian External Debt Bonds and a credit operation.

(6) Operations maturing between May, 2015 and June, 2021 (12/31/2013 -operations due July 15, 2015 and April 3, 2018), whose objects "hedge” contracts are loans from lending institutions.

(7) Operation maturing February 2, 2015 (12/31/2013 - Operations due January 31, 2014 and 12/31/2012 - operation due January 31, 2013) and the updated value of the instruments of R$15,991,293 (12/31/2013 - R$12,904,246 and 12/31/2012 - R$15,531,390), whose object of "hedge" are the loans - loan agreements and credit export and import.

In Consolidated, between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge Bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that will be recognized in income and is posted in equity corresponds to a credit of R$83,399 which will be amortized over the next 12 months.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$77,261 (2013 - to a debit in the amount of R$168,050 and 2012 to a debit in the amount of R$258,555) accounted on stockholders' equity, net of tax effects.

Investment Hedge

On December 31, 2014, the Bank has recorded a transaction of investment hedge on its investment in Santander EFC, with notional value of R$2,982,115, maturing between January, 2015 to December, 2015 and the effect of R$98,944, of exchange rate changes recorded in equity, net of taxes. No ineffective portion be recorded in the consolidated income statement was identified.

a.7) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa using own and third-party derivatives is composed of government securities.

	2014	2013	2012

Financial Treasury Bill - LFT	1,135,366	763,911	1,421,634
National Treasury Bill - LTN	4,688,978	2,521,736	3,699,901
National Treasury Notes - NTN	1,763,751	3,017,363	3,024,811
Total	7,588,095	6,303,010	8,146,346

9. Loans and advances to customers

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Thousands of Reais	2014	2013	2012

Loans and receivables(1)	235,690,349	212,734,327	196,774,297
Of which:
Loans and receivables at amortized cost	249,110,881	226,206,449	210,740,669
Allowance for loan losses	(13,420,532)	(13,472,122)	(13,966,372)
Loans and advances to customers, net	235,690,349	212,734,327	196,774,297
Loans and advances to customers, gross	249,110,881	226,206,449	210,740,669

(1) During the year of 2012 the Banco Santander, through its wholly subsidiary in Spain, acquired by Banco Santander SA - New York Branch and London Branch, under commutative conditions, portfolio of financing contracts to export and import, related to operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the exchange rate of the days when there were operations. These transactions were concluded, noting the Policy for Transactions with Related Parties of the Bank, including approval by the Board of Directors.

F-41

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2014	2013	2012

Type:
Loans operations (1)	245,690,369	223,329,356	208,636,512
Repurchase agreements	6,463	55,339	407,694
Other receivables (2)	3,414,049	2,821,754	1,696,463
Total	249,110,881	226,206,449	210,740,669

(1) Includes loans, leasing and other loans with credit characteristics.

(2) Refer substantially to Exchange Operations and Other Receivables without characteristics of credit granting.

Note 42-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to customers, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousands of Reais	2014	2013	2012
Loan borrower sector:
Commercial, financial and industrial	133,087,371	113,571,171	103,208,796
Real estate-construction	31,864,656	25,554,929	20,106,962
Installment loans to individuals	81,893,047	84,312,245	83,243,281
Lease financing	2,265,807	2,768,104	4,181,630
Total (1)	249,110,881	226,206,449	210,740,669

(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

Interest rate formula:
Fixed interest rate	172,649,313	168,304,100	153,505,996
Floating rate	76,461,568	57,902,349	57,234,673
Total	249,110,881	226,206,449	210,740,669

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables” were as follows:

Thousands of Reais	2014	2013	2012
Balance at beginning of year	13,640,545	14,041,578	11,179,836
Impairment losses charged to income for the year	12,048,587	14,356,099	18,003,906
Of which:
Commercial, financial and industrial	4,875,243	5,186,845	5,776,813
Real estate-mortgage	37,891	125,720	148,847
Installment loans to individuals	6,867,258	8,802,651	11,794,298
Lease financing	268,195	240,883	283,948
Write-off of impaired balances against recorded impairment allowance	(12,126,321)	(14,757,132)	(15,142,164)
Of which:
Commercial, financial and industrial	(4,493,800)	(3,194,381)	(4,991,510)
Real estate-mortgage	(96,715)	(177,394)	(48,071)
Installment loans to individuals	(7,336,858)	(11,093,001)	(9,855,295)
Lease financing	(198,948)	(292,356)	(247,288)
Balance at end of year	13,562,811	13,640,545	14,041,578
Of which:
Loans and advances to customers	13,420,532	13,472,122	13,966,372
Loans and amounts due from credit institutions (Note 5)	142,279	168,423	75,206

Thousands of Reais	2014	2013	2012
Recoveries of loans previously charged off	855,016	456,310	1,528,310
Of which:
Commercial, financial and industrial	184,908	123,280	456,160
Real estate-mortgage	80,804	77,672	64,341
Installment loans to individuals	559,826	214,764	959,900
Lease finance	29,478	40,594	47,909

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$11,193,569 in 2014, R$13,899,788 in 2013 and R$16,475,925 in 2012.

F-42

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to customers” and considered to be impaired due to credit risk is as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of year	14,021,777	16,057,134	13,072,693
Net additions	12,115,769	12,721,775	18,126,605
Derecognized assets	(12,126,321)	(14,757,132)	(15,142,164)
Balance at end of year	14,011,225	14,021,777	16,057,134

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousands of Reais	2014	2013	2012

With no Past-Due Balances or Less than 3 Months Past Due	6,056,246	5,785,220	4,567,148
With Balances Past Due by
3 to 6 Months	3,042,247	3,377,653	5,282,229
6 to 12 Months	4,343,615	4,230,751	5,609,819
12 to 18 Months	398,782	563,207	484,835
18 to 24 Months	88,955	33,988	66,111
More than 24 Months	81,380	30,958	46,992
Total	14,011,225	14,021,777	16,057,134

e) Loan past due for less than 90 days but not classified as impaired

Thousands of Reais	2014	% of total loans past due for less than 90 days	2013	% of total loans past due for less than 90 days

Commercial and industrial	8,974,454	45.46%	5,208,063	23.75%
Mortgage loans	4,579,622	23.20%	6,841,305	31.19%
Installment loans to individuals	6,095,965	30.88%	9,651,987	44.01%
Financial Leasing	93,035	0.47%	231,157	1.05%
Total (1)	19,743,076	100.00%	21,932,512	100.00%

(1) Refers only to loans past due between 1 and 90 days.

f) Lease portfolio at present value

Thousands of Reais	2014	2013	2012

Gross investment in lease transactions	2,577,475	3,143,227	4,882,797
Lease receivables	2,062,375	2,439,551	3,714,457
Unrealized residual values (1)	515,100	703,676	1,168,340
Unearned income on lease	(2,045,227)	(2,394,584)	(3,622,469)
Offsetting residual values	(515,100)	(703,676)	(1,168,340)
Leased property and equipment	5,815,891	7,996,409	11,738,066
Accumulated depreciation	(3,517,981)	(5,387,661)	(8,242,886)
Present value adjustment	981,962	2,156,908	4,768,240
Losses on unamortized lease	200,972	186,661	171,659
Advances for guaranteed residual value	(1,235,185)	(2,233,693)	(4,355,504)
Other assets	3,000	4,513	10,067
Total	2,265,807	2,768,104	4,181,630

(1) Guaranteed residual value of lease agreements.

Unrealized lease income (lease income to appropriate related to minimum payments receivable) is R$311,668 (2013 - R$375,127 and 2012 - R$701,167).

As at December 31, 2014, 2013 and 2012 there were no material agreements for lease contracts.

F-43

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Breakdown by maturity

Gross investment in lease transactions

Thousands of Reais	2014	2013	2012

Overdue	35,292	75,723	144,586
Due to:
Up to 1 year	1,270,897	1,617,452	2,504,585
From 1 to 5 years	1,263,873	1,439,700	2,225,247
Over 5 years	7,413	10,352	8,379
Total	2,577,475	3,143,227	4,882,797

Report per lease portfolio maturity at present value

Thousands of Reais	2014	2013	2012

Overdue	32,687	55,037	96,689
Due to:
Up to 1 year	1,199,385	1,537,026	2,353,900
From 1 to 5 years	1,028,807	1,169,336	1,727,902
Over 5 years	4,928	6,705	3,139
Total	2,265,807	2,768,104	4,181,630

g) Transfer of financial assets with retention of risks and benefits

In March 2013, the Bank disposed of the loan portfolio amounting R$47,485, with retention of risks and benefits that were not classified to write-off. Contracts and installments of contracts assignment object refer to mortgages, which fall due until October 2041.

In December 31, 2014, the amount recorded on “Loans and advances to customers” related to loan portfolio assigned is R$262.515 (2013 - R$380,736 and 2012 - R$508,714), and R$242.024 (2013 - R$336,040 and 2012 - R$495,467) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

The foregoing transfer was conducted with a recourse clause and the mandatory repurchase is provided for in the following events:

- agreements in default for longer than 90 consecutive days;

- agreements under renegotiation;

- agreements subject to novation pursuant to Resolution 3,401 of the Brazilian Monetary Council (CMN);

- agreements subject to rights of intervention by certain parties to the contract.

The amount of mandatory repurchase will be calculated based on the outstanding balance of credit duly updated on the date of said repurchase.

From the date of transfer, the cash flows of the operations transferred are paid directly to the transferee entity.

10. Non-current assets held for sale

At December 31, 2014, 2013 and 2012, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of year	324,412	315,315	223,374
Foreclosures loans and	337,840	51,010	112,697
Other assets transferred (1)	418,846	-	-
Sales (2)	(102,850)	(41,937)	(29,987)
Others	26	24	9,231
Final balance, gross (3)	978,274	324,412	315,315
Impairment losses	(48,326)	(49,682)	(149,605)
Impairment as a percentage of foreclosed assets	4.94%	15.31%	47.45%
Balance at end of year	929,948	274,730	165,710

(1) On September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred to this heading whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by IFRS 5. On December 31, 2014, amounted R$298.846.

(2) Includes sale of administrative buildings.

(3) Refers mainly to buildings and vehicles arising from executions of loans.

F-44

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

11. Investments in associates and joint ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a shareholders' agreement, which sets the strategic financial and operating decisions require the unanimous consent of all investors.

Significant Influence

Banco Santander considers investments classified as significant influence over the associates who have indication of board members.

a) Breakdown

Jointly Controlled by Banco Santander	Activity	Country	12/31/2014	12/31/2013	Participation % 12/31/2012
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Financial	Brazil	39.89%	39.89%	39.89%
Norchem Participações e Consultoria S.A. (1)	Other Activities	Brazil	50.00%	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1)	Securitization	Brazil	13.64%	13.64%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil	11.11%	11.11%	11.11%

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%	-
Tecnologia Bancária S.A. - TECBAN (1) (4)	Other Activities	Brazil	19.81%	20.82%	-

Jointly Controlled by Santander Getnet
iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”)(1) (5)	Other Activities	Brazil	50.00%	-	-

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%	21.75%
BW Guirapá I S.A. (2)	Holding	Brazil	-	40.57%	-

	12/31/2014	12/31/2013	Investments 12/31/2012
Jointly Controlled by Banco Santander	545,110	512,999	449,427
Companhia de Crédito, Financiamento e Investimento RCI Brasil	502,894	467,362	413,047
Norchem Participações e Consultoria S.A.(1)	23,739	24,254	23,369
Cibrasec - Companhia Brasileira de Securitização (1)	10,236	10,298	10,285
Estruturadora Brasileira de Projetos S.A. - EBP (1)	8,241	11,085	2,726

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	458,444	434,993	-
Webmotors S.A. (3)	327,615	316,784	-
Tecnologia Bancária S.A. - TECBAN (1) (4)	130,829	118,209	-

Jointly Controlled by Santander Getnet	491	-	-
iZettle do Brasil (1) (5)	491	-	-

Significant Influence of Banco Santander	19,416	115,811	22,666
Norchem Holding e Negócios S.A. (1)	19,416	27,096	22,666
BW Guirapá I S.A. (2)	-	88,715	-
Total	1,023,461	1,063,803	472,093

F-45

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

		Results of Investments
	1/01 at 12/31/2014	1/01 at 12/31/2013	1/01 at 12/31/2012
Jointly Controlled by Banco Santander	49,094	68,973	72,246
Companhia de Crédito, Financiamento e Investimento RCI Brasil	54,414	68,162	68,534
Norchem Participações e Consultoria S.A. (1)	4,434	1,225	841
Cibrasec - Companhia Brasileira de Securitização (1)	179	522	825
Estruturadora Brasileira de Projetos S.A. - EBP (1)	(2,768)	5,530	2,046
BW Guirapá I S.A. (2)	(7,165)	(6,466)	-

Jointly Controlled by Santander Serviços	40,823	16,417	-
Webmotors S.A. (3)	21,539	6,479	-
Tecnologia Bancária S.A. - TECBAN (1) (4)	19,284	9,938	-

Jointly Controlled by Santander Getnet	(1,779)	-	-
iZettle do Brasil (1) (5)	(1,779)	-	-

Significant Influence of Banco Santander	2,958	5,952	1,076
Norchem Holding e Negócios S.A. (1)	2,958	5,952	1,076
Total	91,096	91,342	73,322

			2014
	Total assets	Total liabilities	Total profit
Jointly Controlled by Banco Santander	9,575,690	8,102,926	159,601
Companhia de Crédito, Financiamento e Investimento RCI Brasil	9,316,712	8,049,342	148,644
Norchem Participações e Consultoria S.A. (1)	81,395	25,220	8,868
Cibrasec - Companhia Brasileira de Securitização (1)	98,490	23,444	3,618
Estruturadora Brasileira de Projetos S.A. - EBP (1)	79,093	4,920	(1,529)

Jointly Controlled by Santander Serviços	1,191,219	605,654	110,078
Webmotors S.A. (3)	260,531	20,275	31,097
Tecnologia Bancária S.A. - TECBAN (1) (4)	930,688	585,379	78,981
Jointly Controlled by Santander Getnet	8,438	11,555	(13,380)
iZettle do Brasil (1) (5)	8,438	11,555	(13,380)

Significant Influence of Banco Santander	156,942	67,674	13,602
Norchem Holding e Negócios S.A. (1)	156,942	67,674	13,602
Total	10,932,289

			2013
	Total assets	Total liabilities	Total profit
Jointly Controlled by Banco Santander	11,293,794	9,308,589	232,545
Companhia de Crédito, Financiamento e Investimento RCI Brasil	9,284,500	8,182,191	154,008
Companhia de Arrendamento Mercantil RCI Brasil	1,705,709	1,022,876	69,485
Norchem Participações e Consultoria S.A. (1)	102,665	54,158	2,450
Cibrasec - Companhia Brasileira de Securitização (1)	106,427	31,235	8,605
Estruturadora Brasileira de Projetos S.A. - EBP (1)	94,493	18,129	(2,003)

Jointly Controlled by Santander S.A. Santander Serviços	974,863	512,284	75,269
Webmotors S.A. (3)	221,400	11,388	14,410
Tecnologia Bancária S.A. - TECBAN (1) (4)	753,463	500,896	60,859

Significant Influence of Banco Santander	321,479	475,839	41,777
Norchem Holding e Negócios S.A. (1)	202,264	77,684	27,367
BW Guirapá I S.A. (2)	119,215	398,155	14,410
Total	12,590,136	10,296,712	349,591

F-46

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

			2012
	Total assets	Total liabilities	Total profit
Jointly Controlled by Banco Santander	9,251,673	7,448,846	315,365
Companhia de Crédito, Financiamento e Investimento RCI Brasil	7,196,107	6,181,629	190,090
Companhia de Arrendamento Mercantil RCI Brasil	1,809,185	1,167,533	95,595
Norchem Participações e Consultoria S.A. (1)	98,151	51,414	1,681
Cibrasec - Companhia Brasileira de Securitização (1)	117,905	42,480	9,580
Estruturadora Brasileira de Projetos S.A. - EBP (1)	30,325	5,790	18,419
Significant Influence of Banco Santander	563,279	220,522	6,401
Norchem Holding e Negócios S.A. (1)	563,279	220,522	6,401
Total	9,814,952	7,669,368	321,766

b) Changes

The changes in the balance of this item were as follows:

	12/31/2014	12/31/2013	12/31/2012

Jointly Controlled by Banco Santander
Balance at beginning of year	947,992	449,427	398,025
Change in the scope of consolidation (2)	7,165	-	-
Capital increases	-	2,830	-
Low/ Additions	(4,393)	418,547	-
Capital gains	368	-	-
Income from companies accounted for by the equity method	88,136	91,674	72,246
Dividends proposed/received	(35,197)	(14,689)	(20,827)
Others	(27)	203	(17)
Balance at end of year	1,004,044	947,992	449,427

Significant Influence of Banco Santander
Balance at beginning of year	115,811	22,666	24,200
Change in the scope of consolidation (2)	(88,715)	-	-
Additions	-	95,000	-
Income from companies accounted for by the equity method	2,959	(332)	1,076
Dividends proposed/received	(10,638)	(1,523)	(2,610)
Balance at end of year	19,417	115,811	22,666

(1) Companies delayed by one month for the calculation of equity.

(2) On September, 2014 the investment held in BW Guirapá I S.A. by Banco Santander was transferred to Santander Participações and was reclassified to non-current assets held for sale (Note 5).

(3) In March 7, 2014 was concluded acquisition by company Webmotors SA, 100% of the share capital of KM Locanet Ltda - ME (Compreauto).

(4) On 18 July 2014 it was published a Notice to the Market with a view to inform that the country’s leading retail Banks, among them Banco Santander, by means of one of its subsidiaries, (“Shareholders”), executed on July 17, 2014 a new Shareholders’ Agreement of Tecban (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately 4 years from its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with ATMs from Rede Banco24Horas, which are and will continue to be managed by Tecban, thus enhancing the efficiency, quality and points of services to their clients. The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, among which its approval by the competent regulatory body (The General Superintendency of CADE published in the Diário Oficial da União, on October 23, 2014, its decision in which approved, without restrictions, the related transaction).

(5) On July 18, 2014, Banco  Santander now holds 50% of the total corporate capital of iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”), through a capital contribution to the company in the amount of R$17,240 thousand, which was authorized by the Brazilian Central Bank on June 3, 2014. iZettle do Brazil is a Swedish source company that operates in the payment mechanisms market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated action in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico. One of the solutions developed by iZettle allows merchants to accept card payments through smart phones or tablets, by using a free appliance to a card reader application, converting the smart phones or tablets into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and aggregate supply to a simple solution. At the Extraordinary General Meeing held on July 31, 2014, the transfer of the investment held by Banco Santander (5,300 common shares without par value issued by the Izettle do Brasil Meios de Pagamento S.A.) to the capital of Santander Getnet was approved.

(*) The Bank does not have collateral with associates and joint ventures.

(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2014, 2013 and 2012.

F-47

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

12. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the Bank own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2014, 2013 and 2012.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

In thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balance at December 31, 2011	2,447,654	1,529,811	3,586,081	2,832	7,566,378
Additions	272,599	4,586	1,169,292	927	1,447,404
Write-off	(72,188)	(71,962)	(41,473)	-	(185,623)
Transfers	567	498,412	(188,798)	-	310,181
Balance at December 31, 2012	2,648,632	1,960,847	4,525,102	3,759	9,138,340

Additions	335,943	75,239	1,329,411	706	1,741,299
Write-off	(32,857)	(48,032)	(29,178)	-	(110,067)
Transfers	68,766	154,883	(242,158)	-	(18,509)
Balance at December 31, 2013	3,020,484	2,142,937	5,583,177	4,465	10,751,063

Additions	160,091	431,813	1,246,380	-	1,838,284
Additions resulting mergers	-	67,581	587,049	-	654,630
Write-off	(20,574)	(2,757)	(277,438)	-	(300,769)
Transfers	(386,453)	49,416	(171,866)	-	(508,903)
Balance at December 31, 2014	2,773,548	2,688,990	6,967,302	4,465	12,434,305

Accumulated depreciation
Balance at December 31, 2011	(349,695)	(999,911)	(1,157,118)	-	(2,506,724)
Additions	(59,673)	(242,026)	(423,291)	-	(724,990)
Write-off	42,123	59,006	18,304	-	119,433
Transfers	-	(50,911)	3	-	(50,908)
Balance at December 31, 2012	(367,245)	(1,233,842)	(1,562,102)	-	(3,163,189)

Additions	(58,480)	(236,731)	(431,778)	-	(726,989)
Write-off	18,657	58,338	14,957	-	91,952
Transfers	-	(29)	(26,397)	-	(26,426)
Balance at December 31, 2013	(407,068)	(1,412,264)	(2,005,320)	-	(3,824,652)

Additions	(59,533)	(332,629)	(480,587)	-	(872,749)
Additions resulting mergers	-	-	(652,155)	-	(652,155)
Write-off	1,742	6,725	163,105	-	171,572
Transfers	(310)	(1,627)	(152,052)	-	(153,989)
Balance at December 31, 2014	(465,169)	(1,739,795)	(3,127,009)	-	(5,331,973)

Balance at December 31, 2011	(51,348)	-	-	-	(51,348)
Impacts on results	14,425	-	-	-	14,425
Balance at December 31, 2012	(36,923)	-	-	-	(36,923)

Impacts on results	(3,561)	-	-	-	(3,561)
Balance at December 31, 2013	(40,484)	-	-	-	(40,484)

Impacts on results	9,188	-	-	-	9,188
Balance at December 31, 2014	(31,296)	-	-	-	(31,296)

Carrying amount
Balance at December 31, 2012	2,244,464	727,005	2,963,000	3,759	5,938,228
Balance at December 31, 2013	2,572,932	730,673	3,577,857	4,465	6,885,927
Balance at December 31, 2014	2,277,083	949,195	3,840,293	4,465	7,071,036

The depreciation expenses has been included in the line item “Depreciation and amortization” in the income statement.

F-48

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Tangible asset purchase commitments

On December 31, 2014 and 2013, the Bank has no contractual commitments for the acquisition of tangible fixed assets (2012 - R$18,872).

13. Intangible assets – Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment. (note 43).

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

The impairment test of goodwill was conducted in 2014, 2013 and 2012 and for the current period was not identified any evidence of impairment.

Thousands of Reais	2014	2013	2012
Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/ Commercial Banking	27,217,565	27,217,565	27,217,565
Other/ Commercial Banking	1,053,390	-	-
Total	28,270,955	27,217,565	27,217,565

		Commercial Banking
	2014	2013	2012
Main assumptions:
Basis of determining recoverable amounts		Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	10 years
Growth rate perpetual	7.0%	7.0%	6.00%
Discount rate (2)	14.40%	14.80%	15.00%

(1) The projections of cash flow are prepared using growth plans and internal budget of the administration, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

The changes of goodwill in December, 31 2014, 2013 and 2012 were as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of the year	27,217,565	27,217,565	27,217,565
Additions:
Santander Getnet/Super (1)	1,053,390	-	-
Balance at end of the year	28,270,955	27,217,565	27,217,565

(1) In 2014, includes the goodwill on the acquisition of all the shares issued by Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A.(Getnet) on July 31, 2014 and the result of the acquisition by Aymoré in company Super Pagamentos e Administração de Meios Eletrônicos Ltda.

F-49

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

14. Intangible assets - Other intangible assets

a) Breakdown

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

Cost	IT developments	Other assets	Total
Balance at December 31, 2011	2,981,909	205,497	3,187,406
Additions	755,249	9,250	764,499
Write-off	(3,962)	-	(3,962)
Transfers	(310,160)	-	(310,160)
Balance at December 31, 2012	3,423,036	214,747	3,637,783

Additions	523,495	132,697	656,192
Write-off	(78,749)	(2,101)	(80,850)
Transfers	24,739	-	24,739
Balance at December 31, 2013	3,892,521	345,343	4,237,864

Additions	571,018	11,841	582,859
Additions resulting mergers	171,071	-	171,071
Write-off	(10,651)	(316)	(10,967)
Transfers	(46,885)	-	(46,885)
Balance at December 31, 2014	4,577,074	356,868	4,933,942

Accumulated amortization
Balance at December 31, 2011	(985,635)	(173,669)	(1,159,304)
Additions	(463,637)	(12,248)	(475,885)
Write-off	-	-	-
Transfers	50,887	-	50,887
Balance at December 31, 2012	(1,398,385)	(185,917)	(1,584,302)

Additions	(504,285)	(20,642)	(524,927)
Write-off	9,128	418	9,546
Transfers	1,615	(6,788)	(5,173)
Balance at December 31, 2013	(1,891,927)	(212,929)	(2,104,856)

Additions	(468,461)	(20,919)	(489,380)
Additions resulting mergers	(110,193)	-	(110,193)
Write-off	2,155	316	2,471
Transfers	4,153	-	4,153
Balance at December 31, 2014	(2,464,273)	(233,532)	(2,697,805)

Impairment - IT
Balance at December 31, 2011	(335)	-	(335)
Additions	-	-	-
Write-off	-	-	-
Balance at December 31, 2012	(335)	-	(335)

Write-off	(285,862)	-	(285,862)
Impairment losses on other assets	-	-	-
Balance at December 31, 2013	(286,197)	-	(286,197)

Write-off	(5,123)	-	(5,123)
Impairment losses on other assets	5,486	-	5,486
Balance at December 31, 2014	(285,834)	-	(285,834)

Carrying amount
Balance at December 31, 2012	2,024,316	28,830	2,053,146
Balance at December 31, 2013	1,714,397	132,414	1,846,811
Balance at December 31, 2014	1,826,967	123,336	1,950,303

The amortization expenses has been included in the line item “Depreciation and amortization” in the income statement.

F-50

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

15. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousands of Reais	2014	2013	2012
Customer relationships (1)	946,571	1,377,072	2,749,612
Prepayments and accrued income	1,289,624	1,255,046	614,062
Contractual guarantees of former controlling stockholders (Note 22.d.5)	783,909	954,325	991,394
Actuarial asset (Note 22.c)	557	898	12,865
Amounts receivable of covenants	530,311	399,045	134,007
Other receivables	1,515,754	1,098,282	1,098,787
Total	5,066,726	5,084,668	5,600,727

(1) In 2013, the amount is net of the loss not recoverable on buying rights to the provision of payroll in the amount of R$64,170.The loss related to the acquisition of rights in payrolls was recorded due to the reduction in the value of the expected return on the management of payroll and history of broken contracts.

16. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Reais	2014	2013	2012
Classification:
Financial liabilities at amortized cost	63,674,201	34,032,289	35,073,626
Total	63,674,201	34,032,289	35,073,626

Type:
Demand deposits (1)	161,538	251,134	47,763
Time deposits (2)	42,044,680	30,510,143	26,077,164
Repurchase agreements	21,467,983	3,271,012	8,948,699
Of which:
Backed operations with Private Securities (3)	961,359	373,256	559,494
Backed operations with Government Securities	20,506,624	2,897,756	8,389,205
Total	63,674,201	34,032,289	35,073,626

Currency:
Reais	39,519,636	16,242,319	19,385,341
Euro	66,735	497,300	370,544
US dollar	24,085,176	17,292,342	15,106,130
Other currencies	2,654	328	211,611
Total	63,674,201	34,032,289	35,073,626

(1) Non-interest bearing accounts.

(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

(3) Refers basically to repurchase agreements backed by debentures own issue.

Note 42-d contains a detail of the remaining maturity of financial liabilities at amortized cost and of the related average interest rates.

17. Customer deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousands of Reais	2014	2013	2012
Classification:
Financial liabilities at amortized cost	220,644,019	200,155,677	188,594,930
Total	220,644,019	200,155,677	188,594,930

Type:
Demand deposits
Current accounts (1)	15,507,604	15,584,719	13,585,488
Savings accounts	37,938,936	33,589,050	26,856,910
Time deposits	91,552,181	81,350,739	84,586,047
Repurchase agreements	75,645,298	69,631,169	63,566,485
Of which:
Backed operations with Private Securities (2)	46,699,288	41,851,923	35,735,634
Backed operations with Government Securities	28,946,010	27,779,246	27,830,851
Total	220,644,019	200,155,677	188,594,930

(1) Non-interest bearing accounts.

(2) Refers basically to repurchase agreements backed by debentures own issue.

F-51

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Note 42-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

18. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousands of Reais	2014	2013	2012

Classification:
Financial liabilities at amortized cost	70,355,249	65,300,548	54,012,018
Total	70,355,249	65,300,548	54,012,018

Type:
Real estate credit notes - LCI (1)	22,669,332	17,077,414	11,236,843
Bonds and other securities	11,784,701	15,903,376	13,049,920
Treasury Bills(3)	33,998,433	28,222,426	25,320,186
Securitization notes (MT100) (4)	-	2,247,237	2,236,089
Agribusiness credit notes - LCA (2)	1,902,783	1,681,646	2,008,472
Debenture	-	168,449	160,508
Total	70,355,249	65,300,548	54,012,018
(1) Real Estate Credit Notes are fixed income securities pegged by mortgages and mortgage-backed securities or liens on property. On December 31, 2014, have maturities between 2015 to 2020.

(2) Agribusiness credit notes are fixed income securities in which resources are allocated to the promotion of agribusiness, indexed between 89.3% to 98.0% of CDI. On December 31, 2014, have maturities between 2015 to 2016.

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2014, have a maturity between 2015 to 2025.

(4) The notes issued by Brazil Foreign were fully redeemed on December 4, 2014.

The breakdown, by currency, of the balance of this account is as follows:

Thousands of Reais
Currency:	2014	2013	2012

Reais	59,870,381	50,737,739	39,267,849
US dollar	9,418,869	13,090,912	13,920,498
Swiss Francs	940,256	1,315,966	679,024
Yuan Renminbi/chi	-	58,044	-
Peso/Chile	101,264	97,887	-
Yen	24,479	-	-
Euro	-	-	144,647
Total	70,355,249	65,300,548	54,012,018

		Average interest (%)
Currency:	2014	2013	2012

Reais	9.6%	7.2%	8.6%
US dollar	3.0%	3.9%	3.9%
Swiss Francs	1.8%	1.0%	3.2%
Yuan Renminbi/chi	-	10.0%	-
Peso/Chile	4.6%	10.0%	-
Euro	-	-	0.6%
Yen	5.6%	-	-
Total	9.6%	7.2%	7.3%

The changes in the balance of Marketable debt instruments were as follows:

Thousands of Reais	2014	2013	2012
Balance at beginning of the period	65,300,548	54,012,018	38,590,423
Issuances	53,187,121	45,575,270	36,376,139
Payments	(55,388,115)	(40,549,791)	(25,440,219)
Interest (Note 30)	6,347,571	4,355,190	3,662,370
Exchange differences and Others	1,125,481	2,071,089	823,305
Transfer Held For Sale	(217,357)	-	-
Others	-	(163,228)	-
Balance at end of the period	70,355,249	65,300,548	54,012,018

F-52

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

At December 31, 2014, 2013 and 2012, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

A note 42-D contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.

The breakdown of "Bonds and other securities" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a)		2014	2013	2012
Eurobonds	mar-11	mar-14	US$	Libor + 2.1%		-	2,813,498	2,452,473
Eurobonds	apr and nov-10	apr-15	US$	4.5%		2,173,398	1,971,183	1,740,005
Eurobonds	jan and jun-11	jan-16	US$	4.3%		2,256,237	2,005,381	1,741,878
Eurobonds	nov-05	nov-13	R$	17.1%		-	-	333,182
Eurobonds	jun-11	dec-14	CHF	3.1%		-	395,378	335,749
Eurobonds	feb and sep-12	feb-17	US$	4.6%		3,575,617	3,210,407	2,806,547
Eurobonds (2)	apr-12	apr-16	CHF	3.3%		412,596	404,185	343,275
Eurobonds (2)	mar-13	apr-18	US$	4,5% a 8,4	%(1)	892,090	786,587	-
Eurobonds (2)	mar and may-13	mar-16	US$	8.0%		1,258,363	1,283,821	-
Eurobonds (2)	jun-13	jun-15	CHF	1.1%		339,686	332,147	-
Others						876,714	2,700,789	3,296,811
Total						11,784,701	15,903,376	13,049,920

(1) The operation has compound interest flow: to April,17, 2013 equal 4.5% p.a., in period April, 18, 2013 to the October, 17, 2017 equal 8.4% p.a. and October, 18, 2017 the April 17, 2018 equal 7.0% p.a.

(2) Includes R$1,960,197 (12/31/2013 - R$2,423,572 and 12/31/2012 - R$820,077) in cash flow hedge operations, being R$1,258,363 indexed in Reais (12/31/2013 - R$1,283,821) , R$600,570 indexed on foreign currency - Swiss Franc (12/31/2013 - R$983,819 and 12/31/2012 - R$679,025), R$101,264 in Chilean Peso (12/31/2013 - R$97,887 and 12/31/2012 - R$91,767) and R$58,044 in Yuan (12/31/2013 - R$58,044 and 12/31/2012 - R$49,285), and R$364,166 for market risk hedge operations indexed to foreign currency - Swiss Franc for market risk hedge operations, being R$339,686 (12/31/2013 - R$332,147) indexed to foreign currency - Swiss Franc and R$24,480 indexed to foreign currency - YEN.

The notes issued by Brazil Foreign consolidated in the Financial Statements of Banco Santander, in connection with the series 2008-1, 2008-2, 2009-2, 2010-1, 2011-1, 2011-2, as per the specific agreements, were fully redeemed in December 4th, 2014, on value of US$747,219. Due to the redemption of these notes, the Foreign Brazil is in the foreclosure process.

	Issuance	Maturity	Currency	Interest rate (p.a)	2013	2012
Series 2008-1 (1)	may-08	mar-15	US$	6.2%	150,645	212,565
Series 2008-2 (1) (2)	aug-08	sep-17	US$	Libor (6 months) + 0.8%	940,146	820,758
Series 2009-1 (1)	aug-09	sep-14	US$	Libor (6 months) + 2.1%	40,593	69,730
Series 2009-2 (1)	aug-09	sep-19	US$	6.3%	105,135	103,967
Series 2010-1 (1)	dec-10	mar-16	US$	Libor (6 months) + 1.5%	420,537	513,993
Series 2011-1 (1) (3)	may-11	mar-18	US$	4.2%	237,020	206,758
Series 2011-2 (1) (4)	may-11	mar-16	US$	Libor (6 months) + 1.4%	353,161	308,318
Total					2,247,237	2,236,089

(1) With charges payable semiannually.

(2) Principal is payable in 6 semiannual installments from March, 2015 (the period of this series was extended by three years in August, 2011).

(3) The principal will be paid semiannually in 9 installments from March 2014.

(4) The principal will be paid semiannually in 5 installments from March 2014.

F-53

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

19. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousands of Reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2014

Subordinated Certificates	jun-06	jul-16	R$ 1500	105.0% CDI	3,683,128
Subordinated Certificates	oct-06	sep-16	R$ 850	104.5% CDI	1,990,794
Subordinated Certificates	jul-06 to oct-06	jul-16 to jul-18	R$ 447	104.5% CDI	1,080,684
Subordinated Certificates	may-08 to jun-08	may-13 to may-18	R$ 283	CDI(2)	114,050
Subordinated Certificates	may-08 to jun-08	may-13 to jun-18	R$ 268	IPCA(3)	425,421
Total					7,294,077

Thousands of Reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2013
Subordinated Certificates	jun-06	jul-16	R$ 1500	105.0% CDI	3,306,909
Subordinated Certificates	oct-06	sep-16	R$ 850	104.5% CDI	1,788,358
Subordinated Certificates	jul-07	jul-14	R$ 885	104.5% CDI	1,684,508
Subordinated Certificates	jul-06 to oct-06	jul-16 to jul-18	R$ 447	104.5% CDI	970,794
Subordinated Certificates	jan-07	jan-14	R$ 250	104.5% CDI	508,655
Subordinated Certificates	may-08 to jun-08	may-13 to may-18	R$ 283	CDI(2)	101,659
Subordinated Certificates	may-08 to jun-08	may-13 to jun-18	R$ 268	IPCA(3)	368,401
Subordinated Certificates	nov-08	nov-14	R$ 100	120.5% CDI	176,860
Total					8,906,144

Thousands of Reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2012
Subordinated Certificates	jun-06	jul-16	R$ 1500	105.0% CDI	3,048,617
Subordinated Certificates	oct-06	sep-16	R$ 850	104.5% CDI	1,649,313
Subordinated Certificates	jul-07	jul-14	R$ 885	104.5% CDI	1,553,537
Subordinated Certificates	apr-08	apr-13	R$ 600	100.0% CDI + 1.3%	1,010,620
Subordinated Certificates	apr-08	apr-13	R$ 555	100.0% CDI + 1.0%	929,321
Subordinated Certificates	jul-06 to oct-06	jul-16 to jul-18	R$ 447	104.5% CDI	895,314
Subordinated Certificates	jan-07	jan-13	R$ 300	104.0% CDI	561,379
Subordinated Certificates	aug-07	aug-13	R$ 300	100.0% CDI + 0.4%	524,743
Subordinated Certificates	jan-07	jan-14	R$ 250	104.5% CDI	469,107
Subordinated Certificates	may-08 to jun-08	may-13 to may-18	R$ 283	CDI(2)	461,792
Subordinated Certificates	may-08 to jun-08	may-13 to jun-18	R$ 268	IPCA(3)	494,490
Subordinated Certificates	nov-08	nov-14	R$ 100	120.5% CDI	161,101
Subordinated Certificates	feb-08	feb-13	R$ 85	IPCA +7.9%	159,817
Total					11,919,151

(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.

(2) Indexed to 100% and 112% of the CDI.

(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.4% p.a.

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

	Thousands of Reais				Average Interest Rate (%)
Currency:	2014	2013	2012	2014	2013	2012

Reais	7,294,076	8,906,144	11,919,151	11.2%	8.5%	8.7%
Total	7,294,076	8,906,144	11,919,151	11.2%	8.5%	8.7%

The changes in “Subordinated liabilities” were as follows:

	2014	2013	2012

Balance at beginning of year	8,906,144	11,919,151	10,908,344
Payments	(2,495,283)	(3,823,280)	-
Interest (Note 30)	883,215	810,273	1,010,807
Balance at end of year	7,294,076	8,906,144	11,919,151

Note 42-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

F-54

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

20. Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 27), are as follows:

					12/31/2014
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)
Tier I (1)	jan-14	no maturity (perpetual)	R$ 3,000	7.4%	3,361,971
Tier II (2)	jan-14	jan-24	R$ 3,000	6.0%	3,411,341
Total					6,773,312

(1) Interest quarterly paid from April 29, 2014.

(2) The interest payable semiannually from July 29, 2014.

(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in twelve-months period ended December 31, 2014 were as follows:

12/31/2014
Balance at beginning of the period	-
Issues	6,000,000
Interest payment Tier I (1)	239,931
Interest payment Tier II (1)	195,541
Foreign exchange variation	629,081
Payments of interest - Tier I	(191,466)
Payments of interest - Tier II	(99,775)
Balance at end of the period	6,773,312

(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II were recorded against income for the period as "Interest expense and similar charges".

21. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Reais	2014	2013	2012
Credit card obligations	19,909,272	14,870,988	12,689,689
Unsettled financial transactions	1,106,011	2,916,301	1,791,274
Dividends payable	849,322	1,684,277	1,055,309
Tax collection accounts - Tax payables	676,405	379,174	422,271
Liability associated with the transfer of assets (Note 9.g)	242,024	336,040	495,467
Other financial liabilities	662,701	1,119,182	922,471
Total	23,445,735	21,305,962	17,376,481

Note 42-d contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

22. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2014	2013	2012
Provisions for pension funds and similar obligations	3,869,728	3,043,311	5,260,700
Provisions for judicial and administrative proceedings, commitments and other provisions	7,257,716	7,849,077	7,514,266
Judicial and administrative proceedings under the responsibility of former controlling stockholders	783,909	954,325	991,394
Judicial and administrative proceedings	5,487,882	5,382,320	5,795,027
Of which:
Civil	1,755,367	1,641,199	1,480,320
Labor	1,982,393	1,938,355	2,611,852
Tax and Social Security	1,750,122	1,802,766	1,705,610
Others provisions (1)	985,925	1,512,432	727,845
Total	11,127,444	10,892,388	12,774,966

(1) In 2013, includes R$987,600 relating the formation of a fund to cover the impacts of projects aimed at improving operational productivity and efficiency recorded under “Provisions (net)”, provision for compensation fund for salary variation (FCVS) and others provisions.

F-55

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Changes

The changes in “Provisions” were as follows:

Thousands of Reais			2014

	Pensions	Other Provisions (1)	Total
Balance at beginning of year	3,043,311	7,849,077	10,892,388
Additions charged to income:
Interest expense and similar charges (Note 31)	318,267	-	318,267
Personnel Expenses (Note 38.a & 22.c)	21,830	-	21,830
Additions to provisions	(3,833)	2,109,856	2,106,023
Payments to pensioners and early retirees with a charge to internal provisions	(66,250)	-	(66,250)
Payments to external funds	(354,117)	-	(354,117)
Amount used	-	(2,666,217)	(2,666,217)
Other Comprehensive Income	910,859	-	910,859
Transfer to other assets - actuarial assets (Note 15)	(339)	-	(339)
Transfers, exchange differences and other changes	-	(35,000)	(35,000)
Balance at end of year	3,869,728	7,257,716	11,127,444

Thousands of Reais			2013

	Pensions	Other Provisions (1)	Total
Balance at beginning of year	5,260,700	7,514,266	12,774,966
Additions charged to income:
Interest expense and similar charges (Note 31)	378,904	-	378,904
Personnel Expenses (Note 38.a & 22.c)	46,341	-	46,341
Additions to provisions	(4,769)	2,697,587	2,692,818
Payments to pensioners and early retirees with a charge to internal provisions	(44,515)	-	(44,515)
Payments to external funds	(315,853)	-	(315,853)
Amount used	-	(3,063,833)	(3,063,833)
Transition Adjustments to the amendments to the IAS 19	(2,265,530)	-	(2,265,530)
Transfer to other assets - actuarial assets (Note 15)	(11,967)	-	(11,967)
Transfers, exchange differences and other changes	-	701,057	701,057
Balance at end of year	3,043,311	7,849,077	10,892,388

Thousands of Reais			2012

	Pensions	Other Provisions (1)	Total
Balance at beginning of year	3,088,593	8,269,255	11,357,848
Additions charged to income:
Interest expense and similar charges (Note 31)	278,619	-	278,619
Personnel Expenses (Note 38.a & 22.c)	42,798	-	42,798
Additions to provisions	(53,124)	2,109,730	2,056,606
Payments to pensioners and early retirees with a charge to internal provisions	(42,584)	-	(42,584)
Payments to external funds	(239,042)	-	(239,042)
Amount used	-	(2,908,432)	(2,908,432)
Transition Adjustments to the amendments to the IAS 19	2,185,708	-	2,185,708
Transfer to other assets - actuarial assets (Note 15)	(268)	-	(268)
Transfers, exchange differences and other changes	-	43,713	43,713
Balance at end of year	5,260,700	7,514,266	12,774,966

(1) Includes, primarily, provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

F-56

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Provisions for pensions and similar obligations

i. Supplemental Pension Plan

The Banco Santander and its subsidiaries sponsor private pension entities and plans exclusive to employees and former employees, pension funds and cash assistance with the purpose of providing retirement and pension benefits that supplement those provided by the government, as defined in the basic regulations of each plan.

• Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: defined benefit plan fully funded by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new employees since March 28, 2005.

- Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds due Deficit in plan. Plan is closed to new entrants since June 3, 2005.

- Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975.

- Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

- Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by Banco Santander and the participants. Plan structured as defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

- Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, Sponsor funds risk benefits and administrative expenses only. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. Risk benefit modeled as defined benefits. Plan is closed to new entrants since July 23, 2010.

• Sanprev - Santander Associação de Previdência (Sanprev)

- Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

- Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

- Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

• Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

• Other plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): is a closed pension entity, which aims at setting up and implementation of benefit plans of pension character, complementary to the general welfare, in the form of legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants. It also has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. Plan I closed to new entrants since March 23, 1998 and plans II and III since July 8, 1999. This plan is in unregistering process with the National Superintendence of Pension Funds (PREVIC), and authorization of this superintendence forecast for 2015.

Additionally, Banco Santander is sponsor of health care plans, supplementary retirement and pension plan for retired employees associates, arising from the acquisition process of the Banco Meridional Constituted under the defined benefit plan. These plans are being transferred to the Banesprev, expected to occur in 2015, but it is subject to approval of PREVIC. In October, 2014 there was a settlement of the mathematical reserve of 55 participants.

ii. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

F-57

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 10.9% (2013 - 11.2 and 2012 - 8.7%).

- Cabesp, Law 9.656 and others obligations - 11.0% (2013 - 11.3% and 2012 - 9.0%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.5% (2013 - 4.5% and 2012 - 4.5%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 5.0% (2013 - 5.0% and 2012 - 5.0%).

iii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.

Entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

• SantanderPrevi’s Retirees

For the health care plan Retirement SantanderPrevi has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

• Former employees of Banco Real S.A. (retiree by Circulares)

It granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

• Bandeprev’s retirees

The health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

• Officer with Lifetime Benefits (Lifetime Officers)

Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no conclusion, being 100% funded by the Bank.

• Life insurance for Banco Real’s retirees

For Retirees from Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Fundação Sudameris where cost is 100% of the retired. It closed group.

• Free clinic

The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards, where the cost is 100% of Fundação Sudameris.

• Plasas

This healthcare plan was established in July 1, 1989. Participation in it is optional; the plan only covers hospital stays and is therefore of a supplementary nature. At the General Meeting held on December 19, 2014, it was determined that this plan should be extinguished.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Bank health plan, in the same conditions for healthcare coverage, taken place during their employment contract. The Bank’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

F-58

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The funding status of the defined benefit obligations in 2014 and in the last 3 years are as follows:

Thousands of Reais	2014	2013	2012

Present value of the obligations - Post-employment plans:
To current employees	871,376	585,214	1,639,679
Vested obligations to retired employees	17,019,976	15,912,616	19,028,670
	17,891,352	16,497,830	20,668,349

Less:
Fair value of plan assets	16,067,029	15,271,532	17,883,138
Unrecognized assets (1)	(874,305)	(786,377)	(780,922)
Provisions – Post-employment plans, net	2,698,628	2,012,675	3,566,133

Present value of the obligations - Other similar obligations:
To current employees	340,123	315,542	747,175
Vested obligations to retired employees	5,737,398	5,208,636	6,286,495
	6,077,521	5,524,178	7,033,670

Less:
Fair value of plan assets	4,906,977	4,629,910	5,473,031
Unrecognized assets (1)	-	(135,470)	(121,064)
Provisions – Other similar obligations, net	1,170,544	1,029,738	1,681,703

Total provisions for pension plans, net	3,869,172	3,042,413	5,247,836
Of which:
Actuarial provisions	3,869,728	3,043,311	5,260,700
Actuarial assets (note 15)	557	898	12,865

(1) Refers to fully funded plans Banesprev I and III, Sanprev I, II and III, Bandeprev and Plasas.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousands of Reais	Post-Employment Plans
	2014	2013	2012

Current service cost (note 38.a & 22.b)	11,189	25,584	22,708
Interest cost (net)	134,076	239,264	204,392
Extraordinary charges:
Other movements	(3,481)	(4,244)	(25,648)
Early retirement cost	-	93	8,258
Total	141,784	260,697	209,711

Thousands of Reais	Other Similar Obligations
	2014	2013	2012

Current service cost (note 38.a & 22.b)	10,606	20,757	20,090
Interest cost (net)	384,410	139,640	74,227
Extraordinary charges:
Other movements	(77,165)	(618)	(35,734)
Total	(450,969)	159,779	58,583

Thousands of Reais	Post-Employment Plans
	2014	2013	2012

Present value of the obligations at beginning of year	16,497,830	20,668,349	16,580,608
Current service cost	11,145	25,584	22,708
Interest cost	1,770,565	1,721,109	1,659,518
Early retirement cost	-	-	-
Benefits paid	(1,445,736)	(1,336,124)	(1,308,099)
Actuarial (gains)/losses	1,056,019	(4,632,667)	3,693,482
Others	1,528	51,579	20,132
Present value of the obligations at end of year	17,891,351	16,497,830	20,668,349

F-59

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais		Other Similar Obligations
	2014	2013	2012

Present value of the obligations of beginning of year	5,524,178	7,033,670	5,170,920
Current service cost	10,607	20,757	20,090
Interest cost	608,412	615,014	526,079
Early retirement cost	-	-	-
Benefits paid	(342,936)	(291,221)	(292,145)
Actuarial (gains)/losses	279,855	(1,859,513)	1,710,072
Other	(2,595)	5,471	(101,346)
Present value of the obligations at end of year	6,077,521	5,524,178	7,033,670

The changes in the fair value of the plan assets were as follows:

Thousands of Reais		Post-Employment Plans
	2014	2013	2012

Fair value of plan assets at beginning of year	15,271,531	17,883,138	15,051,746
Interest (Expense) Income	1,652,774	1,563,926	1,551,712
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	241,663	(3,178,551)	2,342,632
Contributions	300,624	294,688	223,260
Of which:
By the Bank	280,996	243,109	203,520
By plan participants	19,627	51,579	19,740
Benefits paid	(1,399,142)	(1,291,645)	(1,308,099)
Exchange differences and other items	(421)	(25)	21,887
Fair value of plan assets at end of year	16,067,029	15,271,531	17,883,138

Thousands of Reais		Other Similar Obligations
	2014	2013	2012

Fair value of plan assets at beginning of year	4,629,910	5,473,031	4,535,896
Interest (Expense) Income	496,373	462,491	463,727
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	187,841	(1,088,686)	694,955
Contributions	50,468	52,870	70,598
Of which:
By the Bank	50,468	47,399	65,551
By plan participants	-	5,471	5,048
Benefits paid	(319,550)	(269,796)	(292,145)
Exchange differences and other items	(138,065)	-	-
Fair value of plan assets at end of year	4,906,977	4,629,910	5,473,031

Opening of gains (losses) Actuarial from experience, financial assumptions and demographic hypotheses:

Thousands of Reais	Post-Employment Plans 2014
Experience Plan	(580,616)
Changes in Financial Assumptions	(475,403)
Changes in Demographic Assumptions	-
Gain (Loss) Actuarial - Obligation	(1,056,019)
Return on Investment, Return Unlike Implied Discount Rate	241,663
Gain (Loss) Actuarial - Asset	241,663

Thousands of Reais	Other Similar Obligations 2014
Experience Plan	(80,468)
Changes in Financial Assumptions	(199,387)
Changes in Demographic Assumptions	-
Gain (Loss) Actuarial - Obligation	(279,855)
Return on Investment, Return Unlike Implied Discount Rate	187,841
Gain (Loss) Actuarial - Asset	187,841

F-60

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The experience adjustments arising from plan assets and liabilities are shown bellow:

	Post - Employment Plans
In thousand of reais	2014	2013	2012

Experience Adjustments in Net Assets	241,663	(3,178,551)	2,342,632

	Other Similar Obligations
In thousand of reais	2014	2013	2012

Experience Adjustments in Net Assets	187,841	(1,088,686)	694,955

The amounts of actuarial obligation of defined benefit plans uninsured and defined benefit plans partially or totally covered are shown below:

In thousand of reais	2014	2013	2012

Defined benefit plans uninsured	878,550	836,129	890,234
Defined benefit plans partially or totally covered	23,090,769	21,061,473	26,811,786

In 2015 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2014.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2014	2013	2012

Equity instruments	3.04%	2.10%	2.80%
Debt instruments	93.94%	96.30%	93.40%
Properties	0.32%	0.20%	0.50%
Other	2.70%	1.40%	3.30%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$1,478 (2013 - R$2,991 and 2012 - R$5,057).

The following table shows the estimated benefits payable at December 31, 2014 for the next ten years:

Thousands of Reais

2015	1,838,337
2016	1,924,985
2017	2,014,398
2018	2,106,492
2019 to 2024	14,675,600
Total	22,559,812

Presumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

Thousands of Reais
		Sensitivity
	(+) 1,0%	(-)1,0%
Effect on current service cost and interest on actuarial liabilities	90,431	(31,406)
Effects on present value of obligation	797,418	(673,468)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post - Employment Plans

Duration (in years)
Banesprev Plans I	11.45
Banesprev Plans II	11.27
Banesprev Plans III	8.60
Banesprev Plans IV	17.34
Banesprev Plans V	8.92
Banesprev Pre-75	9.64
Sanprev I	6.68
Sanprev II	16.75
Bandeprev Basic	9.48
Bandeprev Special I	6.94
Bandeprev Special II	6.80
SantanderPrevi	7.15
Meridional	6.65

F-61

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Plans	Other Similar Obligations

Cabesp	13.97
Law 9656	28.69
Bandepe	14.51
Free Clinic	11.72
Lifetime officers	9.81
Circulars (1)	13,66 and 10,88
Life Insurance	8.78

(1)The duration 13.66 refers to the plan of Former Employees of Banco ABN Amro and 10.88 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

	12/31/2014		12/31/2013
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10.9%	11.0%	10.7%(1) and 11.2%	10.8% (2) and 11.3%
Rate Calculation of Interest Under Assets to the Next Year	10.9%	11.0%	11.2%	11.3%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1) For Banesprev II, V and Pré 75 plans.

(2) For Cabesp plans.

d) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of proceedings whose loss is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

d.1) Tax Contingencies: Judicial and Administrative Cases

The Bank and its subsidiaries adhered, in August 2014, to the program of amnesty established by Law 12.996/14.

The main case included in the amnesty is related to deduction of taxes expenses and interest, with preliminary decision that suspended payments related to the IRPJ and da CSLL between the years 2006 and 2008. Such case was pending from decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Accounting effects in the case of tax and social security procedures included in payment were registered at the time of subscription on the program through financial settlement in the amount of R$412,602, after the recorded deferred tax assets, was zero in net income.

The Bank and its subsidiaries adhered, in the end of 2013, the program of installments and cash payment of tax and social security debts established by Law 12.865/13 (Articles 17 and 39).

The main case included in the program was the lawsuit claiming the application of Law 9.718/98 for Banco ABN Amro Real, succeeded by Banco Santander. This lawsuit comprehend PIS and COFINS social contributions from September 2006 to April 2009, this case had unfavorable decision in federal court. The Bank and its subsidiaries follow discussing the application of the Law 9.718/98. Other administrative and judicial proceedings were also included this program.

The accounting effects in all the cases included in the program, were recorded in 2013. As a result, contingent tax liabilities were paid in the amount of R$2,053,822, through payment of R$1,389,501 and the conversion judicial deposits of R$155,020. The gain recorded in 2013 was R$504,859 before taxes.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$10,463,919 (2013 - R$8,593,676 and 2012 - R$8,735,925): The Bank and its subsidiaries discuss the calculation basis of PIS and Cofins of the Law 9,718/98, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods.

• Increase in CSLL tax rate - R$1,357,957 (2013 - R$1,217,935 and 2012 - R$1,103,018) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, which subsequently became Law 11.727/2008, in April 2008. Judicial proceedings are pending of judgment.

F-62

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$54,111 (2013 - R$52,489 and 2012 - R$51,271) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$722,366 (2013 - R$545,337 and 2012 - R$445,497): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

• Social Security Contribution (INSS) - R$442.583 (2013 - R$332,259 and 2012 - R$349,855): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

d.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

d.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, Bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the Bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to Banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the STF regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

F-63

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$12,384 million, including the following main lawsuits:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision before the Board of Tax Appeals (CARF), however this decision was reformed and a new appeal was introduced. The Banco Santander was considered responsible to collect the tax. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals at CARF. As of December 31, 2014 amounts related to these claims are approximately R$629 million each.

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services challenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of December 31, 2014 the amount related to this challenge is approximately R$668 million.

• INSS on Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2014 amounts related to these proceedings totaled approximately R$1,099 million.

• IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related to 2005 tax, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain tax paid was in compliance with the legislation. We had a partial favorable the decision on CARF, that disregard the fine and interest on this fine. Currently awaiting the assessment of a Amendment of Judgment by Zurich and the judgment of the Extraordinary Appeal filed by the Federal Government . The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2014 the amount related to this proceeding is approximately R$246 million.

• Goodwill amortization of Banco Real – The Brazilian Federal Revenue issued infraction notices against the Bank in the amount of R$1.063 billion to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested.

• Goodwill amortization of Banco Sudameris – The Tax Authorities have issued infraction notices in the amount of R$435 million to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris. Banco Santander timely presented their appeals, which are pending.

The labor lawsuits classified as possible loss risk totaled R$121 million, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees of the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired until May 22, 1975, filed as Banespa’s Retirees Association. The Superior Labor Court ruled against the Bank. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Chamber of the STF upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Plenum of the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$658 million.

d.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$773,304, R$2,520 and R$8,085 (2013 - R$948,074, R$3,299 and R$2,952 and 2012 - R$978,083, R$10,078 and R$3,233), with responsibility of the former controlling stockholders of the Banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

F-64

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

23. Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousands of Reais	2014	2013	2012

Operating profit before tax, net of profit sharing	6,443,329	4,018,257	5,474,925
Interest on capital (1)	(690,000)	(300,000)	(1,020,000)
Discontinued operations	-	2,063,463	55,313
Unrealized profits	(142)	(1,319)	(24,403)
Income before taxes	5,753,187	5,780,401	4,485,835
Rates (25% income and contribution tax and 15% social contribution tax)	(2,301,275)	(2,312,160)	(1,794,334)
PIS and COFINS (net of income and social contribution taxes) (2)	(813,814)	(1,065,515)	(1,143,825)
Permanent differences:
Equity in subsidiaries	36,438	36,537	29,329
Goodwill(3)	1,471,590	1,454,794	1,454,778
Exchange variation - foreign branches (4)	920,694	1,296,777	804,414
Adjustments:
Constitution of income and social contribution taxes on temporary differences	29,257	614,293	404,809
Effects of change in rate of social contribution taxes (5)	11,419	11,420	19,308
Other adjustments	(89,862)	(269,742)	188,507
Income and social contribution taxes	(735,553)	(233,596)	(37,014)
Of which:
Current tax	(2,791,425)	(2,771,367)	(2,822,084)
Deferred taxes	2,055,872	2,537,771	2,785,070
Taxes paid in the year	(573,684)	(1,198,409)	(2,137,965)

(1) Amount distributed to shareholders as interest attributable to shareholders’ equity. For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity since is considered as dividend.

(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a difference of a permanent and definitive nature. Administration in this case the possibility of loss on impairment or disposal is remote and only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore is not record of the deferred tax liability (note 46).

(4) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/ deductible.

(5) Effect of rate differences for the other non-financial corporations, which the social contribution tax rate is 9%.

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousands of Reais	2014	2013	2012

Operating profit before tax	6,443,329	4,018,257	5,474,925
Income tax	735,553	233,596	37,014
Effective tax rate (1)	11.42%	5.81%	0.68%

(1) In 2014, 2013 and 2012, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains (losses) on financial assets and liabilities (net) (note 36) the effective tax rate would have been 29.6%, 40.7% and 21.4%, respectively.

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousands of Reais	2014	2013	2012

Tax credited to equity	2,009,173	2,198,259	2,049,282
Measurement of available-for-sale securities	756,759	1,225,330	175,057
Measurement of cash flow hedges	4,666	95,999	194,176
The defined benefit plan review	1,247,748	876,930	1,680,049
Tax charged to equity	(748,528)	(914,411)	(1,445,903)
Measurement of available-for-sale securities	(654,582)	(866,412)	(1,445,903)
Measurement of cash flow hedges	(86,675)	(47,999)	-
The defined benefit plan review	(7,271)	-	-
Total	1,260,645	1,283,848	603,379

F-65

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousands of Reais	2014	2013	2012

Deferred Tax assets	20,038,000	19,195,626	17,956,432
Of which:
Temporary differences (1)	18,333,315	17,131,721	15,002,202
Tax loss carryforwards	1,049,326	1,366,178	2,256,503
Social contribution taxes 18%	655,359	697,727	697,727
Tax offset	-	2,073	2,073
Total deferred tax assets	20,038,000	19,197,699	17,958,505

Deferred tax liabilities	312,420	1,623,593	3,565,381
Of which:
Excess depreciation of leased assets	245,471	539,223	1,192,056
Adjustment to fair value of trading securities and derivatives	66,949	1,084,370	2,373,325
Total deferred tax liabilities	312,420	1,623,593	3,565,381

(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for judicial and administrative proceedings, and the effect of the fair value of financial instruments.

In 2014, were not recorded tax assets amounting R$272,144.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousands of Reais	Balances at December 31, 2013	Adjustment to Income	Valuation adjustments (1)	Other (3)	Adjustment to Income - Discontinued Operations (2)	Balances at December 31, 2014

Deferred tax assets	19,195,626	1,807,815	105,838	(1,187,475)	116,196	20,038,000
Temporary differences	17,131,721	2,222,326	105,838	(1,187,475)	60,905	18,333,315
Tax loss carryforwards	1,366,178	(372,143)	-	-	55,291	1,049,326
Social contribution taxes 18%	697,727	(42,368)	-	-	-	655,359
Deferred tax liabilities	1,623,593	(248,057)	124,359	(1,187,475)	-	312,420
Temporary differences	1,623,593	(248,057)	124,359	(1,187,475)	-	312,420
Total	17,572,033	2,055,872	(18,521)	-	116,196	19,725,580

Thousands of Reais	Balances at December 31, 2012	Adjustment to Income	Valuation adjustments (1)	Adjustment to Income – Discontinued Operations (2)	Balances at December 31, 2013

Deferred tax assets	17,956,432	1,895,688	(655,143)	(1,351)	19,195,626
Temporary differences	15,002,202	2,786,013	(655,143)	(1,351)	17,131,721
Tax loss carryforwards	2,256,503	(890,325)	-	-	1,366,178
Social contribution taxes 18%	697,727	-	-	-	697,727
Deferred tax liabilities	3,565,381	(642,083)	(1,299,705)	-	1,623,593
Temporary differences	3,565,381	(642,083)	(1,299,705)	-	1,623,593
Total	14,391,051	2,537,771	644,562	(1,351)	17,572,033

Thousands of Reais	Balances at December 31, 2011	Adjustment to Income	Valuation adjustments (1)	Adjustment to Income - Discontinued Operations (2)	Balances at December 31, 2012

Deferred tax assets	14,937,544	1,969,761	1,086,216	(37,089)	17,956,432
Temporary differences	12,887,544	1,065,531	1,086,216	(37,089)	15,002,202
Tax loss carryforwards	1,352,273	904,230	-	-	2,256,503
Social contribution taxes 18%	697,727	-	-	-	697,727
Deferred tax liabilities	3,748,104	(815,309)	632,586	-	3,565,381
Temporary differences	3,748,104	(815,309)	632,586	-	3,565,381
Total	11,189,440	2,785,070	453,630	(37,089)	14,391,051

(1) It relates to tax recognized in equity.

(2) Tax effect on income in Santander Asset.

(3) In 2014, refers to the net of deferred taxes, which have the same counterparty and realization period.

F-66

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

e) Expected realization of tax loss carryforwards

Year	Temporary differences	Tax loss carryforwards	Social contribution taxes 18%

2014	4,400,814	224,949	21,769
2015	4,007,073	437,518	98,385
2016	7,338,370	8,820	-
2017	614,948	290,879	195,161
2018	424,230	29,668	225,974
2019 to 2021	878,715	1,534	114,070
After 2021	669,165	55,958	-
Total	18,333,315	1,049,326	655,359

f) Current Taxes

The current tax assets refers, basically, to the balance of Income and Social Contribution Taxes Offset.

24. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousands of Reais	2014	2013	2012

Accrued expenses and deferred income (1)	2,444,231	2,127,999	1,966,435
Transactions in transit	631,611	571,901	912,034
Provision for share-based payment	250,062	224,559	210,822
Other (2)	2,020,981	2,003,299	1,213,529
Total	5,346,885	4,927,758	4,302,820

(1) Corresponds, mainly, the payments to be made - personnel expenses.

(2) Includes loan commitments.

25. Other Comprehensive Income

The balances of Other Comprehensive Income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity stated in the Consolidated Statement of Changes in Equity and Consolidated Statements of Comprehensive Income until they are extinguished or realized, when they are recognized in the consolidated income statement. The amounts attributable to subsidiaries, investments in associates and joint ventures are presented, on a line by line basis, in the appropriate items based on their nature.

It should be noted that the consolidated Statements of Comprehensive Income includes the changes to Other Comprehensive Income as follows:

- Revaluation gains (losses): This includes the amount of the gains, net of losses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

- Amounts transferred to income statement: This includes the amount of the revaluation gains (losses) previously recognized in equity, even in the same year, which are subsequently recognized in the income statement.

- Amounts transferred to the initial carrying amount of hedged items: This includes the amount of the revaluation gains (losses) previously recognized in Equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

- Other transfers: This includes the amount of the transfers made in the year between the various Other Comprehensive Income items.

In the Consolidated Statements of Comprehensive Income the amounts in "Other Comprehensive Income" are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Available-for-sale financial assets

Other Comprehensive Income—Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 6 and 7).

F-67

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Available-for-sale financial assets at December 31, 2014, 2013 and 2012 is as follows:

In thousand of reais				2014
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debit Instruments
Government debt securities	137,165	(286,905)	(149,740)	52,557,244
Private-sector debt securities	283,541	(124,230)	159,311	20,953,454
Equity Instruments
Domestic	535,849	(472,128)	63,721	1,653,644
Of which:
Listed	467,854	(431,239)	36,615	542,188
Unlisted	67,995	(40,889)	27,106	1,111,456
Total	956,555	(883,263)	73,292	75,164,342

In thousand of reais				2013
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debit Instruments
Government debt securities	11,686	(392,463)	(380,777)	29,615,457
Private-sector debt securities	109,671	(141,782)	(32,111)	15,341,815
Equity Instruments
Domestic	367,509	(426,568)	(59,059)	1,329,810
Of which:
Listed	330,760	(390,800)	(60,040)	403,295
Unlisted	36,749	(35,768)	981	926,515
Total	488,866	(960,813)	(471,947)	46,287,082

In thousand of reais				2012
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debit Instruments
Government debt securities	2,283,906	(1,030,507)	1,253,399	30,400,250
Private-sector debt securities	1,135,405	(514,195)	621,210	12,644,320
Equity Instruments
Domestic	200,278	(314,217)	(113,939)	1,104,050
Of which:
Listed	180,861	(281,419)	(100,558)	340,494
Unlisted	19,417	(32,798)	(13,381)	763,556
Total	3,619,589	(1,858,919)	1,760,670	44,148,620

At each reporting date, the Bank assesses whether there is any objective evidence indicating that the available-for-sale financial assets (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, any default or late payments, issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s industry which might affect its ability to pay; iii) changes in the fair value of the security analyzed, and  analysis of the reasons of such changes—whether they are specific to the security or the result of the general uncertainty concerning the economy or the country—and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the equity instrument being evaluated are assessed, the duration and significance of the decline in its market price below cost is taken into account. Nevertheless, it should be noted that the Bank assesses, on a case-by-case basis each of the equity instruments that have incurred losses, and monitors the performance of their market prices, recognizing an impairment loss as soon as it is determined that the recoverable amount could be decreased.

If, after completing the above assessment, the Bank considers that the presence of one or more of these factors affect recovery of the cost of the financial asset, an impairment loss is recognized in the consolidated income statement for the amount of the loss in equity under Other Comprehensive Income. Also, where the Bank does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the financial asset is written down to its fair value.

F-68

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Cash flow hedges

Other Comprehensive Income—Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 8).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged items.

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Other Comprehensive Incomes—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (Note 8).

Other Comprehensive Income—Exchange differences includes the net amount of the differences arising on the translation to Reais of the balances of the consolidated entities whose functional currency is not the Reais (Note 2.a).

The Bank has recorded a transaction of investment hedge on its investment in Santander EFC, an independent subsidiary in Spain. "Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

26. Non-controlling interests

“Non-controlling interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousands of Reais	2014	2013	2012

Santander Leasing S.A. Arrendamento Mercantil	408	395	796
Santander Brasil Advisory Services S.A (3)	473	451	442
Brasil Foreign Diversified Payment Rights Finance Company	-	-	2
Getnet S.A.	155,217	56,932	26,633
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros (2)	224,075	231,323	209,257
Total	380,173	289,101	237,130

Thousands of Reais	2014	2013	2012
Profit attributable to non-controlling interests	77,753	124,630	10,618
Of which:
Santander Leasing S.A. Arrendamento Mercantil	17	17	82
Santander Brasil Advisory Services S.A (3)	24	28	70
Getnet S.A.	37,912	49,427	13,573
MS Participações Societárias S.A. (1)	-	-	(2,792)
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros (2)	40,182	74,468	(315)
Other companies	(382)	690	-

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousands of Reais	2014	2013	2012

Balance at beginning of year	289,101	237,130	18,960
Inclusion of companies (2)	60,744	-	222,507
Dividends paid	(47,216)	(104,280)	(2,825)
Profit attributable to non-controlling interests	77,753	124,630	10,618
Transition Adjustments to the amendments to the IAS 19	(209)	(6,029)	(12,130)
Market Value	-	37,650	-
Balance at end of year	380,173	289,101	237,130

(1) Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A., by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

(2) In 2014, refers to minority interests in Getnet S.A, in 2013 refers to Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros.

F-69

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

27. Shareholders’ equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 9.090.909.090 (Nine Billion, Ninety Million, Nine Hundred and Nive Thousand and Ninety) shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value:

		Thousands of shares
			2014
	Common	Preferred	Total
Brazilian residents	127,192	153,105	280,297
Foreign residents	3,742,658	3,577,885	7,320,543
Total shares	3,869,850	3,730,990	7,600,840
(-) Treasury shares	(29,612)	(29,612)	(59,224)
Total outstanding	3,840,238	3,701,378	7,541,616

		Thousands of shares
			2013
	Common	Preferred	Total
Brazilian residents	346,006	372,775	718,781
Foreign residents	3,523,844	3,358,215	6,882,059
Total shares	3,869,850	3,730,990	7,600,840
(-) Treasury shares	(18,572)	(18,572)	(37,144)
Total outstanding	3,851,278	3,712,418	7,563,696

		Thousands of shares
			2012
	Common	Preferred	Total
Brazilian residents	328,725	355,494	684,220
Foreign residents	3,541,124	3,375,496	6,916,620
Total shares	3,869,849	3,730,990	7,600,840
(-) Treasury shares	(10,343)	(10,343)	(20,686)
Total outstanding	3,859,506	3,720,647	7,580,154

To reflect the impact of the subsidy Program and Bonus and Grouping of Shares in the context of the Optimization Plan Reference Equity approved on Extraordinary Shareholders’ Meeting on March 18, 2014 and effective on June 2, 2014, all information relating the shares have been adjusted retrospectively for all periods presented.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends of earnings based on (i) balance sheets or earning reserves from the last balance sheets; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully attributed to the mandatory dividend.

				2014
	Thousands of		Real per Thousand Shares/Units
	Reais	Common	Preferred	Units

Interim Dividends (1) (5)	99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (5)	120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2) (5)	400,000	50.5005	55.5505	106.0510
Intercalary Dividends (3) (6)	220,000	27.7738	30.5512	58.3250
Interest on Capital (4) (6)	690,000	87.2120	95.9332	183.1452
Total	1,530,000

(1) Established by the Board of Directors in March 2014.

(2) Established by the Board of Directors in June 2014.

(3) Established by the Board of Directors in September 2014.

(4) Established by the Board of Directors in December 2014, common R$74,1309, preferred - R$81,5442 e units - R$155,6751, net of taxes.

(5) The amount of interim and intercalary dividends will be fully attributed to supplementary and mandatory dividends for the year 2014 and were be paid from August 28, 2014, without any compensation to the restatement.

(6) The amount of intercalary dividends will be fully attributed to supplementary and mandatory dividends for the year 2014 and will be paid from February 26, 2015, without any compensation to the restatement.

F-70

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

				2013
	Thousands of	Reais per Thousand Shares / Units
	Reais	Common	Preferred	Units

Interest on capital (1) (5)	300,000	37.7153	41.4868	79.2021
Interim Dividends (2) (6)	650,000	81.7268	89.8995	171.6263
Interim Dividends (3) (7)	450,000	56.6816	62.3497	119.0313
Interim Dividends (4) (8)	285,196	35.9422	39.5364	75.4786
Intercalary Dividends (4) (8)	714,804	90.0840	99.0924	189.1764
Total	2,400,000

(1) Established by the Board of Directors in March 2013, common shares - R$32,0580, preferred shares - R$35,2638 and Units R$67,3247 net of taxes.

(2) Established by the Board of Directors in June 2013.

(3) Established by the Board of Directors in September 2013.

(4) Established by the Board of Directors in December 2013.

(5) The amount of interest on capital were allocated to the mandatory dividend for the year 2013 and both were paid on August 29, 2013, without compensation to the restatement.

(6) The amount of interim dividends were allocated to the additional dividends, for the year 2013 and were paid on August 29, 2013, without any compensation to the restatement.

(7) The amount of interim dividends, R$144,473 were fully attributed to the mandatory dividends for the year 2013 and the amount of the R$305,527 were attributed to supplementary dividends for the year 2013 and both were paid from February 26, 2014, without any compensation to the restatement.

(8) The amount of interim dividends were fully attributed to mandatory dividends for the year 2013 and were paid on February 26, 2014 without any compensation to the restatement.

				2012
	Thousands of	Reais per Thousand Shares / Units
	Reais	Common	Preferred	Units

Interest on capital (1) (7)	400,000	50.2836	55.3119	5,531.1927
Interim Dividends (2) (8)	490,000	61.6149	67.7764	6,777.6367
Intercalary Dividends (2) (7)	410,000	51.5553	56.7108	5,671.0837
Interest on capital (3) (7)	170,000	21.3766	23.5142	2,351.4250
Interim Dividends (4) (10)	350,000	44.0111	48.4122	4,841.2166
Intercalary Dividends (4) (9)	150,000	18.8619	20.7481	2,074.8071
Interest on capital (5) (9)	450,000	56.5880	62.2468	6,224.6781
Intercalary Dividends (6) (9)	250,000	31.4378	34.5815	3,458.1545
Total	2,670,000

(1) Established by the Board of Directors in March, 2012, Common Shares - R$0.8160, Preferred Shares - R$0.8976 and Units - R$89.7600, net of taxes.

(2) Established by the Board of Directors in June, 2012.

(3) Established by the Board of Directors in June, 2012, Common Shares - R$0.3469, Preferred Shares - R$0.3816 and Units - R$38.1589, net of taxes.

(4) Established by the Board of Directors in September, 2012.

(5) Established by the Board of Directors in December, 2012.

(6) Established by the Board of Directors in December, 2012, Common Shares - R$0.9183, Preferred Shares - R$1.0101 and Units - R$101.0139, net of taxes.

(7) The amount of intercalary dividends and interest on capital were allocated entirely to the mandatory dividends for the year 2012 and were paid on August 29, 2012, without any monetary compensation.

(8) The amount of interim dividends will be allocated entirely to the supplementary dividends for the year 2012 and were paid in August 29, 2012, without any monetary compensation.

(9) The amount of the intercalary dividend and interest on capital were fully attributed to the mandatory dividend for the year of 2012 and were paid from February 26, 2013, without any monetary compensation.

(10) The amount of interim dividends, R$348,950 were fully attributed to the mandatory dividend for the year of 2012 and R$1,050 were paid allocated to the supplementary dividend for the year 2012 and both were paid on February 26, 2013, without any monetary compensation.

F-71

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: reserve of goodwill for the subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, repayment or purchase of shares of our treasury; incorporation of the capital, or payment of dividends to preferred shares in certain circumstances.

Reserve for equalization dividend

After the destination of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be destined to constitute a reserve for equalization of dividends, which is limited to 50% of the Capital. This reserve aims to ensure funds for the payment of dividends, including the form of Interest on Capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury shares

In the meeting held on November 3, 2014, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Bank, by the Bank or by the Bank´s agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, or the ADRs, which, on October 31, 2014, corresponded to approximately 1.16% of the Bank’s share capital. On October 31, 2014, the Bank held 403,565,369 common shares and 431,369,785 preferred shares being traded.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Bank’s employees, as well as the companies under its control according to the Long Term Incentive Plan.

The term of the Buyback Program is 365 days counted from November 3, 2014, and it will expire on November 3, 2015.

In 2014, 7,425,000 Units were acquired, 2,717,461 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on December 31, 2014, amounting to 16,531,177 Units (12/31/2013 - 11,823,638 Units and 12/31/2012 - 8,610,418) equivalent to R$230,420 (12/31/2013 - R$177,122 and 12/31/2012 - R$134.371). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.23 and R$18.52. In 2014, was acquired 6,332,218 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,080,565 ADRs, in the current amount of R$215,036 (12/31/2013 - R$114,585 and 12/31/2012 - R$36,191). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.18 and US$10.21. The market value of these shares on December 31, 2014 was R$13.46 per Unit and US$5.02 per ADR. In the period ended December 31, 2014, due to the Optimization Plan PR, were registered amount of R$45 issuance cost, totaling R$445,501 (12/31/2013 - R$291,707) of treasury shares.

Additionally, in the year ended December 31, 2014, treasury shares were traded, that resulted in a loss of R$4,926 (2013 - R$716 and 2012 - R$41) recorded directly in equity in capital reserves.

e) Plan to Optimize the Regulatory Capital

On September 26, 2013, the Bank disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan had the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (end of the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP) were satisfied. The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

F-72

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dollars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Share Reverse Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

On April 23, 2014 the Company published Notice to Shareholders, in order to inform to the shareholders that the Bacen ratified, the minutes of the EGM held on March 18, 2014, which approved a bonus share program and an adjustment in the composition of the Units, which implementation occurred on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that are not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Offer and Banco Santander filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Voluntary Exchange Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit BDR and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain has published a Material Fact regarding the Exchange Offers Results held on October 30, 2014. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank, thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the USA. As consequence of the Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

F-73

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

28. Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

	2014	2013	2012
Profit attributable to the Parent	5,630,023	5,723,494	5,482,606
From continued operations	5,630,023	3,660,031	5,427,293
From discontinued operations	-	2,063,463	55,313

Earnings per share - Continued operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	709.69	460.35	682.34
Preferred shares	780.66	506.38	750.57
Net Profit attributable - Basic (Brazilian Reais)
Common shares	2,733,205	1,776,356	2,634,056
Preferred shares	2,896,818	1,883,675	2,793,237

Earnings per share - Discontinued operations
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	-	259.54	6.95
Preferred shares	-	285.49	7.65
Net Profit attributable - Basic (Brazilian Reais)
Common shares	-	1,001,479	26,845
Preferred shares	-	1,061,984	28,468

Weighted average shares outstanding (in thousands) - Basic
Common shares	3,851,278	3,858,717	3,860,354
Preferred shares	3,710,746	3,719,858	3,721,493

b) Diluted earning per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

	2014	2013	2012

Profit attributable to the Parent	5,630,023	5,723,494	5,482,606
From continued operations	5,630,023	3,660,031	5,427,293
From discontinued operations	-	2,063,463	55,313

Earnings per share - Continued operations
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	709.40	460.16	681.92
Preferred shares	780.34	506.18	750.11
Net Profit attributable - Basic (Brazilian Reais)
Common shares	2,733,184	1,776,342	2,634,026
Preferred shares	2,896,839	1,883,689	2,793,267

Earnings per share - Discontinued operations
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	-	259.43	6.95
Preferred shares	-	285.38	7.64
Net Profit attributable - Basic (Brazilian Reais)
Common shares	-	1,001,471	26,845
Preferred shares	-	1,061,992	28,468

Weighted average shares outstanding (in thousands) - Diluted
Common shares	3,852,823	3,860,239	3,862,679
Incremental shares from stock options granted under Stock Option Plan - Units	1,545	1,522	2,325

Preferred shares	3,712,291	3,721,380	3,723,817
Incremental shares from stock options granted under Stock Option Plan - Units	1,545	1,522	2,324

F-74

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

29. Operational Ratios

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 5.5% from October 1, 2013 to December 31, 2014. The minimum Principal Capital requirement of 4.5% from October 1, 2013.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect on October 01, 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

		Financial Consolidated (1)
Thousands of Reais	2014	2013	2012

Tier I Regulatory Capital	58,592,358	63,594,727	65,213,301
Principal Capital	55,228,661	63,594,727	-
Tier II Regulatory Capital	4,970,999	2,701,014	5,069,813
Regulatory Capital (Tier I and II)	63,563,357	66,295,741	70,283,114
Required Regulatory Capital	40,010,083	37,936,111	37,131,442
Portion of Credit Risk (2)	35,527,889	34,199,529	32,409,974
Market Risk Portions (3)	2,807,798	2,047,595	2,951,238
Operational Risk Portion	1,674,396	1,688,987	1,770,230
Basel I Ratio	16.1	18.4	-
Basel Principal Capital	15.2	18.4	-
Basel	17.5%	19.2%	20.8%

(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Circular 3,644 of March 4, 2013.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. On December 31, 2014 and 2013 Banco Santander classifies for said index.

30. Interest and similar income

“Interest and similar income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognized gross, without deducting any tax withheld at source.

The breakdown of the main items of interest and similar charges accrued in 2014, 2013 and 2012 is as follows:

Thousands of Reais	2014	2013	2012

Cash and balances with the Brazilian Central Bank	5,951,667	6,796,728	5,731,269
Loans and amounts due from credit institutions	4,114,877	751,248	1,027,615
Loans and advances to customers	37,083,942	35,737,244	38,735,467
Debt instruments	10,419,408	6,529,253	6,081,759
Other interest	1,354,022	1,402,573	1,067,427
Total	58,923,916	51,217,046	52,643,537

31. Interest expense and similar charges

“Interest expense and similar charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to pension funds.

F-75

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The breakdown of the main items of interest expense and similar charges accrued in 2014, 2013 and 2012 is as follows:

Thousands of Reais	2014	2013	2012

Deposits from credit institutions	3,216,162	1,774,488	1,585,375
Customer deposits	18,079,417	13,516,868	13,494,019
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	6,347,571	4,355,190	3,662,370
Subordinated liabilities (note 19)	883,215	810,273	1,010,807
Debt Instruments Eligible to Compose Capital (note 20)	435,473	-	-
Pensions (note 22.b)	318,267	378,904	278,619
Other interest	2,415,300	1,902,102	1,025,387
Total	31,695,404	22,737,825	21,056,577

32. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2014	2013	2012

Equity instruments classified as:
Financial assets held for trading	52,910	16,608	16,064
Available-for-sale financial assets	75,762	22,004	16,651
Other financial instruments at fair value through profit or loss	93,630	42,674	61,019
Total	222,302	81,286	93,734

33. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2014	2013	2012

Collection and payment services:
Bills	572,886	509,850	417,793
Demand accounts	1,364,654	1,380,304	1,683,885
Cards	3,562,098	3,583,818	2,794,822
Checks and other	160,486	181,898	594,172
Orders	303,149	258,421	265,221
Total	5,963,273	5,914,291	5,755,893

Marketing of non-Banking financial products:
Investment funds	954,697	970,503	1,051,070
Insurance	1,693,475	1,683,391	1,379,626
Capitalization	275,569	298,654	280,101
Total	2,923,741	2,952,548	2,710,797

Securities services:
Securities underwriting and placement	278,926	207,439	207,318
Securities trading	123,731	133,266	120,457
Administration and custody	91,321	95,592	97,395
Asset management	1,771	2,108	2,182
Total	495,749	438,405	427,352

Other:
Foreign exchange	441,347	384,727	314,009
Financial guarantees	378,698	321,651	255,544
Other fees and commissions	1,651,030	730,001	147,260
Total	2,471,075	1,436,379	716,813

Total	11,853,838	10,741,623	9,610,855

F-76

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

34. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable by the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2014	2013	2012
Fees and commissions assigned to third parties(1)	1,539,947	1,836,202	1,376,275
Other fees and commissions	1,548,005	804,965	624,654
Total	3,087,952	2,641,167	2,00,929

(1) Composite, principally, by Credit cards.

35. Gains (losses) on financial assets and liabilities (net)

Gains (losses) on financial assets and liabilities (net)” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousands of Reais	2014	2013	2012
Held for trading(1)	2,270,059	(2,599,638)	(1,456,070)
Other financial instruments at fair value through profit or loss(2)	(77,624)	44,000	238,208
Financial instruments not measured at fair value through profit or loss	512,190	1,406,375	655,838
Of which: Available-for-sale financial assets
Debt instruments	528,824	1,418,546	592,955
Equity instruments	(16,634)	(12,171)	63,028
Hedging derivatives and other	43,538	3,376	13,824
Total	2,748,163	(1,145,887)	(548,200)

(1) Includes the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary (note 23).

(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

36. Exchange differences (net)

“Exchange differences (net)” shows the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

37. Other operating income (expense)

The breakdown of "Other operating income (expense)" is as follows:

Thousands of Reais	2014	2013	2012
Other operating income	332,343	415,852	395,668
Other operating expense	(572,539)	(657,080)	(831,370)
Contributions to fund guarantee of credit – FGC	(230,281)	(203,660)	(187,791)
Total	(470,477)	(444,888)	(623,493)

38. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousands of Reais	2014	2013	2012
Wages and salaries	4,512,303	4,314,508	4,303,627
Social Security Costs	1,203,028	1,169,289	1,176,807
Benefits	1,092,996	1,050,829	982,886
Defined benefit pension plans (note 22.b)	21,830	46,341	42,798
Contributions to defined contribution pension plans	65,434	65,422	65,062
Share-based compensation	74,148	133,224	126,967
Training	98,963	135,043	140,591
Other personnel expenses	134,740	130,954	247,618
Total	7,203,442	7,045,610	7,086,356

F-77

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Share-Based Compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and communicated to the Human Resources, may also be eligible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions.

b.1) Local Program

The Extraordinary stockholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an EGM, which approved the grant of the Incentive Long - Term Incentive Plan (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an EGM, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: It is a 3 year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date of each unit.

Long-Term Incentive Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise comprises between June 30, 2014 and June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Long-Term Incentive Plan – SOP 2013:It is a stock option plan with 3 years of vesting. The period for the exercise comprises between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares settled in cash, with vesting period of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants ("fifty percent"), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery Units.

b.1.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

Total Shareholder Return (TSR) rank	PSP 2013/SOP 2013	SOP, PI12-PSP, PI13-PSP and PI14-PSP(1) %	SOP 2014(2) of Exercisable Shares
1st	100%	50%	100%
2nd	75%	35%	75%
3rd	50%	25%	50%
4th	-	-	25%

(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.

(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

F-78

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

For measurement of the fair value the following premises was used:

	PSP 2013	PI14 – PSP	PI13 – PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		PSP 2013	SOP 2014	SOP plan
Method of Assessment		Black & Scholes	Black & Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		3 years	3 years	3 years
Average Exercise Time		5 years	5 years	3,72 years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value of the Option Shares		R$ 5.96	R$ 6.45	R$ 7.19
The average value of shares SANB11 in of the year is R$15.06 (2013 - R$14,07 and 2012 - R$14,93).

On 2014, daily pro-rata expenses amounting R$85,898 (2013 - R$43,404 and 2012 - R$44,917), relating to the SOP plan and R$2,692 (2013 - R$5,390 and 2012 - R$6,479) relating to the PSP plan. Also recorded in the period a gain with the movement of the market value of the share of the PSP Plan in the amount of R$1,471 as "Gains (losses) on financial assets and liabilities (net) - Others".

	Number of Units	Exercise Price in Reais	Year Granted	Employees	Date of Commencement of Exercse Period	Expiration Date of Exercise Period
Final Balance on December 31, 2011	29,666,500
Cancelled PI12 - PSP options	(698,103)		2010	Managers	02/03/10	06/30/12
Exercised (PI12 - PSP)	(486,852)		2010	Managers	02/03/10	06/30/12
Cancelled PI12 - PSP options	(7,759,571)	23.50	2010	Managers	02/03/10	06/30/14
Cancelled PI13 - PSP options	(72,209)		2011	Managers	02/03/10	06/30/13
Granted PI14 - PSP options	1,910,000		2012	Managers	05/29/12	06/30/14
Cancelled PI14 - PSP options	(106,226)		2012	Managers	05/29/12	06/30/14
Cancelled SOP 2014	(2,393,163)	14.31	2011	Managers	10/26/11	12/31/13
Granted SOP 2014	5,855,000	14.31	2012	Managers	10/26/11	12/31/13
Final Balance on December 31, 2012	25,915,376
Cancelled (PI 13 - PSP) options	(971,238)		2011	Managers	02/03/10	06/30/13
Exercised (PI 13 - PSP) options	(324,760)		2011	Managers	02/03/10	06/30/13
Cancelled (PI 14 - PSP) options	(86,465)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(2,352,431)	14.31	2011	Managers	10/26/11	12/31/13
Granted (SOP - 2013) options	12,240,000	14.43	2013	Managers	05/02/13	12/31/15
Granted (PSP - 2013) options	2,456,000		2013	Managers	08/13/13	06/30/16
Cancelled (SOP - 2013) options	(1,197,255)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(24,997)		2013	Managers	08/13/13	06/30/16
Final Balance on December 31, 2013	35,654,230
Cancelled (PI 14 - PSP) options	(1,526,735)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(13,300,678)	14.31	2011	Managers	10/26/11	06/30/16
Cancelled (SOP - 2013) options	(804,121)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(163,544)		2013	Managers	08/13/13	06/30/16
Granted (PSP - 2013) options	295,957		2013	Managers	08/13/13	06/30/16
Cancelled (SOP) options	(4,903,768)	23.50	2010	Managers	02/03/10	06/30/14
Exercised (PI 14 - PSP) options	(180,574)		2012	Managers	05/29/12	06/30/14
Exercised (SOP delivery 2014) options	(1,230,303)		2011	Managers	10/26/11	06/30/16
Final Balance on December 31, 2014	13,830,464
SOP 2014	1,028,425	14.31	2011	Managers	10/26/11	06/30/16
SOP 2013	10,238,623	14.43	2013	Managers	05/02/13	06/30/18
PSP 2013	2,563,416		2013	Managers	08/13/13	06/30/16
Total	13,830,464

F-79

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b.2) Global Program

Long-Term Incentive Policy

The Board of Directors’ of Banco Santander Spain approved in a meeting held on March 26, 2008, the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives identified by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the grantees. The first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14). Therefore since 2009 a new cycle beginnings and the closure of a previous cycle. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan.

For each cycle is set a maximum number of shares for each grantee who continued working at Grupo Santander Spain during the plan. The objectives whose fulfillment determine the number of shares distributed are defined by comparing the performance of Grupo Santander Spain in relation to a Reference Group (financial institutions) and are related to two parameters: RTA and growth in Earnings / Benefit for Action (BPA).

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions that relate to just one performance condition, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14
Expected volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last five years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield – zero coupon) over the period of the plan	4.50%	4.84%	2.04%	3.33%	4.07%

(*) calculated the on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

	Number of Units	Granted Year	Employees	Date of Commencement of Exercse Period	Expiration Date of Exercise Period
Final Balance on December 31, 2011	1,670,701
Exercised Options (PI12)	(137,299)	2009	Managers	06/19/09	07/31/12
Cancelled Options (PI12)	(403,907)	2009	Managers	06/19/09	07/31/12
Cancelled Options (PI14)	(59,373)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Managers	07/01/10	07/31/13
Cancelled Options (PI14)	(676,228)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2013	379,685
Plan I14	(379,685)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2014	-

On 2014, pro rata expenses were recognized in the amount of R$7,491 (2013 - R$3,215 and 2012 - R$5,215), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

F-80

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b.3) Referenced Variable Remuneration in Shares

The Annual stockholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a share-based bonus plan effective for all the companies of the Group, including Banco Santander. This new policy, subject to adjustments applicable to Banco Santander, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the Bank’s shares.

The referenced variable remuneration in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of June 3, 2013. resolution of the ordinary general meeting on June 3, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on December 31, 2014, was recorded expense amounting R$39,364 (2013 - R$11,317 and 2012 - R$16,972), regarding the provision of the plan and recorded gain with the oscillation of the share market value of the plan in the amount of R$2,814 (2013 - R$1,781) as personal expenses.

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units" SANB11". On the year ended on December 31, 2013, we recorded expenses "pro rata" in the amount of R$10,993 (2013 - R$68,705 and 2012 - R$47,492)

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 110% to 120% of CDI. On the year ended on December 31, 2014, there were expense of R$41,553 (2013 - R$1,193 and 2012 - expense of R$895).

39. Other administrative expenses

a) Breakdown

The breakdown of the balance of this item is as follows:

Thousands of Reais	2014	2013	2012
Property, fixtures and supplies	1,209,401	1,247,901	1,171,071
Technology and systems	1,106,392	1,109,716	1,074,337
Advertising	467,096	461,465	498,708
Communications	501,419	572,965	573,325
Per diems and travel expenses	140,986	170,782	174,667
Taxes other than income tax	78,389	88,696	65,374
Surveillance and cash courier services	573,697	570,368	563,337
Insurance premiums	17,004	14,522	12,003
Specialized and technical services	2,004,874	1,990,547	1,718,899
Technical reports	404,548	401,467	377,435
Others specialized and technical services	1,600,326	1,589,080	1,341,464
Other administrative expenses	639,116	577,788	834,656
Total	6,738,374	6,804,750	6,686,377

F-81

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I) to their respective auditors, the detail being as follows:

Thousands of Reais	2014	2013	2012
Audit of the annual financial statements and audit related services of the companies audited by Deloitte (constant scope of consolidation)	12,194	14,418	11,135

Services provided by other audit firms totaled R$6.2 million (2013 - R$3.5 million and 2012 - R$3.7 million).

40. Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2014	2013	2012
Gains	87,696	460,203	501,274
On disposal of tangible assets(1)	87,696	123,305	352,782
On disposal of investments(2) (3)	-	336,898	148,492
Losses	(850)	(313)	(268)
On disposal of tangible assets	(143)	(313)	(268)
On disposal of investments	(707)	-	-
Total	86,846	459,890	501,006

(1) In 2013 - R$121,391 and 2012 - R$334,593 related to the gain on sale of property for Fundo Imobiliário. This fund has administration and management by third parties.

(2) In 2012, includes R$148,492 related to the capital variation in the percentage of participation of the Bank by the segregation of the equity investments of temporary nature (private equity), investments in related business services complementary to Banking services (Appendix 1).

(3) In 2013, includes a gain of R$289,736, related to the operation with Webmotors (Note 11.b) and R$47,161, related disposal of MS Participações held in November 2013 and loss on disposal of Santander Brasil Asset.

41. Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

It refers basically to the result on disposal of property received in the processes of recovery of loans to customers and the provision of the recoverable value of these assets.

42. Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2014, 2013 and 2012 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, "maximum potential amount of future payments" significantly exceeds inherent losses.

Thousands of Reais Maximum potential amount of future payments Contingent liabiliities	2014	2013	2012
Guarantees and other sureties	38,386,017	30,428,391	27,117,592
Financial guarantees	37,034,862	29,073,448	25,481,319
Performance guarantees	565,032	511,028	280,755
Financial letters of credit	523,608	580,847	1,019,623
Other	262,515	263,068	335,895
Other contingent exposures	948,300	785,111	945,555
Documentary Credits	948,300	785,111	945,555
Total Contingent Liabilities	39,334,317	31,213,502	28,063,147
Commitments
Loan commitments drawable by third parties(1)	98,592,601	100,549,513	106,754,302
Total Commitments	98,592,601	100,549,513	106,754,302
Total	137,926,918	131,763,015	134,817,449

(1) Includes the approved limits and unused overdraft, credit card and others.

F-82

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Financial guarantees are provided to our clients in respect of their obligations to third parties. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such guarantee. Additionally, we may hold cash or other highly liquid collateral for these guarantees. These guarantees are subject to the same credit evaluation performed on the origination of loans.

We expect many of these guarantees to expire without the need to disburse any cash. Therefore, in the ordinary course of business, we expect that these guarantees will have virtually no impact on our liquidity.

Performance guarantees are issued to guaranteed customers obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment intermediary between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by our customers.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and monitoring standards. The guarantees granted on behalf of our customers are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned customers is checked as well as the probability of those guarantees to be executed. In case that any doubt on the customer’s solvency may arise we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

The provision for losses on the non-recovery guarantees and other securities (Note 9.c) is recorded as "Impairment losses on financial assets (net)” on consolidated income statement and its calculation is described in note 2.h.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$325,039 (2013 - R$234,766 and 2012 - R$131,955).

b) Off-balance-sheets funds under management

The detail of off-balance-sheets funds managed by the Bank is as follows:

Thousands of Reais	2014	2013	2012
Investment funds	4,591,810	4,404,165	104,461,015
Assets under management(1)	-	-	9,393,269
Total	4,591,810	4,404,165	113,854,284

(1) In 2013, was held the sale of Asset Management segment and disposal of all shares of Santander Brasil Asset

c) Third-party securities held in custody

At December 31, 2014, the Bank held in custody debt securities and equity instruments totaling R$398,499,007 (2013 - R$66,691,116 and 2012 - R$79,719,901) entrusted to it by third parties.

d) Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

F-83

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Assets	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	2014 Thousands of Reais Average Interest Rate
Cash and balances with the Brazilian Central Bank	33,434,065	22,168,842	300,941	-	-	-	55,903,848	10.9%
Debt instruments	-	15,337,090	20,758,336	34,258,870	17,315,307	33,041,806	120,711,409	10.5%
Equity instruments	2,948,094	-	-	-	-	-	2,948,094	-
Loans and amounts due from credit institutions	14,735,346	1,333,206	4,844,420	1,430,260	466,904	6,107,261	28,917,397	11.5%
Loans and advances to customer, gross	9,110,511	66,015,934	71,124,998	57,395,636	14,967,223	17,076,047	235,690,349	22.6%
Total	60,228,016	104,855,072	97,028,695	93,084,766	32,749,434	56,225,114	444,171,097	17.0%
Liabilities:
Credit institutions(1)	182,108	31,587,311	19,689,042	8,331,404	2,228,999	1,655,337	63,674,201	11.1%
Customer deposits(1)	54,303,688	59,729,834	25,106,427	68,866,674	17,131,594	0	220,644,019	11.2%
Marketable debt securities(1)	-	17,563,577	30,819,783	19,969,449	1,907,628	94,812	70,355,249	10.8%
Subordiinated liabilities	-	-	199,124	6,747,305	347,648	-	7,294,077	11.2%
Debt Instruments Eligible to Compose Capital	-	147,165	-	-	-	6,626,147	6,773,312	-
Other financial liabilities	60,649	21,614,192	1,430,693	103,355	9,923	226,923	23,445,735	-
Total	54,546,445	130,642,079	77,245,069	104,018,187	12,673,936	8,603,219	392,186,593	10.9%
Difference (assets less liabilities)	5,681,571	(25,787,007)	19,783,626	(10,933,421)	15,617,840	47,621,895	51,984,504

Assets	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	2013 Thousands of Reais Average Interest Rate
Cash and balances with the Brazilian Central Bank	38,920,767	11,778,318	1,015,125	-	-	-	51,714,210	9.8%
Debt instruments	-	2,754,014	6,309,666	21,339,947	22,819,908	14,680,086	67,903,621	9.0%
Equity instruments	2,999,721	-	-	-	-	-	2,999,721	-
Loans and amounts due from credit institutions	7,490,700	28,071,361	478,145	1,073,002	1,491,784	7,438,304	46,043,296	11.0%
Loans and advances to customer, gross	9,038,989	62,080,061	58,199,577	54,892,176	13,727,561	14,795,963	212,734,327	18.1%
Total	58,450,177	104,683,754	66,002,513	77,305,125	38,039,253	36,914,353	381,395,175	15.6%
Liabilities:
Credit institutions(1)	323,975	9,668,294	14,162,039	7,026,789	1,565,974	1,285,218	34,032,289	9.7%
Customer deposits(1)	49,261,396	49,287,931	26,569,482	59,895,690	14,906,679	234,499	200,155,677	8.1%
Marketable debt securities(1)	-	13,057,198	21,314,224	25,334,738	5,392,554	201,834	65,300,548	7.9%
Subordiinated liabilities	-	508,655	1,861,368	6,232,972	303,149	-	8,906,144	8.5%
Other financial liabilities	128,479	20,241,811	448,067	27,792	144,733	315,080	21,305,962	-
Total	49,713,850	92,763,889	64,355,180	98,517,981	22,313,089	2,036,631	329,700,620	8.3%
Difference (assets less liabilities)	8,736,327	11,919,865	1,647,333	(21,212,856)	15,726,164	34,877,722	51,694,555

F-84

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Assets:	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	2012 Thousands of Reais Average Interest Rate
Cash and balances with the Brazilian Central Bank	38,198,101	10,205,643	7,131,496	-	-	-	55,535,240	7.3%
Debt instruments	-	5,607,527	6,430,543	19,424,651	36,226,923	2,395,433	70,085,077	9.6%
Equity instruments	2,631,705	-	-	-	-	-	2,631,705	7.3%
Loans and amounts due from credit institutions	10,578,691	7,475,012	3,585,485	1,260,606	-	7,018,403	29,918,197	7.3%
Loans and advances to customer, gross	9,532,378	57,727,291	55,012,123	51,713,899	12,465,248	24,289,730	210,740,669	20.9%
Total	60,940,875	81,015,473	72,159,647	72,399,156	48,692,171	33,703,566	368,910,888	15.5%

Liabilities:
Deposits from credit institutions(1)	434,853	14,418,896	13,719,558	4,663,551	777,383	1,059,385	35,073,626	8.4%
Customer deposits(1)	41,094,568	39,996,790	20,421,839	63,229,707	17,608,936	6,243,090	188,594,930	7.3%
Marketable debt securities(1)	-	10,833,946	20,715,152	16,817,641	5,621,656	23,623	54,012,018	7.3%
Subordinated liabilities	-	721,196	3,006,549	2,336,613	5,587,196	267,597	11,919,151	8.7%
Other financial liabilities	254,666	16,795,033	61,924	264,858	-	-	17,376,481	-
Total	41,784,087	82,765,861	57,925,022	87,312,370	29,595,171	7,593,695	306,976,206	6.5%
Difference (assets less liabilities)	19,156,788	(1,750,388)	14,234,625	(14,913,214)	19,097,000	26,109,871	61,934,682

(1) Include obligations which may be subject to early repayment, being: sight and time deposits, repurchase agreements with customers, LCI and LCA.

e) Equivalent Reais value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheets, based on the nature of the related items, is as follows:

Equivalent Value in Thousands of Reais	Assets	2014 Liabilities
Cash and balances with the Brazilian Central Bank	206,750	-
Financial assets/liabilities held for trading	52,511	1,423,571
Available-for-sale financial assets	7,112,048	-
Loans and receivables	35,662,235	-
Financial liabilities at amortized cost	-	33,775,217
Total	43,033,544	35,198,788

Equivalent Value in Thousands of Reais	Assets	2013 Liabilities
Cash and balances with the Brazilian Central Bank	95,974	-
Financial assets/liabilities held for trading	691,203	530,290
Available-for-sale financial assets	2,210,754	-
Loans and receivables	24,309,163	-
Financial liabilities at amortized cost	-	32,352,778
Total	27,307,094	32,883,068

Equivalent Value in Thousands of Reais	Assets	2012 Liabilities
Cash and balances with the Brazilian Central Bank	109,310	-
Financial assets/liabilities held for trading	1,025,541	1,609,662
Available-for-sale financial assets	406,900	-
Loans and receivables	12,902,249	-
Financial liabilities at amortized cost	-	30,434,449
Total	14,444,000	32,044,111

F-85

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

f) Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at year-end:

Thousands of Reais
Assets	Carrying Amount	2014 Fair Value
Money market investments (note 4)	16,212,907	16,212,907
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	28,917,397	28,878,632
Loans and advances to customers (note 9)	235,690,349	235,086,295
Total	264,607,746	263,964,927

Thousands of Reais
Assets	Carrying Amount	2013 FairValue
Money market investments (note 4)	12,793,443	12,793,443
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	46,043,184	46,005,357
Loans and advances to customers (note 9)	212,734,327	212,734,327
Total	258,777,511	258,739,684

Thousands of Reais
Assets	CarryingAmount	2012 FairValue
Money market investments (note 4)	17,337,140	17,337,140
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	29,913,132	29,906,104
Loans and advances to customers (note 9)	196,774,297	196,774,301
Debt instruments (note 6)	269,612	269,612
Total	226,957,041	226,950,017

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at year-end:

Thousands of Reais
Liabilities	Carrying Amount	2014 Fair Value
Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	63,674,201	63,698,255
Customer deposits (note 17) (*)	220,644,019	220,800,026
Marketable debt securities (note 18)	70,355,249	71,058,657
Subordinated liabilities (note 19)	7,294,077	7,382,396
Debt Instruments Eligible to Compose Capital (note 20)	6,773,312	6,773,312
Other financial liabilities (note 21)	23,445,735	23,445,735
Total	392,186,593	393,158,381

(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

F-86

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais
Liabilities	Carrying Amount	2013 Fair Value
Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	34,032,289	34,033,116
Customer deposits (note 17) (*)	200,155,677	200,224,854
Marketable debt securities (note 18)	65,300,548	65,768,037
Subordinated liabilities (note 19)	8,906,144	9,034,361
Other financial liabilities (note 21)	21,305,962	21,313,528
Total	329,700,620	330,373,896

(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

Thousands of Reais
Liabilities	Carrying Amount	2012 Fair Value
Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	35,073,626	35,073,722
Customer deposits (note 17) (*)	188,594,930	188,626,476
Marketable debt securities (note 18)	54,012,018	54,857,848
Subordinated liabilities (note 19)	11,919,151	12,115,792
Other financial liabilities (note 21)	17,376,481	17,376,481
Total	306,976,206	308,050,319

(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

The methods and assumptions to estimate the fair value are defined below:

- Short-term investments - The short-term investments includes the interBank deposits and the repurchase agreements. The carrying amount is approximated to the fair value.

- Loans operations – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

- Deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Long-term loans – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

g) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases. Total future minimum payments of non-cancelable operating leases as of December 31, 2014 is R$2,521,985, of which R$654,925 up to 1 year, R$1,497,161 from 1 year to up to 5 years and R$369,899 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$967 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$679,379.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

h) Obligation offset and settlement agreements

Obligation offset and settlement agreements - Resolution CMN 3.263/2005 – The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

i) Contingent assets

On December 31, 2014, 2013 and 2012 no contingent assets were recorded.

F-87

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

j) Statements of value added

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

		2014
Thousands of Reais
Interest and similar income	58,923,916
Net fee and commission income	8,765,886
Impairment losses on financial assets (net)	(11,271,605)
Other income and expense	(1,350,357)
Interest expense and similar charges	(31,695,404)
Third-party input	(5,958,217)
Materials, energy and others	(511,384)
Third-party services	(4,653,478)
Impairment of assets	3,751
Other	(797,106)
Gross added value	17,414,219
Retention
Depreciation and amortization	(1,362,129)
Added value produced	16,052,090
Investments in affiliates and subsidiaries	91,096
Added value to distribute	16,143,186
Added value distribution
Employee	6,312,224	39.1%
Compensation	4,578,960
Benefits	1,187,751
Government severance indemnity funds for employees - FGTS	310,561
Other	234,952
Taxes	3,425,169	21.2%
Federal	3,366,835
State	1,235
Municipal	57,099
Compensation of third-party capital - rental	698,017	4.3%
Remuneration of interest on capital	5,707,776	35.4%
Dividends and interest on capital	1,430,193
Profit Reinvestment	4,199,830
Profit (loss) attributable to non-controlling interests	77,753
Total	16,143,186	100.0%

F-88

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais		2013		2012
Interest and similar income	51,217,046		52,643,537
Net fee and commission income	8,100,456		7,609,926
Impairment losses on financial assets (net)	(14,118,071)		(16,475,596)
Other income and expense	(3,087,835)		(2,307,727)
Interest expense and similar charges	(22,737,825)		(21,056,577)
Third-party input	(6,336,244)		(6,106,901)
Materials, energy and others	(523,510)		(553,022)
Third-party services	(4,705,062)		(4,429,375)
Impairment of assets	(344,580)		(38,352)
Other	(763,092)		(1,086,152)
Gross added value	13,037,527		14,306,662
Retention
Depreciation and amortization	(1,251,916)		(1,200,875)
Added value produced	11,785,611		13,105,787
Added value received from transfer
Investments in affiliates and subsidiaries	91,342		73,322
Added value to distribute	11,876,953		13,179,109
Added value distribution
Employee	6,168,058	51.9%	6,203,194	47.1%
Compensation	4,444,516		4,425,379
Benefits	1,165,825		1,095,961
Government severance indemnity funds for employees - FGTS	277,496		330,532
Other	280,221		351,322
Taxes	1,199,844	10.1%	920,176	7.0%
Federal	1,143,472		865,847
State	682		1,005
Municipal	55,690		53,324
Compensation of third-party capital - rental	724,390	6.1%	617,828	4.7%
Remuneration of interest on capital	3,784,661	31.9%	5,437,911	41.3%
Dividends and interest on capital	1,444,473		2,178,950
Profit Reinvestment	2,215,558		3,248,343
Profit (loss) attributable to non-controlling interests	124,630		10,618
Total	11,876,953	100.0%	13,179,109	100.0%

43. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

•	Commercial Banking,

•	Global Wholesale Banking,

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

On December 17, 2013, was held the sale of Asset Management operations and disposal of all Santander Brasil Asset's shares, that up to September 2013 was allocated on Asset Management and Insurance segment. The gains/losses with the sale of Asset Management , thus the gains/losses of Santander Brasil Asset are recorded in “Discontinued Operations” on Commercial Banking segment, according to IFRS 5. With the sale of the Asset Management segment, would be more appropriate to its merger with the Commercial Banking segment. This retrospective amendment takes effect on the presentation of this note.

F-89

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The income statements and other significant data are as follows:

Thousands of Reais			2014
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	25,042,170	2,186,342	27,228,512
Income from equity instruments	222,302	-	222,302
Income from companies accounted for by the equity method	91,096	-	91,096
Net fee and commission income	7,748,888	1,016,998	8,765,886
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,480,288)	592,852	(887,436)
Other operating income (expense)	(450,936)	(19,541)	(470,477)
TOTAL INCOME	31,173,232	3,776,651	34,949,883
Personnel expenses	(6,597,680)	(605,762)	(7,203,442)
Other administrative expenses	(6,493,024)	(245,350)	(6,738,374)
Depreciation and amortization	(1,226,196)	(135,933)	(1,362,129)
Provisions (net)	(2,030,408)	(5,829)	(2,036,237)
Impairment losses on financial assets (net)	(10,710,448)	(561,157)	(11,271,605)
Impairment losses on non-financial assets (net)	13,943	(10,192)	3,751
Other non-financial gains (losses)	101,482	-	101,482
OPERATING PROFIT BEFORE TAX (1)	4,230,901	2,212,428	6,443,329
Other:
Total assets	447,099,883	73,131,027	520,230,910
Loans and advances to customers	177,426,688	58,263,661	235,690,349
Customer deposits	199,721,072	20,922,947	220,644,019

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$1,668,111 due to the effects of the devaluation of the Real against the Dollar in 2014, the Profit before Tax for the Commercial Bank segment was R$5,899,012.

Thousands of Reais			2013
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	26,327,797	2,151,424	28,479,221
Income from equity instruments	81,286	-	81,286
Income from companies accounted for by the equity method	91,342	-	91,342
Net fee and commission income	7,241,003	859,453	8,100,456
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,316,450)	721,622	(594,828)
Other operating income (expense)	(421,691)	(23,197)	(444,888)
TOTAL INCOME	32,003,287	3,709,302	35,712,589
Personnel expenses	(6,455,616)	(589,994)	(7,045,610)
Other administrative expenses	(6,546,946)	(257,804)	(6,804,750)
Depreciation and amortization	(1,133,710)	(118,206)	(1,251,916)
Provisions (net)	(2,740,200)	47,382	(2,692,818)
Impairment losses on financial assets (net)	(13,836,802)	(281,269)	(14,118,071)
Impairment losses on non-financial assets (net)	(343,560)	(1,020)	(344,580)
Other non-financial gains (losses)	563,413	-	563,413
OPERATING PROFIT BEFORE TAX (1)	1,509,866	2,508,391	4,018,257
PROFIT FROM DISCONTINUED OPERATIONS	2,063,463	-	2,063,463
Other:
Total assets	394,381,593	58,671,102	453,052,695
Loans and advances to customers	168,475,404	44,258,923	212,734,327
Customer deposits	182,451,259	17,704,418	200,155,677

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$2,367,430 due to the effects of the devaluation of the Real against the Dollar in 2013, the Profit before Tax for the Commercial Bank segment was R$3,877,296.

F-90

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais			2012
Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	29,469,903	2,117,057	31,586,960
Income from equity instruments	93,734	-	93,734
Income from companies accounted for by the equity method	73,322	-	73,322
Net fee and commission income	6,869,566	740,360	7,609,926
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(649,842)	479,675	(170,167)
Other operating income (expense)	(599,763)	(23,730)	(623,493)
TOTAL INCOME	35,256,920	3,313,362	38,570,282
Personnel expenses	(6,545,799)	(540,557)	(7,086,356)
Other administrative expenses	(6,461,101)	(225,276)	(6,686,377)
Depreciation and amortization	(1,091,407)	(109,468)	(1,200,875)
Provisions (net)	(2,062,148)	5,542	(2,056,606)
Impairment losses on financial assets (net)	(16,403,680)	(71,916)	(16,475,596)
Impairment losses on non-financial assets (net)	(38,352)	-	(38,352)
Other non-financial gains (losses)	448,805	-	448,805
OPERATING PROFIT BEFORE TAX (1)	3,103,238	2,371,687	5,474,925
PROFIT FROM DISCONTINUED OPERATIONS	55,313	-	55,313
Other:
Total assets	369,824,459	52,783,404	422,607,863
Loans and advances to customers	161,048,108	35,726,189	196,774,297
Customer deposits	169,912,114	18,682,816	188,594,930

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$ 1,437,250 due to the effects of the devaluation of the Real against the Dollar in 2012, the Profit before Tax for the Commercial Bank segment was R$4,540,488.

44. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the business transactions performed by the Bank with its related parties on December 31, 2014, 2013 and 2012:

a) Key-person management compensation

The Board of Directors' meeting held on February 26, 2014, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2014, amounting to R$300.000, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting held on April 30, 2014.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousands of Reais	2014	2013	2012
Fixed compensation	53,170	47,536	46,827
Variable compensation	86,990	91,306	114,866
Other	14,971	13,555	12,469
Total Short-term benefits	155,131	152,397	174,162
Share-based payment (1)	23,697	30,841	34,431
Total Long-term benefits	23,697	30,841	34,431
Total (2)	178,828	183,238	208,593

(1) On May 02, 2013, was the granting of a new Share-based Compensation Plan for the executives (SOP 2013).

(2) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate. On the period of twelve months ended on December 31, 2013, was paid for managers of Santander Asset the amount of R$3,214 and in 2012, were paid to managers of Zurich Santander Brasil Seguros e Previdência S.A. and Santander Asset R$6,292 and R$8,312, respectively.

Additionally, on 2014, withholding taxes were collected on management compensation in the amount of R$28,493 (2013 - R$28,109 and 2012 - R$46,001).

F-91

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

iii) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2014, 2013 and 2012:

Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	2014 Total Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Santander Insurance Holding (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC	207,812	5.1%	207,812	5.3%	415,624	5.2%
Employees	4,098	0.1%	4,121	0.1%	8,219	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	189,107	5.2%	216,888	6.2%	405,995	5.7%
Total	3,840,238	-	3,701,378	-	7,541,616	-
Treasury shares	29,612	0.7%	29,612	0.7%	59,224	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (3)	401,017	10.4%	428,821	11.5%	829,838	10.9%

Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	2013 Total Shares (%)
Grupo Empresarial Santander, S.L.(1)	1,115,472	28.8%	1,027,471	27.5%	2,142,943	28.2%
Sterrebeeck B.V.(1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Santander Insurance Holding(1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC	196,462	5.1%	196,462	5.3%	392,924	5.1%
Employees	2,802	0.1%	2,824	0.1%	5,626	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	723,201	18.7%	751,838	20.2%	1,475,039	19.5%
Total	3,851,278		3,712,418		7,563,696
Treasury shares	18,572	0.5%	18,572	0.5%	37,144	0.4%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (3)	922,465	23.8%	951,124	25.5%	1,873,589	24.7%

Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	2012 Total Shares (%)
Grupo Empresarial Santander, S.L.(1)	1,120,122	28.9%	1,032,121	27.6%	2,152,243	28.3%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Santander Insurance Holding(1)	3,758	0.1%	179	0.0%	3,937	0.1%
Employees	3,158	0.1%	3,183	0.1%	6,341	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	922,885	23.8%	951,520	25.6%	1,874,405	24.7%
Total	3,859,507		3,720,647		7,580,154
Treasury shares	10,343	0.3%	10,343	0.3%	20,686	0.3%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float(3)	-	-	-	-	-	-

(1) Companies of the Santander Spain Group.

(2) Composed of Employees, Qatar Holding and other.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

F-92

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c.1) Exercise of the exchange rights by the Qatar Holding Luxembourg II S.A R.L.

On October 29, 2013, QHL exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of US$2,718,800, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander Spain, as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, QHL received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by QHL up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander on December 31, 2014, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Bank.

The exercise exchange rights by QHL, not imply an increase in the Banco Santander's free float.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and on an arm´s length basis.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Reais	Parent (1)	Joint- controlled companies	2014 Other Related- Party (2)
Assets	11,033,229	1,880,176	546,856
Trading derivatives, net	(98,286)	-	(87,161)
Banco Santander, S.A. – Spain	(98,286)	-	-
Santander Benelux, S.A., N.V.	-	-	381,956
Abbey National Treasury Services Plc	-	-	(871)
Real Fundo de Investimento Multimercado	-	-	(468,246)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	10,913,872	-	2,787
Banco Santander, S.A. – Spain (3) (5) (6)	10,913,872	-	-
Banco Santander Totta, S.A.	-	-	2,787
Loans and advances to customers	-	10,340	631,149
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	630,694
Webmotors S.A.	-	10,340	-
Santander Brasil Gestão de Recursos Ltda	-	-	455
Loans and other values with credit institutions (1)	11,900	1,867,750	81
Banco Santander – Spain	11,900	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,867,138	-
Companhia de Arrendamento Mercantil RCI Brasil	-	612	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	81
Other Assets	205,743	2,086	-
Banco Santander – Spain	205,743	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,086	-

F-93

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent (1)	Joint- controlled companies	2014 Other Related-Party (2)
Liabilities	(7,374,698)	(161,871)	(613,062)
Deposits from credit institutions	(416,969)	(19,186)	(286,348)
Banco Santander, S.A. – Spain(4)	(416,969)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(15,699)	-
Santander Brasil Asset	-	-	(16,742)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(261,865)
Banco Santander, S.A. – Uruguay	-	-	(7,741)
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,487)	-
Marketable debt securities	(6,082)	-	-
Banco Santander, S.A. – Spain(7)	(6,082)	-	-
Customer deposits	-	(142,685)	(271,753)
ISBAN Brasil S.A.	-	-	(70,449)
Produban Serviços de Informática S.A.	-	-	(41,646)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(49,526)
Santander Brasil Gestão de Recursos Ltda	-	-	(89,830)
Webmotors S.A.	-	(142,685)	-
Others	-	-	(20,302)
Other financial liabilities - Dividends and interest on capital Payable	(538,233)	-	(47,674)
Banco Santander – Spain	(25,084)	-	-
Grupo Empresarial Santander, S.L.(1)	(134,413)	-	-
Santander Insurance Holding, S.L.	-	-	(403)
Sterrebeeck B.V.(1)	(378,736)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(55)
Santusa Holding, S.L.	-	-	(47,216)
Other Payables	(7,719)	-	(7,287)
Banco Santander – Spain	(7,719)	-	-
Produban Serviços de Informática S.A.	-	-	(441)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(6,811)
Debt Instruments Eligible to Compose Capital	(6,405,695)	-	-
Banco Santander – Spain	(6,405,695)	-	-

F-94

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent (1)	Joint- controlled companies	2013 Other Related- Party (2)
Assets	11,869,737	1,106,698	217,445
Trading derivatives, net	(74,519)	-	(271,527)
Banco Santander, S.A. – Spain	(74,519)	-	-
Santander Benelux, S.A., N.V.	-	-	(91,959)
Abbey National Treasury Services Plc	-	-	(61,885)
Real Fundo de Investimento	-	-	(117,683)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	11,935,149	-	39,329
Banco Santander, S.A. – Spain(3) (5) (6)	11,935,149	-	-
Banco Santander Totta, S.A.	-	-	1,167
Abbey National Treasury Services Plc	-	-	18,998
Santander Benelux, S.A., N.V.	-	-	19,162
Banco Santander, S.A. – México	-	-	2
Loans and advances to customers	-	-	446,590
Zurich Santander Brasil Seguros S.A.	-	-	43,865
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	402,725
Loans and other values with credit institutions (1)	9,007	1,105,765	3,053
Banco Santander – Spain	9,007	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,105,425	-
Companhia de Arrendamento Mercantil RCI Brasil	-	340	-
Santander Brasil Asset	-	-	3,053
Other Assets	100	933	-
Banco Santander – Spain	100	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	933	-
Liabilities	(1,242,870)	(165,005)	(723,748)
Deposits from credit institutions	(130,451)	(31,738)	(444,141)
Banco Santander, S.A. – Spain (4)	(130,451)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(21,473)	-
Santander Brasil Asset	-	-	(170,914)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(258,548)
Banco Santander, S.A. – Uruguay	-	-	(13,986)
Companhia de Arrendamento Mercantil RCI Brasil		(10,265)	-
Others	-	-	(693)
Marketable debt securities	(20,413)	-	-
Banco Santander, S.A. – Spain (7)	(20,413)	-	-
Customer deposits	-	(133,267)	(273,531)
ISBAN Brasil S.A.	-	-	(101,391)
Produban Serviços de Informática S.A.	-	-	(48,110)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(84,117)
Santander Brasil Gestão de Recursos Ltda	-	-	(27,062)
Webmotors S.A.	-	(133,267)	-
Others	-	-	(12,851)
Other financial liabilities - Dividends and interest on capital Payable	(1,089,328)	-	(5,735)
Grupo Empresarial Santander, S.L. (1)	(410,283)	-	-
Santander Insurance Holding, S.L.	-	-	(721)
Sterrebeeck B.V. (1)	(679,045)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(365)
Santusa Holding, S.L.	-	-	(4,649)
Other Payables	(2,678)	-	(341)
Banco Santander – Spain	(2,678)	-	-
ISBAN Brasil S.A.	-	-	(103)
Produban Serviços de Informática S.A.	-	-	(70)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(117)
Others	-	-	(16)

F-95

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent (1)	Joint-controlled companies	2012 Other Related-Party (2)
Assets	9,487,641	1,087,901	(163,065)
Trading derivatives, net	(135,291)	-	(742,972)
Banco Santander, S.A. – Spain	(135,291)	-	-
Santander Benelux, S.A., N.V.	-	-	(399,110)
Abbey National Treasury Services Plc	-	-	(68,552)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(275,310)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	9,615,489	-	318,423
Banco Santander, S.A. – Spain(3)	9,615,489	-	-
Banco Santander Totta, S.A.	-	-	1,139
Santander Benelux, S.A., N.V.	-	-	317,233
Banco Santander, S.A. – México	-	-	51
Loans and advances to customers	-	-	93,391
Zurich Santander Brasil Seguros S.A.	-	-	75,445
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	17,946
Loans and other values with credit institutions (1)	7,284	1,087,129	34,024
Banco Santander – Spain	7,284	-	-
Abbey National Treasury Services Plc	-	-	34,024
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,086,756	-
Companhia de Arrendamento Mercantil RCI Brasil	-	373	-
Other Assets	159	772	134,069
Banco Santander – Spain	159	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	772	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	134,007
Others	-	-	62
Liabilities	(939,913)	(16,280)	(447,091)
Deposits from credit institutions	(154,635)	(16,280)	(244,702)
Banco Santander, S.A. – Spain(4)	(154,635)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(12,762)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,518)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(239,067)
Banco Santander, S.A. – Uruguay	-	-	(5,239)
Others	-	-	(396)
Marketable debt securities	(16,210)	-	-
Banco Santander, S.A. – Spain (7)	(16,210)	-	-
Customer deposits	-	-	(176,821)
ISBAN Brasil S.A.	-	-	(98,324)
Produban Serviços de Informática S.A.	-	-	(43,528)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(29,190)
Others	-	-	(5,779)
Other financial liabilities - Dividends and interest on capital Payable	(765,524)	-	(562)
Grupo Empresarial Santander, S.L. (1)	(236,246)	-	-
Santander Insurance Holding, S.L.	-	-	(562)
Sterrebeeck B.V. (1)	(529,278)	-	-
Other Payables	(3,544)	-	(25,006)
Banco Santander – Spain	(3,544)	-	-
Produban Serviços de Informática S.A.	-	-	(55)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(24,079)
Others	-	-	(872)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) In December 31, 2014, refers to the cash of R$410,193 (2013 - R$188,449 and 2012 - R$ 83,027).

(4) As at December 31, 2014, refers to raising funds through operations transfers abroad amounting R$416,969 (2013 - R$130,451, with maturity until October, 2018 and interest between 0.56% and 14.03%p.a. and 2012 - R$154,635 with maturity until January, 2015 and interest between 0.39% and 5.82%p.a.).

(5) On December 30, 2014, refers to investments in foreign currency (applications overnight): applications of Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on January 02, 2015 and up to interest 0,17 % a.a., held at Santander Estabelecimento Financeiro de Crédito, Banco Santander Brasil and its Agency Grand Cayman.

(6) Refers the emissions of Eurobonds of Banco Santander (Brasil) and Grand Cayman Branch, maturing between March 18, 2014 and February 13, 2017 and interest between 2.34% p.a and 8.00% p.a.

(7) Refers to the portion acquired by the controller with the PR Optimization Plan held in the first half of 2014.

F-96

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent(1)	Joint- controlled companies	2014 Other Related- Party(2)
Income	(650,181)	147,917	(359,553)
Interest and similarincome-Loans and amounts due from credit institutions	11,523	117,531	9
Banco Santander, S.A.–Spain	11,523	-	-
Abbey National Treasury Services Plc	-	-	5
Companhia de Crédito,Financiamento e Investimento RCI Brasil	-	117,531	-
Santander Benelux, S.A., N.V.	-	-	4
Interest expense and similar charges-Customer deposits	-	(14,187)	(20,064)
ISBAN Brasil S.A.	-	-	(7,342)
Produban Serviços de Informática S.A.	-	-	(3,075)
Webmotors S.A.	-	(14,187)	-
Santander Brasil Gestão de Recursos Ltda	-	-	(8,528)
Others	-	-	(1,119)
Interest expense and similar charges – Deposits from credit institutions	(125)	(5,669)	(62,396)
Banco Santander, S.A.–Spain	(125)	-	-
Companhiade Crédito, Financiamento e Investimento RCI Brasil	-	(5,669)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(51,313)
Santander Asset Management, S.A. SGIIC.	-	-	(11,083)
Expense and similar charges – Marketable debt securities	(364)	-	-
Banco Santander, S.A. – Spain	(364)	-	-
Fee and commission income (expense)	(40,549)	27,704	170,733
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	21,899	-
Companhia de Arrendamento Mercantil RCI Brasil	-	4,038	-
Banco Santander, S.A. – Spain	(40,549)	-	-
Webmotors S.A.	-	1,767	-
Zurich Santander Brasil Seguros S.A.	-	-	36,799
Zurich Santander Brasil Segurose Previdência S.A.	-	-	130,836
Others	-	-	3,098
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(969,507)	22,538	477,107
Banco Santander,S.A.–Spain	(969,507)	-	-
Santander Benelux, S.A., N.V.	-	-	473,512
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(15,355)
Abbey National Treasury Services Plc	-	-	16,117
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	22,538	-
Others	-	-	2,833
Administrative expenses and Amortization	-	-	(903,073)
ISBAN Chile S.A.	-	-	(2,461)
ISBAN Brasil S.A.	-	-	(396,611)
Produban Serviços de Informática S.A.	-	-	(213,703)
Ingeniería de Software Bancario, S.L.	-	-	(49,783)
Produban Servicios Informaticos Generales, S.L.	-	-	(26,230)
TECBAN-Tecnologia Bancaria Brasil	-	-	(129,057)
Konecta Brazil Outsourcing Ltda	-	-	(51,033)
Aquanima Brasil Ltda.	-	-	(24,075)
Others	-	-	(10,120)
Others Administrative expenses-Donation	-	-	(21,869)
Santander Cultural	-	-	(4,929)
Fundacao Santander	-	-	(3,440)
Instituto Escola Brasil	-	-	(1,500)
Fundação Sudameris	-	-	(12,000)
Debt Instruments Eligibleto Compose Capital	348,841	-	-
Banco Santander Espanha (2)(7)	348,841	-	-

F-97

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent (1)	Joint-controlled companies	2013 Other Related- Party (2)
Income	(292,372)	104,353	1,717,420
Interest and similar income - Loans and amounts due from credit institutions	15,303	64,373	220
Banco Santander, S.A. – Spain	15,303	-	-
Abbey National Treasury Services Plc	-	-	25
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	64,373	-
Santander Benelux, S.A., N.V.	-	-	195
Interest expense and similar charges - Customer deposits	-	(7,119)	(8,837)
ISBAN Brasil S.A.	-	-	(4,419)
Produban Serviços de Informática S.A.	-	-	(2,944)
Webmotors S.A.	-	(7,119)	-
Others	-	-	(1,474)
Interest expense and similar charges - Deposits from credit institutions	(25,897)	(3,227)	(19,669)
Banco Santander, S.A. – Spain	(25,897)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(3,227)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(19,669)
Expense and similar charges - Marketable debt securities	(786)	-	-
Banco Santander, S.A. – Spain	(786)	-	-
Fee and commission income (expense)	(49,335)	26,265	142,543
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	13,925	-
Companhia de Arrendamento Mercantil RCI Brasil	-	4,045	-
Banco Santander, S.A. – Spain	(49,335)	-	-
Webmotors S.A.	-	8,295	-
Zurich Santander Brasil Seguros S.A.	-	-	31,158
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	111,385
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(231,543)	24,061	313,661
Banco Santander, S.A. – Spain	(231,543)	-	-
Santander Benelux, S.A., N.V.	-	-	319,708
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(16,120)
Abbey National Treasury Services Plc	-	-	4,015
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	19,546	-
Webmotors S.A.	-	4,515	-
Others	-	-	6,058
Administrative expenses and Amortization	(114)	-	(750,188)
Banco Santander, S.A. – Spain	(114)	-	-
ISBAN Brasil S.A.	-	-	(351,750)
Produban Serviços de Informática S.A.	-	-	(207,068)
Ingeniería de Software Bancario, S.L.	-	-	(31,886)
Produban Servicios Informaticos Generales, S.L.	-	-	(24,144)
TECBAN - Tecnologia Bancaria Brasil	-	-	(112,227)
Konecta Brazil Outsourcing Ltda	-	-	(14,402)
Others	-	-	(8,711)
Other Administrative expenses - Donation	-	-	(20,168)
Santander Cultural	-	-	(1,789)
Fundacao Santander	-	-	(4,103)
Instituto Escola Brasil	-	-	(2,276)
Fundação Sudameris	-	-	(12,000)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	-	-	2,059,858
Capital Riesgo Global (3)	-	-	47,161
Santander Brasil Gestão de Recursos Ltda (4)	-	-	2,007,838
Santander Brasil Asset	-	-	4,859

F-98

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Parent(1)	Joint- controlledcompanies	2012 OtherRelated- Party(2)
Income	(90,346)	74,851	(742,313)
Interest and similar income - Loans and amounts due from credit institutions	10,393	59,546	487
Banco Santander, S.A. – Spain	10,393	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	59,546	-
Abbey National Treasury Services Plc	-	-	35
Santander Benelux, S.A., N.V.	-	-	452
Interest expense and similar charges - Customer deposits	-	-	(9,732)
ISBAN Brasil S.A.	-	-	(5,697)
Produban Serviços de Informática S.A.	-	-	(3,000)
Others	-	-	(1,035)
Interest expense and similar charges - Deposits from credit institutions	(38,515)	(297)	(6,927)
Banco Santander, S.A. – Spain	(38,515)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(297)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(6,927)
Expense and similar charges - Marketable debt	(1,773)	-	-
Banco Santander, S.A. – Spain	(1,773)	-	-
Fee and commission income (expense)	(34,253)	15,602	127,215
Companhia de Arrendamento Mercantil RCI Brasil	-	4,586	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	11,016	-
Banco Santander, S.A. – Spain	(34,253)	-	-
Zurich Santander Brasil Seguros S.A.	-	-	26,647
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	99,665
Others	-	-	903
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(26,099)	-	(407,267)
Banco Santander, S.A. – Spain	(26,099)	-	-
Santander Benelux, S.A., N.V.	-	-	81,575
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(472,744)
Abbey National Treasury Services Plc	-	-	(40,701)
Others	-	-	24,603
Administrative expenses and Amortization	(99)	-	(428,062)
ISBAN Brasil S.A.	-	-	(90,283)
Produban Serviços de Informática S.A.	-	-	(139,516)
ISBAN Chile S.A.	-	-	(3,799)
Banco Santander, S.A. – Spain	(99)	-	-
Ingeniería de Software Bancario, S.L.	-	-	(41,442)
Produban Servicios Informaticos Generales, S.L.	-	-	(24,707)
TECBAN - Tecnologia Bancaria Brasil	-	-	(99,739)
Zurich Santander Brasil Seguros S.A.	-	-	(915)
Others	-	-	(27,661)
Other Administrative expenses - Donation	-	-	(18,027)
Santander Cultural	-	-	(3,800)
Fundacao Santander	-	-	(3,000)
Instituto Escola Brasil	-	-	(1,227)
Fundação Sudameris	-	-	(10,000)
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).

(3) Refers the profit on disposal of the company MS Participações.

(4) Refers the profit on disposal of the Santander Brasil Asset Management and of Investment Fund Management and Managed Portfolio Operations (note 3).

F-99

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

45. Risk management

Risk management at Banco Santander follows the same principles that are defined for the Group worldwide, with:

•	Independence of the risk function with respect to the business. The head of the Bank’s Risk Division, reports directly to the executive committee and the board. The local risk unit keeps its independence with a direct report to the Corporate Risk Unit.

•	Commitment to support the business, contributing, without ignoring the previous principle, to the achievement of business objectives while maintaining quality of risk. For this, the organizational structure of risk seeking cooperation between business managers and risk.

•	Collective decisions (even at branches level), which ensures that different, avoiding individual decisions.

•	Well-established tradition of using statistical tools to predict losses due to default, as internal rating, credit scoring and scoring behavior, return on risk-adjusted capital (RORAC), value-at-risk (VaR), economic capital, extreme scenario analyses, etc.

•	Global focus, through the integrated treatment of all risk factors in all business units and by using the concept of economic capital as a homogeneous measure of the risk assumed and the basis for assessing the management performed.

•	Maintenance of a medium-low risk profile, and low volatility by:

- o seeking to a high degree of risk diversification, thus limiting risk concentration on customers;

- maintaining a low level of complexity in market operations;

- ongoing attention to monitoring risks to prevent possible impairment of portfolios.

At Bank, the risk management and control process has been structured using as reference the framework defined at corporate level and described according to the following phases:

•	Adaptation of corporate management frameworks and policies that reflect Group Santander’s risk management principles.

Within this regulatory framework, the Corporate Risk Management Framework, approved by Senior Management (Risks), regulates the principles and standards governing the Santander Brazil´s risk activities, based on the corporate organizational and a management models.

The organizational model comprises the management map, the risk function and governance, and the regulatory framework itself. The management model contains the basic pillars for risk management, the channels for the planning and setting of targets, the budgeting and risk limit setting process, the control of operations, the framework for risk reporting to senior management and the technological reference model for risk management.

•	Identification of risks, through the constant review and monitoring of exposures, the assessment of new products and businesses and the specific analysis of singular transactions;

•	Measurement of risks using periodically tested methods and models;

•	Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Banco Santander management.

Implementation of a risk control system which checks, on a daily basis, the degree to which Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (abovementioned) already in use in Banco Santander are in different stages of maturity regarding the level of implementation and use in Bank. For wholesale segment, these techniques are quite in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing have been already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

•	Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction, make it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on Loss Given Default (LGD) estimates.

•	Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performance.

•	RORAC, which is used both as a transaction pricing tool in the whole sale segment, more precisely in global ranking and markets(bottom-up approach) and in the analysis of portfolios and units (top-down approach).

•	VaR, which is used for controlling and setting the market risk limits for the various treasury portfolios.

•	Scenario analysis and stress testing to supplement the analysis market and credit risk in order assessing the impact of alternative scenarios, even on provisions and capital.

The Bank intends to use the internal models for the calculation of regulatory capital (regulatory) and for this has agreed a timetable with the local supervisor. The Bank has defined a Basel 2 governance structure and has assigned for this purpose, the necessary human and technology resources to meet the stringent requirements established by the regulators.

F-100

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client." Each committee has certain powers and approval levels, while respecting local legal and regulatory environment. Decisions are collegial and defined through credit committees, which ensures that different opinions.

Its main responsibilities are:

- Integrate and adapt the Bank's risk to local level, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Banco Santander Spain;

- Approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);

- Decide on general topics related to Market Risk;

- Ensure Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive and in line with the policies of Banco Santander Spain; and

- Authorize the use of management tools and local risk models and know the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas and reports directly to the CEO of Banco Santander.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

b) Credit Risk

b.1) Introduction to the treatment of credit risk

The Bank develops Credit Risk Management policies and strategies with the support of several business departments, which are responsible for guaranteeing the appropriate validation of the systems and internal procedures applied in the credit risk management. These systems and procedures are applied to the identification, measurement, control, and mitigation of exposure to credit risk, by individual transaction or by aggregate of similar transactions.

Credit risk is the exposure to loss in the event of default of total or partial of customers or counterparties on meeting their financial obligations to the Bank. Credit risk management seeks to provide subsidies in defining strategies, beyond the set limits, encompassing analysis of exposures and trends, as well as the effectiveness of credit policy. The goal is to maintain a risk profile and adequate minimum profitability to offset the risk of default, both client and portfolio, as defined by the Executive Committee. Also responsible for the control and monitoring used in managing credit risk system, both individually and grouped by similarity (standardized management) framework:

•	Customers with individualized management: the wholesale segment customers, financial institutions and certain companies. Risk management is implemented through a risk analyst defined. The client is linked to a risk analyst who prepares, forwards, directs and monitors the progress of the client the analysis to Committee. The management is complemented by support tools for decision-making based on models for internal risk assessment.

•	Customers with standardized management: individuals and companies not classified as individual clients. The management of this risk models based on automated decision-making and risk assessment of local risks, complemented by commercial competencies and teams of analysts to handle exceptions.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved in credit operations (the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels) these procedures are applied by the Bank to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. The Policies, systems and procedures used are reassessed annually to ensure they are consistent with the best risk management requirements and current market scenarios.

Aspects Macroeconomic and market conditions, sectored and geographical concentration, as well as customer profiling and economic prospects are also evaluated and considered in the appropriate measuring of credit risk.

b.2) Measures and measurement tools

Rating tools

The Bank has used proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer's historical experience, with the exception of certain portfolios classified as “low default portfolios”. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

Global rating tools are applied to the sovereign risk, financial institutions and global wholesale clients (GBM) with centralized management in Banco Santander. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheets ratios or macroeconomic variables, supplemented by the analyst’s judgment.

For the corporate and individualized institutions segments, it was defined a single methodology for the construction of a rating system in each country, based on the same modules as the above-mentioned ratings: a quantitative or automatic module (analyzing the credit performance of a sample of customers and the correlation with their financial statements), a qualitative or analyst judgment module, and final reviews.

F-101

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the Banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The own rating tools are reviewed to qualifications by them awarded are progressively cleared.

For standardized customers, both legal entities and individuals, scoring tools that automatically assign a score to proposed transactions.

Credit risk parameters

The estimates of the risk parameters Probability of Default (PD) and Loss Given Default (LGD) are based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries during a defined credit cycle.

For low risk portfolios, such as Banks, sovereign risk or global wholesale clients, the parameters are based on CDS market data and with global broadness, using Santander´s world presence.

For the other portfolios, parameter estimates are based on the Bank’s internal experience.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the loan, the income and expenses associated with the recovery process.

The estimated parameters are then assigned to performing, i.e. non-defaulted, loans. For low-default portfolios, which are managed globally, the assignment process follows the same patterns in all Banco Santander units.

b.3) Observed loss: measures of cost of credit

To supplement the use of the advanced models described above (see related data in the “Economic Capital” section), other habitual measures are used to facilitate prudent and effective management of credit risk based on observed loss.

The cost of credit is measured by the sum of credit losses of year and to the average loans portfolio of the year.

b.4) Credit risk cycle

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Bank’s operations.

The risk cycle comprises three different phases: pre-sale, sale and post-sale:

•	Pre-sale: this phase includes the risk planning and target setting processes, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

•	Sale: this is the decision-making phase for both pre-classified and specific transactions.

•	Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Planning and setting risk limits

Risk limit setting is a dynamic process that identifies the Banco Santander’s risk appetite by assessing business proposals and the attitude to risk. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheets and the inherent risks.

The risk limits are founded on two basic structures: customers/segments and products.

For individualized risks, customers represent the most basic level, for which individual limits are established (pre-classification).

For large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. As regards the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, and others).

In the case of standardized risks, the risk limits are planned and set using the credit management programs (PGC), a document agreed upon by the business areas and the risk units and approved by the Risk Executive Committee, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk analysis and rating process

Risk analysis is a pre-requisite for the approval of loans to customers by the Bank. This analysis consists of examining the counterparty’s ability on meeting its contractual obligations to the Banco Santander, which involves analyzing the customer’s credit quality, its risk transactions, solvency, and sustainability of business and the return to be obtained in view of the risk assumed.

The risk analysis is conducted yearly, at least, and can be held shortly when client profile indicates (through systems with centralized alerts, managers visits to clients or specific credit analysis), or when operations are not covered by pre-classification.

Decision-Making on Operations

The process of decision making on operations aims to analyze them and adopt resolutions, taking into account interest risks (risk appetite) and any important elements of operation to offset the risk and return.

The Banco Santander uses, among others, the RORAC methodology (return on risk-adjusted capital), for the risk analysis and pricing in the decision-making process on transactions and deals.

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BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Risk monitoring and control

In addition to the tasks performed by the Internal Audit Division, the Vice Presidency of Risks has a specific area of risk monitoring function for adequate credit quality control, formed by local and global teams with specific resources and persons in charge.

This monitoring function is based on process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of preventive actions. The risk monitoring function is specialized by customer segment.

For this purpose a system called “firms under special surveillance” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor. The inclusion of a company in the FEVE system does not mean that there has been a losses due to default, but rather that has deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are revised at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but if any weakness is detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

b.5) Risk control function

Supplementing the management process, the risk control function obtains a global view of the Bank’s loan portfolio, through the various phases of the risk cycle, with a level of detail sufficient to permit the assessment of the current situation of the risk process, its qualities and any eventual changes.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by Executive Commission.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas warranting action and for which decisions have to be taken.

b.5.1) Credit recovery

The Credit Recovery department works in the credit collection and recovery of Banco Santander clients. The strategies and channels of collection operation are defined according analysis which showed the greatest efficiency in the recovery. In the early days of delinquency, is adopted a more enhanced recovery model, with specific strategies, with a closer internal monitoring. Call centers, black-listing in the organs of credit protection (credit bureaus), letters of collection and collection through the branches network are used during this phase, in order to recover the loan and maintain customer relationship. In cases with arrears exceeding 60 days past due and higher values, come into play internal teams specialized in restructuring and credit recovery with direct management of delinquent customers. Lower values or more severe delays have the recovery carried out through third party collection administrative (friendly) or judicial, according to internal criteria, receiving a commission for any amounts recovered.

Tools are used, such as behavioral score, to study the performance of collecting certain groups, in an attempt to reduce costs and increase recoveries. The customers probability of payment are classified as low risk, and greater attention is paid to maintaining a healthy relationship with them. Customers with little chance of making the payment, in turn, are classified as high risk, and are being monitored more closely . All customers, with overdue amounts or restructured credits, have internal restrictions.

Sales of portfolios of defaulted loans, with a focus on operations in write-off status, are also held periodically through an auction process, in which are assessed conditions and characteristics of operations for its evaluation, without retention of risk.

b.6) Credit risk from other outlook

Certain areas and specific views of credit risk deserve attention of specialist, complementary to global risk management.

Concentration risk

Concentration risk is an essential factor in the area of credit risk management. The Bank constantly monitors the degree of concentration of its credit risk portfolios, by geographical area/country, economic sector, product and customer group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

From the sectorial standpoint, the distribution of the corporate portfolio is adequately diversified.

The Bank’s Risk Area works closely with the Finance Area in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

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BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Credit risk from financial market operations

This heading includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our customers.

Risk control is performed using an integrated, real-time system that enables the Bank to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Bank unit.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the credit risk equivalent (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

Environmental risk

Our social and environmental risk policy is applied to wholesale clients and goes beyond credit by analyzing social and environmental issues when new clients are brought to the Bank. The Social and Environmental Risk team analyzes the way our clients manage their social and environmental matters, as well as their value chain. This is achieved by checking for contaminated land, deforestation, serious work-related violations and other matters that may incur penalties.

The team, composed of specialists with degrees in Biology, Geology, Chemical Engineering and Health and Safety Engineering, monitors our clients’ social and environmental practices, financial analysts assess the probability that substandard practices in these areas may affect collateral and clients’ financial performance. Our experience shows that companies that care more about employees and the environment usually have more efficient management systems and are therefore a better credit risk.

b.7) Variations in main aggregates in 2014

2014 was marked by economic growth falling short of expectation that had at its beginning. Important factors such as higher inflation and hence the need to raise the basic interest rate resulted in lower growth in the credit market the in previous periods.

In this scenario the management of credit risk has been a major focus of management in the year, to the extent that required revisions admission policies of credit monitoring procedures and methods for recovery of loans. The results were significant reductions in delinquency and the need for provision of credit.

Strengthened our risk framework assigning a view to better management and closer to customers, supporting the business strategy of Banco Santander. Thus, we closed 2014 with good results and significant improvement in portfolio quality.

Improving rates of credit recovery in 2014 came from the Tactical Deployment Plan Recoveries, which had intensified focus on the channels of contact charging, the new model the recovery (areas of strategy, business network and collection channels) , renegotiation and revision of management discipline policy.

The involvement of senior management in decision making, and these held collectively at our Committees besides independence Risks relating to the business, allow more assertive decisions and reducing credit risk.

The analysis of credit for projects and companies in the Wholesale segment, continue integrating opinions of our area of Environmental Risk.

Below the table of the evolution of the main indicators of credit.

	2014	2013	2012
Credit risk exposure - customers (Thousand of Reais)	288,445,198	257,419,951	238,803,816
Loans and advances to customers, gross	249,110,881	226,206,449	210,740,669
Contingent Liabilities - Guarantees and other sureties	39,334,317	31,213,502	28,063,147
Non-performing loans ratio (%)	5.62%	6.20%	7.58%
Impairment coverage ratio (%)	96.80%	97.28%	87.45%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais)	13,562,809	13,640,545	14,041,987
Cost of credit (% of risk)	4.23%	5.65%	7.25%

Data prepared on the basis of management criteria and the accounting criteria of the controller unit.

(*) RAWO = Recoveries of Assets Derecognized.

c) Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others values, according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

The Bank operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world.

With this purpose, it has developed its own Risk Management model, according to the following principles:

- Functional independence;

- Executive capacity sustained by knowledge and proximity with the client;

- Global reach of the function (different types of risk);

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BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

- Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

- Management and improvement of the equation risk/return; and

- Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, equity value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

c.1) Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors –interest rate, exchange rate, equities, commodity prices and the volatility thereof– and from the solvency and liquidity risk of the various products and markets in which the Bank operates.

The activities are segmented by risk type as follows:

- Trading: this item includes financial services for customers, trading operations and positioning mainly in fixed-income, equity , foreign currency products and shares.

- Balance sheets management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheets exposure to movements in interest rates and level of liquidity.

- Structural risks:

i. Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

ii. Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

The Treasury area is responsible for managing the positions taken in the trading activity.

The Financial Management area is responsible for managing the balance sheets management risk and structural risks centrally through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent's risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO (Asset Liability Control committees) in the respective countries.

The aim pursued by Financial Management is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

c.2) Methodologies

Trading

The Bank calculates its market risk capital requirement using a standard model provided by Central Bank of Brazil.

The standard methodology applied to trading activities by the Banco Santander and the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

Specifically, the Bank uses a time window of two years or 521 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Bank. However, other measures are simultaneously being implemented to enable the Bank to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

The positions are monitored daily through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to observe and detect the impact of changes in financial variables on the portfolios.

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BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Lastly, due to their atypical nature, derivatives and credit trading management (actively traded credit – Trading Book) activities are controlled by assessing specific measures on a daily basis. In the case of derivatives, these measures are sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit trading management activities, the measures controlled include sensitivity to spread, jump-to-default and position concentrations by rating level.

With respect to the credit risk inherent in the trading portfolios (Credit Trading portfolios), and in keeping with the recommendations made by the Basel Committee of Banking Supervision, an additional measure has been introduced, the Incremental Risk Charge (IRC), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related market prices of credit spreads. The instruments affected are basically fixed-income bonds, , derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IRC, is defined globally at Group level.

c.3) Balance-sheets management

Interest rate risk

The Bank analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheets items.

On the basis of the balance-sheets interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The measures used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital, value at risk (VaR) and scenario analysis.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheets assets and liabilities and of off-balance-sheets items. This analysis facilitates a basic snapshot of the balance sheets structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity's net interest margin and market value of equity.

The flows of all the on- and off-balance-sheets aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

Value at risk (VaR)

The value at risk for balance sheets aggregates and investment portfolios is calculated by applying the same standard as that used for trading: historical simulation with a confidence interval of 99% . Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

c.4) Liquidity risk

Liquidity risk is associated with the Bank’s ability to finance its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Bank permanently monitors maximum gap profiles.

The measures used to control liquidity risk in balance sheets management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

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BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Liquidity gap

The liquidity gap determines the inflow and outflow of funds for assets, liabilities (note 41.d) and off-balance sheets accounts at a given time horizon, making it possible to analyze mismatches between the Bank's expected inflow and outflow of funds.

A liquidity gap may be prepared and analyzed as divided into local currency liquidity gap and foreign currency liquidity gap, under which cash and cash equivalents, inflows and outflows and strategies are segregated into local and foreign currency, respectively.

The Bank prepares three types of Liquidity Gap analyses:

1 - Contractual liquidity gap

The Contractual Liquidity Gap determines the contractual maturity flows of the Bank’s major products on a consolidated basis, and any existing mismatches. It also informs the available liquidity in one day and the consumption of or increase in liquidity in the period.

2 - Operational liquidity gap

Daily cash monitoring and management considering the market situation, maturities and renewal of assets and liabilities, liquidity requirement and specific events.

3 - Projected liquidity gap

Based on the Contractual Liquidity Gap, new maturity flows are projected considering the Bank’s budget plan.

Liquidity ratios

In addition to the Liquidity Gap analysis, a Structure Liquidity model is also prepared to assess the structure profile of the sources and uses of the Bank’s funds, which includes Liquidity Ratio studies.

The key Liquidity Ratios analyzed are as follows:

• Deposits / Lending operations – measures the Institution’s ability to finance lending operations with more stable and lower-cost funding.

• Stable Liabilities / Permanent Assets – measures the ration between Capital + Other Stable Liabilities and Investments + Other Permanent Assets.

• Market Funding / Total Assets – measures the percentage of the Group’s assets financed with less stable and higher-cost funding.

• Short-term market funding / Market Funding – measures the percentage of probable liquidity loss (less than 90 days) on total less stable funding.

• Net Assets / Short-term Market Funding – measures the commitment ratio of highly-liquid assets and probable liquidity loss(less than 90 days).

Scenario analysis / Contingency plan

Liquidity management requires an analysis of financial scenarios where possible liquidity issues are evaluated. For this, crisis scenarios are built and then studied. The model used for this analysis is the Liquidity Stress Test.

The Liquidity Stress Test assesses the institution’s financial structure and ability to resist and respond to the most extreme situations.

The purpose of the Liquidity Stress Test is to simulate adverse market conditions, making it possible assess impacts on the institution’s liquidity and payment ability, so as to take preventive actions or avoid positions that may adversely affect liquidity in worst-case scenarios.

Scenarios are determined based on an analysis of the market commitment during prior crises and future estimates. Four scenarios with different intensity levels are prepared.

Based on an analysis of the stress models, the Minimum Liquidity concept was determined, which is the minimum liquidity required to support the liquidity losses of up to 90% for 90 days in all crisis scenarios simulated.

Based on the results obtained through the Liquidity Stress Test, the Bank prepares its Liquidity Contingency Plan, which is a formal combination of preventive and corrective actions to be taken in liquidity crisis scenarios.

The Liquidity Contingency Plan is primarily intended to the following:

• Crisis identification – the preparation of a Liquidity Contingency Plan requires the determination in advance of a measurable parameter determining the institution’s liquidity condition and structure. This parameter is the Liquidity Minimum Limit determined by the Liquidity Stress Test. When this limit is exceeded, there is a liquidity crisis environment, and thus, the Contingency Plan is used.

• Internal Communication – after the crisis is identified, it is necessary to establish clear communication channels to mitigate the problems raised. People held accountable for taking these contingency actions should be notified of the extent of the contingency and measures to be taken.

• Corrective actions – Actions intended to actually generate the funds required to solve or mitigate the effects of crisis, as follows:

- Assess the type and severity of the crisis;

- Identify the most impacted segment;

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BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

- Put in practice the measures planned to generate funds, considering the required amount and cost of the additional resource, either financial or image cost.

ALCO reviews and approves stress models, Minimum Liquidity and Contingency Plan on a semi-annual basis.

If adverse market conditions occur, ALCO may review and approve new models, Minimum Liquidity and Contingency Plan on a need basis.

c.5) Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

c.5.1) Complementary measures

Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily “clean” results (profit or loss on the portfolios at the end of the preceding day valued at following-day prices) and “dirty” (managerial income taking into account also the costs, intraday results and loading). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at the Banco Santander comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, the Santander Bank also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.

The assessment models are regularly calibrated and tested by a specialized unit.

c.6) Control system

Limit setting

The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities available to each business activity. Limit setting is a dynamic process that responds to the level of risk considered acceptable by management.

The limits structure requires a process to be performed that pursues, inter alia, the following objectives:

1. To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.

2. To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.

3. To give flexibility to the business areas for the efficient and timely assumption of financial risks, depending on market changes, and for the implementation of the business strategies, provided that the acceptable levels of risk are not exceeded.

4. To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.

5. To delimit the range of products and underlying assets with which each Treasury unit can operate, taking into account features such as assessment model and systems, liquidity of the instruments involved, etc.

c.7) Risks and results in 2014

Trading

The average VaR of the Bank’s trading portfolio in 2014 was R$32.3 million (2013 - R$26.1 million and 2012 - R$20.8 million). The dynamic management of this profile enables the Bank to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.

c.7.1) Balance sheets management (1)

Interest rate risk

Convertible currencies

At 2014 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was negative by R$490 million.

Also at 2014 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was negative by R$1,846 million.

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BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Quantitative risk analysis

The interest rate risk in balance sheets management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, decreased R$115 million over 2014, reaching a maximum of R$601 million in the month in May. The sensitivity value increased R$468 million during 2014, reaching a maximum of R$1,846 million in the month in April. The main factors that occurred in 2014 and influenced the growth of this sensitivity were:

Thousands of Reais	2014	2013	2012
Sensibilities
Net Interest Margin	490	383	272
Market Value of Equity	1,846	1,402	1,533
Value at Risk - Balance
VaR	605	540	296

(1) Includes the balance sheets total, except for the financial assets and liabilities held for trading.

Structural liquidity management

Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

The main features of the structural liquidity management in 2014 were as follows:

•	Ample structural liquidity position. Since Banco Santander is basically a commercial Bank, customer deposits constitute the main source of liquidity in its financing structure. These deposits, combined with capital and other similar instruments, enable the Bank to cover most of its liquidity requirements and, as a result, the financing raised in wholesale markets is moderate with respect to the size of its balance sheets.

•	In Brazil, the legal reserve requirement takes a considerable part of the funding.

•	Obtainment of liquidity through diversification in instruments. Additionally, subordinated and senior debts have an overall long maturity.

•	The local balance sheets should be self-funded.

•	Based on stress test results, a minimum liquidity buffer is maintained.

•	Banco Santander reliance in international funding is not considerable.

•	The aim is that hard currency related activities be funded with third parties hard currency funding.

•	Though, given that potential disruptions in this market, Banco Santander has mechanisms to use the local liquidity in order to support hard currency activities.

•	High capacity to obtain on-balance-sheets liquidity. Government bond positions are held for liquidity management purposes.

•	The Bank performs control and management functions, which involves planning its funding requirements, structuring the sources of financing to achieve optimum diversification in terms of maturities and instruments, and defining contingency plans.

In practice, the liquidity management performed by the Bank consists of the following:

•	Each year, a liquidity plan is prepared on the basis of the financing needs arising from the budgets of each business. Based on these liquidity requirements and taking into account certain prudential limits on the obtainment of short-term market financing, the Bank establishes an issue and securitization plan for the year.

•	Throughout the year the Bank periodically monitors the actual changes in financing requirements and updates this plan accordingly.

•	Control and analysis of liquidity risk. The primary objective is to guarantee that the Bank has sufficient liquidity to meet its short- and long-term financing requirements in normal market situations. To this end, the Bank employs certain balance-sheets control measures, such as the liquidity gap and liquidity ratios.

Simultaneously, various scenario (or stress-scenario) analyses are conducted which consider the additional requirements that could arise if certain extreme but plausible events occur. The aim pursued is to cover a broad spectrum of situations that are more or less likely to affect the Bank, thus enabling it to prepare the related contingency plans.

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BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c.8) Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and Banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the Banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and Banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as at December 31, 2014.

Trading portfolio

Risk Factor	Description	Scenario 1	Scenario 2	2014 Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(5,659)	(189,862)	(379,723)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(6,163)	(103,872)	(207,744)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(1,195)	(14,600)	(29,201)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(135)	(2,703)	(5,405)
Foreign currency	Exposures subject to foreign exchange	(1,625)	(40,635)	(81,269)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(2,034)	(11,120)	(22,240)
Inflation	Exposures subject to change in coupon rates of price indexes	(4,760)	(68,828)	(137,657)
Shares and Indexes	Exposures subject to change in shares price	(100)	(2,512)	(5,024)
Other	Exposures not meeting the previous settings	(1,606)	(1)	(2)
Total (1)		(23,277)	(434,133)	(868,265)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

Risk Factor	Description	Scenario 1	Scenario 2	2014 Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(61,793)	(1,594,365)	(2,985,943)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in Exchange of TR and TJLP	(12,858)	(300,477)	(511,480)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,436)	(20,431)	(38,179)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(9,824)	(134,069)	(246,452)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(302)	(1,848)	(3,628)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(7,992)	(2,424)	(3,358)
Foreign Currency	Exposures subject to Foreign Exchange	(1,925)	(48,117)	(96,234)
Total (1)		(96,130)	(2,101,731)	(3,885,274)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

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BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Independent Structure

The local corporative area, called Non-Financial Risks, is responsible for implementing the management and control model of Operational Risks and Internal Controls of Banco Santander. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

The High Administration is an acting part and is aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure as well as of the internal control system. Then they can ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided.

The Bank's Board of Directors Santander opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

d.1)Non-Financial Risks

It has as mission towards Banco Santander: Support for the achievement of the strategic objectives and the decision-making process, the adequacy and attendance mandatory requirements, the maintenance of solidity, reliability, reduction and mitigation of losses due to operational risks, further on to the implementation, dissemination of the culture of operational risks and internal controls.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The procedures developed and adopted are intended to ensure Santander Bank continuing presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

In the second half of 2014, was consolidated using the approaches by lines of defense, which started in April / 2014 and approved in the Executive Committee.

Defence Line Model

Non-financial risks is the second line of defense in Santander's model and aims to maintain the fulfillment, alignment and compliance with corporate guidelines of the Santander group, the Basle Accord and resolutions of the National Monetary Council. Also acts in the control and challenge of the activities performed by the first line of Defense, contributing to its strengthening.

In line with the strengthening of an independent structure and glimpsing an integrated approach to risk management, the Internal Controls area became part of the structure of non-financial Risks.

The internal control Model ("MCI") deployed at Banco Santander is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), it is covering strategic components, operational, financial and compliance, disclosure that were set within the framework of internal control. The Bank has adapted its MCI to the most demanding international standards established by COSO (Internal Control – Integrated Framework 2013) having as main goals the mitigation of risks, providing transparency to the preparation and disclosure of financial statements and comply with the requirements of current legislation and of the regulatory agencies. The MCI is based on self-assessment by responsible of activities, processes, sub-processes, and controls (control self assessment-CSA) and disseminated within the Bank through regulatory, internal notes and instruction guides available on the local Intranet, Internal Controls Portal and the Norms Portal.

The system supports the Administration in the management of MCI, besides documenting the sub-processes, risks and associated controls, indicators, and also in certification by the managers responsible for controls activities, sub-processes, processes, activities and subgroups, which provides comfort as to the financial statements for certification for the CEO and the Director Executive Vice President.

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BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d.2) Comprehensiveness and Sustainability

The comprehensiveness of Santander operational and technological risk management, as well as its business continuity management, exceeds the allocation of regulatory capital. Acting in an ethical and professional manner, the control of operational and technological risks generates important advantages for the Bank, ensuring its sustainable development, including:

•	Improvement of operational efficiency and productivity in the activities and processes.

•	Compliance with existing regulations: BACEN, SUSEP, CVM and BIS, as well as new requirements and monitoring the timely fulfillment of requests from regulators.

•	Strengthening of reputation and improvement in the relation of Risk x Return to the public with whom the Bank maintains relationship.

•	Maintenance and preservation of the quality and reliability of products and services provided, as well as of the related parties.

•	Identifying and addressing timely, corrections identified vulnerabilities in processes and testing of Business Continuity and Disaster Recovery.

•	Dissemination of culture of management and control of Operational Risks, by means of internal communication (intranet, printed materials, "online" courses and other ways), with reinforcement in the "Accountability".

This solid and efficient structure permits the continuous enhancement of existing methodologies and the further dissemination of the culture of responsibility in regard to the management and control of operational risk events.

d.3) Differential factor

The Non-financial Risk area invests in the development, training and updating of its professionals so they can keep up with changes in the business environment, in addition to offering training programs for other professionals through the intranet and on-site courses.

This has made a significant contribution to Santander Bank consistently achieving its strategic and operational goals, by providing knowledge of the exposure to assumed operational risks and the controlled environment, maintaining the Bank’s low-risk profile and ensuring the sustainable development of its operations.

Stand out:

•	Annual Operational and Technological Risk Prevention and Control Week;

•	Maintenance of the New Employee Interaction Program, “A single voice,” with lectures on responsibility and operational risk management;

•	Training on the necessary procedures for evaluating the internal control environment;

•	Mandatory training for all employees Santander Bank through NetCurses, addressing the issue of operational risks and business continuity;

•	The creation, dissemination and maintenance of Instruction Manuals, promoting corporate values and commitment;

•	Coordination of the annual process for projecting losses caused by operational risks, defining action plans to reduce these losses and for accountability;

•	Development of key risk indicators, aiming to ensure absolute and relative analyses based on volumetric and market analysis;

•	Integration with the other areas of the Bank, electing representatives for the most important ones, including the technology area;

•	Six-monthly review of Internal Controls of the company by the responsible managers for the controls, sub processes, processes and activities documented in MCI to support the Chief Executive Officer and Executive Vice President of Finance.

•	Accession to the new model released by COSO - Framework 2013 with the adequacy of existing controls to 17 new principles.

d.4) Communication Policy

The Non-Financial Risk area is part of Santander’s governance structure and produces a series of specific monthly reports for management detailing events that occurred, the main activities undertaken, and the corrective and precautionary action plans identified and monitored, ensuring transparency and providing knowledge for governance forums.

Semiannually, it prepares the Management Report and Control of Operational, Technological Risk , the Management of Business Continuity and the Evaluation of Internal Controls. Which is presented to the Bank’s Board of Directors and the Quality Assessment Report and Adequacy of the Internal Control Model presented on the Executive Committee for its awareness and to enable it to take resolutions on the results and activities developed in the period.

Additional information can be obtained from the Bank’s Social and Annual Reports on its website.

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BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

e) Reputational Risk

e.1) Reputational Risk

Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. The reputational risk management is accomplished through responsible involvement in the right business with the right client.

Accordingly Banco Santander aims to offer the most suitable product according to the each customer profile.

e.2) Compliance

The Compliance Risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation that may suffer as a result of failure to comply with laws, regulations, codes of conduct and good Banking practices in the exercise of their activity. The Compliance at Banco Santander has a proactive approach, working in educational processes, monitoring and corporate communications.

The Compliance area operates independently, reporting to Management, Regulatory Compliance Panel, contributing to maintain the reputation and integrity of Banco Santander.

e.3) Directives

a. Compliance principles – Ethics and Conduct in the Securities Markets

The Bank’s ethical principles and conduct parameters are established in internal policies which are made available to all employees. Conduct Code in the Securities Markets and its formal acknowledgement is mandatory to all staff working close to securities markets. Proper communication channels are in place to clarify doubts and complaints from employees, monitoring and controls are conducted in a way that adherence to the rules established is secured.

b. Money Laundering Prevention

The Bank’s money Laundering Prevention policies and terrorism financing prevention are based on the knowledge and rigorousness of the acceptance of new clients, complemented by the continuous scrutiny of all transactions where the Bank are involved in. The importance given to the theme is reflected on the direct involvement of senior management, namely the Operational Money Laundering Prevention and Compliance Committee, which meets each trimester to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

All new products and services are debated/analyzed in internal committees on several levels until their risks are completely minimized, the Corporate Commercialization Committee (Comité Corporativo de Comercialización - CCC), integrated by executives of Banco Santander Spain, being the ultimate approval instance. After the approval these products and services are monitored, in order to identify events in a timely manner that may pose reputational risk, reported to the Commercialization Committee.

f) Compliance with the new regulatory framework

The Banco Santander has assumed from the outset a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Santander Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Bank’s different areas: mainly Finance, Risks, Technology and Operations, Internal Audit −to verify the whole process, as the last layer of control at the entity−, and Business −particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

Supplementing the efforts of the Basel II operating team, Santander Bank management has displayed total involvement from the very beginning. Thus, the progress of the project and the implications of the implementation of the New Capital Accord for the Banco Santander have been reported to the management committee and to the board of directors on a regular basis.

In the specific case of credit risk, the implementation of Basel II entails the recognition, for regulatory capital purposes, of the internal models that have been used for management purposes.

The Bank intends to apply, over the next five years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its Banks, until the percentage of net exposure of the loan portfolio covered by this approach is close to 100%.

Given the medium-low risk profile characterizing Banco Santander’s business activities, since it focuses primarily on commercial Banking (SMEs and individuals), and the significant diversification of the Bank’s risk. The Pillar 2 which takes into account the impact of risks not addressed under Pillar 1 (regulatory capital) and the benefits arising from the diversification among risks, businesses and geographical locations.

The Banco Santander continued in 2014 with the project for the progressive implementation of the technology platforms and methodological developments required for the roll-out of the AIRB approaches for regulatory capital calculation purposes.

Regarding the other risks addressed under Pillar I of Basel II, the Banco Santander is developing internal models for market risk and will remain using the standardized method for operational risk, since it considers the premature use of advanced models (AMA) for this purpose . Regarding the Market Risk, Banco Santander presented his candidacy in the second half of 2011, pending approval with the regulators for the use of internal models for calculating regulatory capital.

F-113

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Pillar 2 is another significant line of action under the Basel Corporate Framework. In addition to reviewing and strengthening the methodology supporting the economic capital model, the technology was brought into line with the platform supporting Pillar 1, so that all the information on credit risk will come from this source.

Besides the Basel II implementations, Banco Santander complies with the new regulations of Basel III, as standards released by Bacen.

f.1) Internal validation of risk models

Internal validation is a pre-requisite for the supervisory validation process by Basel II implementation. A specialized unit of the Entity, with sufficient independence, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This unit must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.

In addition to complying with the regulatory requirement, the internal validation function provides an essential support to the risk committee and the local risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and in their regular reviews.

Internal model validation at the Banco Santander encompasses credit risk models, market risk models, pricing models, stress test models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of senior management, etc.). Therefore, the aim of internal validation is to review quantitative, qualitative, technological and corporate governance related to regulatory and management aspects concerning the model risk control.

The internal validation function is located, at corporate level, within the Integrated Risk Control and Internal Risk Validation area (CIVIR) and reports directly to head office (the third deputy chairman of the Bank and to the chairman of the risk committee) in Madrid. This function is performed at a global and corporate level in order to ensure uniformity of application. The need to validate models implemented at different units subject to create five corporate validation centers located in Spain, UK, US, Brazil and Poland. This facilitates the application of a corporate methodology that is supported by a set of tools developed internally by the Banco Santander which provide a robust corporate framework for application at all the Bank’s units and which automate certain verifications to ensure efficient reviews.

It should be noted that the Banco Santander corporate internal validation framework is fully consistent with the internal validation criteria for advanced approaches issued by regulators. Accordingly, the Bank maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Bank, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

f.2) Capital Management

Capital management considers the regulatory and economic aspects and its objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory authorities and supporting to accomplish the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets and raise capital through issuing shares, subordinated liabilities and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and data about the value creation of each business segment are generated. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord) the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on financial projections (balance sheets, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets and ensure adequate solvency levels.

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BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

g) Economic capital

g.1) Main objectives

The development of economic capital models in finance aims to solve a fundamental problem of regulatory capital, Sensitivity Risk.

In this context, the economic capital models are essentially designed to generate risk-sensitive estimates, allowing greater precision in risk management, as well as better allocation of economic capital by business units of Banco Santander.

The Banco Santander has directed efforts to build a model of robust and integrated economic capital to the business management.

The main objectives of the structure of economic capital of the Banco Santander are:

1 - Consolidate Pillar I and other risks which affect business in a single quantitative model, and determine estimates of capital by establishing correlations between different risks;

2 - Quantify and monitor different types of variations in risk;

3 - Distribute capital consumption between the different portfolios and manage the efficiency of return on capital (RORAC);

4 - Estimating the Economic Value Added for each business unit. Economic profit must exceed the cost of the Bank's capital;

5 - Accordance with the regulation in areas where the Bank operates in the review process of Pillar II by supervisors.

g.2) The Economic Capital Model

In calculating the economic capital, is the Bank's definition of losses to be covered. Thus, is used a confidence interval necessary to ensure business continuity. The confidence interval for the Banco Santander is 99.90% higher than required by Basel II.

The risk profile in Brazil is distributed by Credit risk, Market, ALM, Business, Operations and fixed assets. However, to successfully anticipate the changes proposed in Basel III, new risks have been incorporated to model: Intangibles, pension funds (defined benefit) and tax credits, which allow the Bank to adopt a position even more conservative and prudent.

% Capital	2014	2013		2012
Risk Type	New Methodology	New Methodology	New Methodology	Comparison
Credit	60%	56%	57%	65%
Market	5%	4%	4%	4%
ALM	9%	9%	5%	6%
Business	4%	5%	8%	9%
Operational	7%	8%	13%	14%
Fixed Assets	1%	1%	1%	1%
Intangible Assets	2%	6%	4%	-
Pension Funds	2%	2%	3%	-
Deferred Tax Assets	10%	9%	5%	-
TOTAL	100%	100%	100%	100%

Still, for being a commercial Bank, credit is the main source of risk in Banco Santander and evolution of your wallet a leading factor for oscillation.

Banco Santander periodically evaluates the level and evolution of RORAC (risk-adjusted return) of the main business units. The RORAC is the quotient of the profit generated on allocated capital, using the following formula:

RoRAC=Profit/Economic Capital

Banco Santander also makes the planning of capital in order to obtain future projections of economic and regulatory capital. The estimates obtained for the Bank are incorporated to different scenarios consistently, including its strategic objectives (organic growth, M & A, payout ratio, credits, etc.). Possible management strategies leading to optimize capital and solvency return of the Bank are identified.

RoRAC

Banco Santander has used the RORAC, with the following objectives:

1 – Analyze and set a minimum price for operations (admission) and clients (monitoring).

2 – Estimate capital consumption of each customer, economic groups, portfolio or business segment, in order to optimize the allocation of economic capital, maximizing the efficiency of the Bank.

3 – Measure and monitor business performance.

To evaluate the operations of global customers, the calculation of economic capital takes into account some variables used in the calculation of expected losses and unexpected.

Among these variables are:

1 – Counterparty rating;

2 – Maturity;

3 – Guarantees;

4 – Type of financing;

F-115

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The return on capital is determined by the cost of capital. To create value for shareholders, the minimum return operation must exceed the cost of capital of Banco Santander.

46. Supplementary information – Reconciliation of shareholders’ equity and net income

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousands of Reais	Note	2014	2013	2012
Shareholders' equity attributed under to the Parent Brazilian GAAP		57,320,685	62,819,207	63,451,508
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	(80,855)	3,367	7,032
Redesignation of financial instruments to available-for-sale	b	34,852	28,912	460,340
Impairment on loans and receivables	c	128,080	155,527	80,413
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	273,275	319,533	394,823
Reversal of goodwill amortization	e	20,620,628	17,060,156	13,423,171
Realization on purchase price adjustments	f	874,738	999,510	1,068,715
Recognition of fair value in the partial sale in subsidiaries	g	112,052	112,052	-
Option for Acquisition of Equity Instrument	h	(950,000)	-	-
Others		(30,335)	(132,063)	12,994
Shareholders' equity attributed to the parent under IFRS		78,303,120	81,366,201	78,898,996
Non-controlling interest under IFRS		380,173	289,101	237,130
Shareholders' equity (including non-controlling interest) under IFRS		78,683,293	81,655,302	79,136,126

Thousands of Reais	Note	2014	2013	2012
Net income attributed to the Parent under Brazilian GAAP		2,161,170	2,107,327	2,725,748
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	(78,659)	(17,587)	(20,797)
Redesignation of financial instruments to available-for-sale	b	(29,802)	96,213	(118,847)
Impairment on loans and receivables	c	36,998	75,114	(628,474)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	(11,053)	(75,290)	(150,940)
Reversal of goodwill amortization	e	3,683,391	3,636,985	3,636,944
Realization on purchase price adjustments	f	(75,151)	(69,205)	(59,037)
Recognition of fair value in the partial sale in subsidiaries	g	-	112,052	-
Others		(56,871)	(142,115)	98,009
Net income attributed to the parent under IFRS		5,630,023	5,723,494	5,482,606
Non-controlling interest under IFRS		77,753	124,630	10,618
Net income (including non-controlling interest) under IFRS		5,707,776	5,848,124	5,493,224

a) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, financing and deposits that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheets, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3.068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank.

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BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Deferral of financial fees, commissions and other costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

e) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period up to 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

•	The allocation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is apportion by its average realization period.

•	The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS, in accordance with IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment, fair value is recognized over the remaining portion. Under BRGAAP, this type of operation, ongoing participation is accounted for by its book value.

h) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to the members of Getnet S.A. a put option over all shares of Getnet S.A. held by them. The overall out in IAS 32, a financial liability was recognized for this commitment, with a specific charge in an account in stockholders' equity in the amount of R$950 million.

47. Subsequent Event

a) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore, and Banco Bonsucesso S.A. entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans.

On February 10, 2015, after all suspensory conditions being attended for the conclusion of the transaction, Aymoré subscribed and paid for the shares representing 60% of the total and voting capital of Banco Bonsucesso Consignado S.A.'s in the amount of R$460 million, becoming the controlling shareholder, Banco Bonsucesso will own the remaining portion of its share capital (40%). On February 26, 2015, was published in the Diário Oficial da União approval by the BACEN of this transfer of corporate control.

b) Remeasurement of investment in FIP Sondas

In view of the scarcity of information to reliably measure the fair value of certain investments held in the consolidated form, in prudential character, the Bank decided to recognize a negative adjustment of approximately R$77 million, net of tax effect, in the Consolidated Income Statement of this year, equivalent to the remeasurement to the respective cost value of the investment.

c) Change in IOF tax rate

The Decree 8.392, of January 20, 2015, amended Decree 6.306, of December 14, 2007, which regulates the tax on credit and exchange transactions, insurance or related to securities – IOF. The Decree, which takes effect on the date of its publication, increases the tax rate of 1.5% to 3.0% for credit transactions for the consumer, among other changes. Banco Santander doesn’t expect significant effects in its operations in consequence of this change in tax rate.

F-117

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Participation % Indirect	Adjusted Stockholders' Equity	Net Income
Banco Bandepe S.A.	Bank	100.00%	100.00%	2,958,836	48,724
Santander Leasing S.A. Arrendamento Mercantil	Leasing	78.57%	99.99%	5,261,920	460,957
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	1,296,864	318,018
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%	146,914	19,876
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	22,111	726
Santander Brasil Advisory Services S.A.	Other Activities	96.52%	96.52%	13,431	682
Santander Securities Services Brasil DTVM S.A.(3)	Dealer	100.00%	100.00%	869,700	18,794
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	99.99%	100.00%	402,277	58,410
Santander Participações S.A.(4)	Holding	100.00%	100.00%	1,754,462	83,665
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet)(1) (8)	Other Activities	88.50%	88.50%	1,349,718	162,200
Sancap Investimentos e Participações S.A.	Holding	100.00%	100.00%	313,254	97,178
Mantiq Investimentos Ltda.	Other Activities	100.00%	100.00%	10,708	4,945
Santos Energia Participações S.A.(6)	Holding	100.00%	100.00%	-	-
Santander Brasil EFC	Financial	100.00%	100.00%	2,501,672	62,895
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	60.65%	60.65%	569,491	102,123

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%	20,502	(3,470)

Controlled by Getnet S.A.(5)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT) (5)	Other Activities	-	100.00%	7,674	(104)
Go Pay Comércio e Serviços de Tecnologia da Informação Ltda. (Go Pay) (5)	Other Activities	-	100.00%	281	(576)
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)(5)	Other Activities	-	100.00%	33	(96)
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale) (5)	Other Activities	-	100.00%	40	(1,830)
Transacciones Eletrónicas Pos Móvil S.A. (Pos Móvil) (5)	Other Activities	-	100.00%	332,515	(124,187)
Izetlle do Brasil S.A. (5) (7)	Other Activities	-	50.00%	(3,117)	(13,380)

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%	188,420	88,330
Evidence Previdência S.A. (2)	Holding	-	100.00%	187,602	2,355

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (9)	Other Activities	-	50.00%	2,957	(6,216)

F-118

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	% Direct	Participation % Indirect	Adjusted Stockholders' Equity	Net Income
Brazil Foreign Diversified Payment Rights Finance Company(a)	Securitization	-	(a)	-	-
Santander FIC FI Contract I Referenciado DI (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Unix Multimercado Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Financial Curto Prazo (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Capitalization Renda Fixa (a)	Investment Fund	-	(a)	-	-
Santander Paraty QIF PLC (a)	Investment Fund	-	(a)	-	-

(a)Company over which effective control is exercised, according with IFRS 10 - Consolidated Financial Statements, and there is no ownership interest.

(1) Banco Santander has authority to make decisions related to business strategy. Additionally, Banco Santander allows Getnet the use of its branch network and brand for the sale of products, which among other factors determines the Bank's control of Getnet.

(2) On Extraordinary Stockholder's Meeting realized on December 2, 2013, to change the name of Ablasa Participações S.A. to Evidence Previdência S.A., and amendment its bylaws for the establishment and operation of pension benefit plans granted character was passed in the form of income continued or single payment, accessible to any individuals whose case is pending approval by SUSEP.

(3) The Shareholders’ Meeting of June 6, 2014, was approved to change the name of the CRV DTVM for Santander Securities Services Brazil DTVM S.A., the change of the corporate name was approved by the Central Bank on July 25, 2014 (Note 37.e). The ESM held on September 16, 2014 approved the capital increase by the amount of R$822,000, wherein 50% of its value R$ 441,000 was paid by Banco Santander in the act and the remaining 50% R$441,000 will be paid within 120 day from the referred date. Due to the capital increase, 1,673,368 new ordinary shares, no face value, were issued and its capital was increased from R$18,313 to R$840,313. The capital increase was approved by the Central Bank, on October 3, 2014. (note 3).

(4) At the Extraordinary General Meeting held on August 1, 2014 was approved the increase of its capital stock amounting to R$98,562; and the capital stock of R$1,131,738 to R$1,230,300 through the issuance of 242,471 new ordinary shares subscribed and paid by Banco Santander as follows: R$20,050 in local currency and R$78,512 through the transfer at Banco Santander, of 131,583,368 ordinary shares Santos Energia Participações S.A. (Santos Energia), through its investment in Santos Energia to Santander Participações. At the EGM held on September 1, 2014, was approved a further increase in the share capital of Santander Participações of R$320,700, and the capital stock of R$1,230,300 for R$1,551,000 through the issuance of 761,053 new ordinary shares subscribed and paid by Banco Santander as follows: R$249,087 in local currency and R$71,613 by transferring at Banco Santander, of 252,311 ordinary shares of BW Guirapá I SA, and its tied obligation to those shares of conduct the paying in still pending in BW Guirapá I SA in the amount of R$91,000, through its investment for Santander Participações.

(5) Companies acquired indirectly by the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.S.A. (Getnet) by Getnet S.A (current corporate name of Santander Getnet)

(6) At the ESM occurred on September 8, 2014, the shareholders approved a capital increase at the amount of R$23,820, from the current capital of R$87,180 to R$111,000, by the issuance of 40,448,655 new common shares, no face value, subscribed and paid by Santander Participações. In September of 2014, the investment control held on Santos Energia and their wind energy companies were reclassified to non-current assets held for sale, as mentioned in Note 5.

(7) Investment acquired on March 7, 2014.

(8) On April 4, 2014, was realized the payment of the total capital of Santander Getnet the amount of R$3,000, from the current R$13,000 to R$16,000. At The ESM held on July 31, 2014 the shareholders approved a capital increase at the amount of R$1,173,503, from the current capital R$16,000 to R$1,189,503, by issuance of 53,565,000 new common shares, nominative and no face value, fully subscribed and paid by Banco Santander as follows: R$ 1,156,263 in current national currency and R$17,240 by conferencing of 5,300 common shares, no face value, issued by Izettle do Brasil Meios de Pagamento S.A. from Banco Santander to Santander Getnet capital. At the ESM held on August 31, 2014 the shareholders of the companies approved the merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Santander Getnet and they also approved the changing of the corporate name, from the current Santander Getnet to Getnet S.A.

(9) Investment acquired on December 12, 2014 (Note 37th). The EGM of December 15, 2014, approved the capital reduction in order to fit the value of effectively paid amounts, which goes from R $ 51,128 to R $ 49,451, said reduction in the amount of R $ 1,677, without cancellation of shares, and no refund of any amounts to shareholders, subject to the provisions of applicable law.

F-119

BANCO SANTANDER (BRASIL) S.A.

MANAGEMENT REPORT

Dear Stockholders:

We present the Management Report to the consolidated financial statement of Banco Santander (Brasil) S.A. for the year ended December 31, 2014, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IFRS Interpretation Committee (Current name of IFRIC) (IFRS).

1) Macroeconomic Environment

The 3Q14 GDP performance (latest figures released in December 2014) decreased by 0.2% over the same quarter in 2013. Investments decreased 8.5%, while household consumption showed a modest growth of 0.1% in the same period. On the supply side, the services sector presented an increase of 0.5%. The industrial GDP, for the second time, decreased by 1.5% in the period and agriculture presented an increase of 0.3% in the same period.

Consumer prices (IPCA) increased by 6.4% in the 12 months through December 2014, slightly below of the inflation target ceiling (which is 6.5%). The prices of services remain the main source of the current inflationary pressure. At the meeting held on January 21, 2015, the Bacen decided to raise the Selic rate by 50 bps to 12.3% p.a. The increase of the interest rates observed in the last two years contributed to the slowdown of the pace of growth of outstanding credit. In the 12-month comparison ending in December, the outstanding credit grew 11.3%, after posting a growth of 11.7% in November 2014. The mortgage lending, which is growing around 30.0% in twelve months, is outgrowing all other credit lines.

Exports decreased strongly by 7.0% in the 12 months through December 2014, reaching US$225.1 billion and imports also decreased 4.4%, reaching US$229.0 billion. As a consequence, the trade deficit posted US$3.9 billion in the same period. The current account deficit amounted to US$90.9 billion in the 12 months ending in December, while was foreign direct investments (FDI) totaled US$62.5 billion.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, and the primary budget reached 0.2% of GDP in the 12 months through November 2014. In the same period, the nominal deficit reached 5.8% of GDP. The net public sector debt closed November at 36.2% of GDP. Gross public debt reached 63% of GDP in the same period.

2) Performance

2.1) Net income

INCOME STATEMENTS (R$Millions)	12M14	12M13	changes annual %	4Q14	3Q14	changes in period %
INTEREST NET INCOME	27,229	28,479	-4.39	6,775	6,545	3.51
Income from equity instruments	222	81	174.07	49	36	36.11
Income from companies accounted for by the equity method	91	91	0.00	23	31	-25.81
Fee and commission net	8,766	8,101	8.21	2,490	2,202	13.08
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	(888)	(595)	49.24	(952)	(879)	8.30
Other operating income (expense)	(471)	(444)	6.08	(98)	(115)	-14.78
TOTAL INCOME	34,949	35,713	-2.14	8,287	7,820	5.97
Administrative expenses	(13,942)	(13,850)	0.66	(3,774)	(3,520)	7.22
Depreciation and amortization	(1,362)	(1,252)	8.79	(373)	(371)	0.54
Provisions (net)	(2,036)	(2,693)	-24.40	(637)	(644)	-1.09
Impairment losses on financial assets and other assets (net)	(11,268)	(14,463)	-22.09	(2,738)	(2,816)	-2.77
Gains (losses) on disposal of assets not classified as non-current assets held for sale	87	460	-81.09	11	49	-77.55
Gains (losses) on non-current assets held for sale not classified as discontinued operations	15	104	-85.58	4	6	-33.33
OPERATING PROFIT BEFORE TAX	6,443	4,019	60.31	780	524	48.85

Income taxes	(735)	(234)	214.10	649	799	-18.77
PROFIT FOR CONTINUED OPERATIONS	5,708	3,785	50.81	1,429	1,323	8.01

Discontinued Operations	-	2,063	-	-	-	-

CONSOLIDATED PROFIT FOR THE YEAR	5,708	5,848	-2.39	1,429	1,323	8.01

The administrative expenses totaled R$6,738 million and R$6,805 million on December 31, 2014 and 2013 respectively. The personnel expenses totaled R$7,203 million and R$7,046 million on December 31, 2014 and 2013. The administrative expenses decreased 1.0% and the personnel expenses increased 2.2% YoY.

As a result the efficiency ratio, calculated by division of the general expenses amounting R$13,942 million by total revenue amounting R$34,951 million, reached 39.9%.

The total taxes includes income tax, social contribution, PIS and Cofins. On December 31, 2014, the tax change amounted to an expense of R$736 million, however considering the Cayman fiscal hedge effect the income tax change is an expense of R$2,404, million. The growth in expenses of Income Tax and Social Contribution on Net Income mainly due to tax effects of exchange rate changes on foreign investment in the branch abroad and controlled subsidiary.

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BANCO SANTANDER (BRASIL) S.A.

MANAGEMENT REPORT

Analysis of income by segment

Banco Santander operates two business segments: Commercial Bank and Global Wholesale Bank. The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

The disposal of the Asset Management operations and all the shares of Santander Brasil Asset occurred on December 17 2013, that up to September 2013 was allocated to the Asset Management and Insurance segment. The gains/losses with the sale of Asset Management, thus the gains/losses of Santander Brasil Asset are recorded in "Discontinued Operations" in the Commercial Banking segment, according to IFRS 5. With the sale of the Asset Management segment, Management reviewed the reporting of segment information and concluded that it would be more appropriate to merge the Insurance segment with the Commercial Banking segment. This retrospective amendment takes effect on the presentation of these financial statements.

RESULTS BY SEGMENT (R$Millions)	12M14	12M13	% in profit before tax	changes annual %
Commercial Bank (1)	4,231	1,510	65.67	180.22
Global Wholesale Banking	2,212	2,509	34.33	-11.85
Profit Before Tax	6,443	4,019	100.00	60.30

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$1,668 due to the effects of the devaluation of the Real against the US Dollar on December 31, 2014, the Profit before Tax for the Commercial Bank segment was R$5,899.

2.2) Assets and Liabilities

BALANCE SHEET (R$Millions)	Dec/14	Dec/13	changes annual %	Sep/14	changes in period %
Cash and Balances with the Brazilian Central Bank	55,904	51,714	8.10	60,748	-7.97
Financial Assets held for Trading	56,014	30,219	85.36	52,968	5.75
Other Financial Assets at Fair Value Through Profit or Loss	997	1,297	-23.13	1,529	-34.79
Available-for-Sale Financial Assets	75,164	46,287	62.39	47,287	58.95
Loans and Receivables	264,608	258,778	2.25	266,061	-0.55
Hedging Derivatives	213	323	-34.06	252	-15.48
Non-Current Assets Held For Sale	930	275	238.18	646	43.96
Investments in Associates and Joint Ventures	1,023	1,064	-3.85	1,031	-0.78
Tax Assets	23,020	22,060	4.35	22,892	0.56
Other Assets	5,066	5,085	-0.37	5,543	-8.61
Tangible Assets	7,071	6,886	2.69	6,671	6.00
Intangible Assets	30,221	29,064	3.98	30,288	-0.22
TOTAL ASSETS	520,231	453,052	14.83	495,916	4.90

Financial Liabilities Held For Trading	19,570	13,554	44.39	17,549	11.52
Financial Liabilities at Amortized Cost	392,187	329,701	18.95	369,623	6.10
Hedge Derivatives	894	629	42.13	851	5.05
Provisions	11,127	10,892	2.16	10,031	10.93
Tax Liabilities	12,423	11,693	6.24	13,713	-9.41
Other Liabilities	5,347	4,928	8.50	5,175	3.32
TOTAL LIABILITIES	441,548	371,397	18.89	416,942	5.90

Total Equity	78,683	81,655	-3.64	78,974	-0.37

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	520,231	453,052	14.83	495,916	4.90

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital ) reached R$368,741 million in 2014 and R$308,395 in 2013, an increase of 19.6%.

F-121

BANCO SANTANDER (BRASIL) S.A.

MANAGEMENT REPORT

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$Million)	Dec/14	Dec/13	annual changes %	Sep/14	changes in period %
Loans and amounts due from credit institutions, gross	29,060	46,212	-37.12	44,329	-34.45
Impairment losses	(142)	(168)	-15.52	(143)	-0.50
Loans and amounts due from credit institutions, net	28,917	46,043	-37.20	44,186	-34.56

Loans and advances to customers, gross	249,111	226,206	10.13	235,402	5.82
Impairment losses	(13,421)	(13,472)	-0.38	(13,526)	-0.78
Loans and advances to customers, net	235,690	212,734	10.79	221,876	6.23

TOTAL LOANS AND RECEIVABLES	264,608	258,778	2.25	266,061	-0.55

Impairment losses

The expenses for impairment losses on loans and receivables, including the total of recoveries, totaled R$11,194 million and R$13,899 million in the year ended on December 31, 2014 and 2013, respectively, decreasing 19.5%.

2.4) Stockholders’ Equity

In December 2014, Banco Santander consolidated stockholders’ equity presented a fall of 3.6% YoY and 0.4% in the last quarter of 2014.

The evolution of stockholders’ equity is due, mainly, to the Regulatory Capital Optimization Plan (Note 27.e). The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents and partially reduced by dividends and interest on capital of R$1,530 million, approved by the Board of Directors.

In 2014, 7,425,000 Units were acquired, 2,717,461 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on December 31, 2014, amounting to 16,531,177 Units (12/31/2013 - 11,823,638 Units) equivalent to R$230 million (12/31/2013 - R$177 million). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.23 and R$18.52. In 2014, was acquired 6,332,218 ADRs. The balance accumulated of ADRs acquired and held in treasury amounted to 13,080,565 ADRs, in the amount of R$215 million (12/31/2013 - R$115 million). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.18 and US$10.21. The market value of these shares on December 31, 2014 was R$13.46 per Unit and US$5.02 per ADR. In the year ended December 31, 2014, due to the Optimization Plan PR, were registered amount of R$0.045 million issuance cost, totaling R$446 million (12/31/2013 - R$292 million) of treasury shares.

In December 2014, dividends and interest on capital of R$1,530 million were declared as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)	Dec/14	Dec/13
Interest on capital	690.0	300.0
Interim Dividends	99.8	1,385.2
Intercalary Dividends	740.2	714.8
Total	1,530.0	2,400.0

Plan to Optimize the Capital Structure

On September 26, 2013, the Bank disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1, 2013, the proposals for return of funds to shareholders were approved in a Shareholders’ Meeting. In January 2014, conditions for effective restitution of resources (end of the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP) were satisfied. The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

F-122

BANCO SANTANDER (BRASIL) S.A.

MANAGEMENT REPORT

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6 billion. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Share Reverse Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$172 million; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

On April 23, 2014 the Bank published Notice to Shareholders, in order to inform the shareholders that the Bacen ratified, the minutes of the EGM held on March 18, 2014, which approved the bonus share program and an adjustment in the composition of the Units, which implementation occurred on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that are not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Offer and Banco Santander filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Voluntary Exchange Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit BDR and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain has published a Material Fact regarding the Exchange Offers Results held on October 30, 2014. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank, thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the USA. As consequence of the Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

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2.5) Basel Index

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 5.5% from October 1, 2013 to December 31, 2014. The minimum Principal Capital requirement of 4.5% from October 1, 2013.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect on October 01, 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

BASEL INDEX %	Dec/14	Dec/13
Basel Index - consolidated	17.5	19.2

2.6) Main Subsidiaries

SUBSIDIARIES (R$Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	55,576.1	5,261.9	461.0	2,266.9
Aymoré Crédito, Financiamento e Investimento S.A.	30,257.8	1,296.9	318.0	27,451.2
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,221.8	2,501.7	62.9	2,767.6
Santander Corretora de Câmbio e Valores Mobiliários S.A	849.9	402.3	58.4	0.9

(1) Includes Leasing portfolio and other credits

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Corporate Restructuring

We implemented various changes in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 31, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in the company Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the transaction was on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014), the Aymoré CFI subscribed and paid in share capital of R$31 million to Super, through the issue of 20,000,000 new common shares. Santander Conglomerate maintains the control over such company.

b) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

Banco Santander announced to the market on April 7, 2014, the company's purchase of Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the EGM held on July 31, 2014, the capital increase of SGS of R$1,174 million was approved, from the current R$16 million to R$1,190 million through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156 million in local currency and R$17 million in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle Brazil Payment Services SA to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On July 31, 2014, SGS acquired all the shares of Getnet. The purchase price amounted to R$1,156 million (R$1.089 million paid and R$67 million payable), and intangible assets were estimated at R$1,064 million. On December 31, 2014, with the completion of the study of Purchase Price Allocation (PPA), the intangible assets amounted to R$1,039 million.

In accordance with IFRS 3 – Business Combination, it reflects the purchase accounting adjustments determined at the acquisition date, based on the book collection on July 31, 2014, corresponding to a gain in fixed assets in the amount of R$49 million. The balance on December 31, 2014 is R$74 million.

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The initial accounting of the PPA was made, as summarized below:

Summary of allocated values

Stockholders’ Equity on July 31, 2014	43
Added value of assets (1)	74
Adjusted accounting value	117
Purchase Price	1,156
Goodwill	1,039

(1) Recorded under the caption Tangible Assets.

At the EGM held on August 31, 2014 was approved the merger of SGS by Getnet under "Private Instrument of Protocol and Justification of Merger of the Getnet S.A. - (Protocol)" of August 29, 2014 (Merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet S.A. received the book value of all assets, rights and obligations of Getnet totaling R$43 million which was extinguished and succeeded by Getnet S.A. in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet were registered in Getnet SA in return of the investment account.

As part of the transaction, Banco Santander has granted to the minority shareholders of Getnet SA a put option over shares of Getnet SA held by them equivalent to 11.5% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$950 million.

On August 31, 2014, the SGS shareholders also approved the change of the name of SGS to Getnet S.A.

c) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander now holds 50% of the total corporate capital of iZettle do Brasil, through a capital contribution to the company in the amount of R$17 million, which was authorized by the Bacen on June 3, 2014.

At the Extraordinary Shareholders Meeting held on July 31, 2014, Banco Santander through an increase in capital stock of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. transferred at book value all of the 5,300 common shares without par value issued by iZettle do Brasil held by it in the amount of R$17 million thousand to the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

iZettle do Brasil is a Swedish origin company that operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A. (Spain) and iZettle in Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

One of the solutions developed by iZettle allows merchants to accept card payments through smartphones or tablets, by using a card reader that can be plugged into the device, converting it into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and a simple solution.

d) New Shareholders' Agreement of TecBan

On July 18, 2014, a Notice to the Market was published announcing that, on July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base. The Shareholders’ Agreement became effective on November 14, 2014 and was subject to certain conditions precedent, including approval by the competent regulatory bodies.

In November 2014, Santander Serviços sold 1.16% of the investment in this company.

e) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, the Company published Notice to the Market, in order to inform the shareholders that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.), a subsidiary of Santander Brazil. The Transaction is carried out within the context of an alliance abroad, between Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The conclusion of the sale is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

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f) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the transaction involving the sale of its asset management business, by Banco Santander current by developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds. This operation generated a gain to Banco Santander of R$2,008 million before taxes (taxes effect of R$803 million).

Within the scope of the Transaction, Banco Santander all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, of its shares in was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

g) Segregation of equity investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

h) Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets. Moreover, on September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred to this heading (Note 15 and 6.a.III) whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by IFRS 5.

The total of non-current assets held for sale is R$397 million, and the values of liabilities directly associated with non-current assets held for sale are R$43 million.

i) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Acquisition in January 21, 2013 by Webmotors, 100% of the share capital of Idéia Produções e Design Ltda- ME;

• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

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• Was celebrated on June 21, 2013 between Webmotors and Carsales.com the Share Subscription Agreement (“Agreement”) with a view for Carsales to participate in the capital stock of Webmotors (“Transaction”), representing 30% of all its capital amounting R$180 million. This transaction generated a gain in Santander Serviços of R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital;

• Capital reduction of Santander Leasing , on January 04, 2013, amounts R$5 billion, without changing the number of shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 million by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

• On 9 September 2014 it was signed, by Webmotors S.A., quota purchase agreement for the acquisition of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME ("Agreement") ("Acquisition"). The closing of the Acquisition is conditional upon the completion of certain conditions precedent set forth in the Agreement, which includes the prior approval by the Central Bank.

3.2) Subsequent event

a) Remeasurement of investment in FIP Sondas

In view of the scarcity of information to reliably measure the fair value of certain investments held in the consolidated form, in prudential character, the Bank decided to recognize a negative adjustment of approximately R$77 million, net of tax effect, in the Consolidated Income Statement of this year, equivalent to the remeasurement to the respective cost value of the investment.

b) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore, and Banco Bonsucesso S.A. entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans.

On February 10, 2015, after all suspensive conditions being attended for the conclusion of the transaction, Aymoré subscribed and paid the representing shares representing 60% of the total and voting capital of the Banco Bonsucesso Consignado S.A.’s in the amount of R$460 million, becoming the controlling shareholder, Banco Bonsucesso will own the remaining portion of its share capital (40%). On February 26, 2015, was published in the "Diário Oficial da União" the approval by BACEN of this transfer of corporate control.

4) Strategy

Banco Santander is a universal bank focused on retail activities, which seeks to expand its businesses through:

• Preference and Linkage: Segmented, simple and effective products and services that, through a multi-channel platform, seek to maximize the customer satisfaction;

• Recurrence and Sustainability: Business growth with greater revenue diversification and rigorous risk management in all times of the credit cycle;

• Productivity: intense agenda of productive transformation aligned with the transformation of the financial industry;

• Capital Discipline and Liquidity: to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

Thus, to better meet the customer needs, Bank's operations are segmented into individuals, consumer financing, SMEs and corporate. The Bank have a robust structure which enables greater profitability in the consumer financing and corporate segments. The Bank focus is aimed, therefore, at strengthening the individual and SME segments. The Bank made important advances in 2014, among which the highlights were:

• The reformulation of the channels creating the “multi-channel” concept, whose proposal is to improve customer experience with simpler and more accessible processes. In this regard, we highlight the launch of the updated versions of “My Account” App, the new Internet Banking and the special ATM for withdrawals in dollars;

• The acquisition of 50% of SuperBank, a digital platform that offers the sale of financial products and services to the individual segment, with a more efficient structure, through prepaid cards;

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• The launch of Santander Conta Conecta, a current account intended for the individual and SME segments, which offers a device that allows one to receive payments with cards in smartphones and tablets;

• The strengthening of the acquiring business, with the closing of the acquisition of GetNet. Banco Santander participates indirectly with 88.5%;

• The launch of "Pague Direto", a new payment product in partnership with Ambev, Brazil’s main producer of beverages, which offers a solution tailored to the SME segment and allows businesses to pay their orders with Santander’s POS in a more practical, quicker and safer manner;

• The partnership with Banco Bonsucesso S.A. to leverage payroll activities, to expand the offer of products and to improve distribution and sales capacity;

• At the end of 2014, we launched “Modelo Comercial CERTO”, a new commercial model which consists on offering more simplicity and commercial dedication to customers. The model counts with a unique commercial management platform, with tools that are more integrated and aligned with a "customer vision", thus capable of improving businesses, efficiency and customer focus.

Another important aspect of Banco Santander’s strategy is to maintain comfortable levels of liquidity, credit provisioning and capital. By the end of December 2014, Loan to Deposit reached 97.5%, Coverage ratio reached 180.0%. The BIS ratio of Santander Brasil was 17.5%, maintaining the position of the most capitalized retail bank in Brazil.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

On October 2nd, the Board of Directors of the Bank decided to issue an opinion in favor of the acceptance of the Exchange Offer and the consequent exit of the Bank from the special listing segment of securities trading on the BM&FBovespa, known as Corporate Governance Level 2 Segment, as approved by the shareholders of the Bank in the extraordinary shareholders’ meeting held on June 9, 2014.

On October 28, the Board of Directors of the Bank approved the election of Mr. José de Paiva Ferreira as member of the Risk Committee.

On November 3, the Board of Directors of the Bank approved the new Buyback Program of (“Units”) or of the American Depositary Receipts (“ADRs”), each representing, 1 common share and 1 preferred share of the Bank, or the ADRs by the Bank or by the Bank´s branch in Cayman, to be held in treasury or subsequently sold.

On November 26, the Board of Directors of the Bank approved: (i) the Social and Environmental Liability Policy and its respective action plan, as well as approved the indication of Mr. Carlos Alberto Seiji Nomoto, as responsible Officer; (ii) the indication of the Bank’s ombudswoman, Ms. Maria Lúcia Ettore do Valle for a term of office valid up to December 21, 2015; (iii) the proposal for amendment of the Internal Policy of the Risks Committee; (iv) the calendar of meetings of the Board of Directors for year 2015; and (v) the Long Term Incentive Plan for year 2014.

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On December 17, the Board of Directors of the Bank approved the amendment to the Disclosure of Material Act and Fact Policy. Thus, the disclosure of the Bank’s material act or fact shall be released on Valor Econômico news’ website (Chanel Valor RI - http://www.valor.com.br/valor-ri/fatos-relevantes).

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, all matched with the Bank corporate standards;

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios (wholesale and retail);

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk, market risk and operational risk.

The management structure is composed of directors who act from the portfolio management point of view.

A specific department has the mission to consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, it is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

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MANAGEMENT REPORT

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, it has developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, corruption prevention, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The Superintendent of Non Financial Risks of Banco Santander is subordinate to Vice-Presidency of Risk with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks and continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets. The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The 2014 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in March 30, 2015 and found no evidence of any significant deficiences or material weaknesses.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

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MANAGEMENT REPORT

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

The Audit Committee and the Board of Directors were informed on the result of the work of Internal Audit’s works during the year ended in 2014, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the twelve months of 2014, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2014, taking into account their design and operating effectiveness.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: our People. Having a motivated and dedicated employees is a decisive factor in making the Bank the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because it recognizes that only with engaged professional, motivated, well trained stay of and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The Bank has a talented and committed team, with more than 49 thousand employees in Brazil. The Bank seeks professionals who likes challenge and want to go further and further away. Through the various differences to work in the Organization, offer support and the necessary conditions for each to do their work better.

• An environment that encourages everyone to do the best for the client: Banco Santander encourages a dynamic, challenging and stimulating environment, always focused on meeting customer needs.

• An environment that values new ideas: the Bank's culture reinforces the value of new ideas, is therefore interested to hear the contributions of professionals and stimulates the creative and innovative thinking to together under the best and most efficient solutions;

• An environment where everybody make a difference: the Bank recognizes the contributions and individual differences, but, above all, values teamwork, because sure that the joint action contributes to customer satisfaction and the achievement of best results;

• A opportunities and development environment: the Bank recognizes the potential of professionals, so it offers opportunities, invest in the development and offer it the necessary support for the professional and personal growth of People.

9) Sustainable Development

To Banco Santander, sustainability is part of the business strategy. It is a commitment that is reflected in inserting the topic in our business model, fostering social and financial inclusion, investing in better education and doing business that promote outcomes for the bank and for everyone. Santander´s commitment to sustainability, as well as its strategy and initiatives, granted its integration in two reference indexes for investments socially responsible: the Índice de Sustentabilidade Empresarial (ISE) from BM&F Bovespa (for the fifth year consecutively) and the Global Compact 100, an index which gathers shares from companies committed to the United Nations Global Compact. Moreover, in Microcredit Activities, Santander is a leader among private Banks. In addition, Santander Brasil is also a pioneer in direct investment in renewable energy and the only Brazilian bank with direct investment in wind energy.

In the first half of 2014, Bacen published the Resolution 4,327, which establishes the implementation of a Socio-environmental Responsibility Policy (PRSA) by the financial and other institutions authorized to function by the Bacen. Banco Santander already adopts a series of practices established by the Resolution and is working on an action plan for the integral compliance to the new regulation, according to the schedule purposed by the Resolution.

In 2014, the bank was recognized by the magazine Dinheiro for integrating the “50 empresas do bem” ranking (50 companies of good ranking), and for the mobility initiatives of the Building Santander. Also we have been recognized as the first financial institution of BRICS countries with maximum score in the subcategory Responsible Credit of Banks & Responsible Finance Report, by Sustainalytics consulting. Moreover, with pioneer program Reduza e Compense CO2, was recognized by the BeyondBanking Award, which responsible is the Inter-American Development Bank (IDB) and the Ethical Awards, by Ethical Corporation.

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BANCO SANTANDER (BRASIL) S.A.

MANAGEMENT REPORT

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that in the year ended in December 2014, there has not been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall audit fee consideration.

The Board of Directors

The Executive

(Approved at the Meeting of the Board of March 30, 2015).

***

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BANCO SANTANDER (BRASIL) S.A.

Executives' Report on the Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended December 31, 2014, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executive on December 31, 2014:

CEO

Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officers

Conrado Engel

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations

Angel Santodomingo Martell

Vice-President Executive Officers

Antonio Pardo de Santayana Montes

Carlos Alberto López Galán

Carlos Rey de Vicente

Ignacio Dominguez-Adame Bozzano

João Guilherme de Andrade So Consiglio

Juan Sebastian Moreno Blanco

Manoel Marcos Madureira

Oscar Rodriguez Herrero

Executive Officers

Fernando Díaz Roldán

Jose Alberto Zamorano Hernandez

José Roberto Machado Filho

Maria Eugênia Andrade Lopez Santos

Officers Without Designation

Amancio Acúrcio Gouveia

Ana Paula Nader Alfaya

Carlos Alberto Seiji Nomoto

Cassio Schmitt

Cassius Schymura

Ede Ilson Viani

Eduardo Müller Borges

Flávio Tavares Valadão

Gilberto Duarte de Abreu Filho

Jamil Habibe Hannouche

Javier Rodriguez De Colmenares Y Alvarez

Jean Pierre Dupui

Luiz Felipe Taunay Ferreira

Mara Regina Lima Alves Garcia

Marcelo Zerbinatti

Marcio Aurelio de Nobrega

Mário Adolfo Libert Westphalen

Mauro Cavalcanti de Albuquerque

Mauro Siequeroli

Nilton Sergio Silveira Carvalho

Ramón Sanchez Díez

Reginaldo Antonio Ribeiro

Roberto de Oliveira Campos Neto

Ronaldo Yassuyuki Morimoto

Sergio Antonio Borrielo

Sérgio Gonçalves

Thomas Gregor Ilg

Vanessa de Souza Lobato Barbosa

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BANCO SANTANDER (BRASIL) S.A.

Executives’ Report of Independent Auditors’ Report

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the conclusions expressed in the Banco Santander's Independent Auditors' Report for the period ended December 31, 2014, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executive on December 31, 2014:

CEO

Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officers

Conrado Engel

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations

Angel Santodomingo Martell

Vice-President Executive Officers

Antonio Pardo de Santayana Montes

Carlos Alberto López Galán

Carlos Rey de Vicente

Ignacio Dominguez-Adame Bozzano

João Guilherme de Andrade So Consiglio

Juan Sebastian Moreno Blanco

Manoel Marcos Madureira

Oscar Rodriguez Herrero

Executive Officers

Fernando Díaz Roldán

Jose Alberto Zamorano Hernandez

José Roberto Machado Filho

Maria Eugênia Andrade Lopez Santos

Officers Without Designation

Amancio Acúrcio Gouveia

Ana Paula Nader Alfaya

Carlos Alberto Seiji Nomoto

Cassio Schmitt

Cassius Schymura

Ede Ilson Viani

Eduardo Müller Borges

Flávio Tavares Valadão

Gilberto Duarte de Abreu Filho

Jamil Habibe Hannouche

Javier Rodriguez De Colmenares Y Alvarez

Jean Pierre Dupui

Luiz Felipe Taunay Ferreira

Mara Regina Lima Alves Garcia

Marcelo Zerbinatti

Marcio Aurelio de Nobrega

Mário Adolfo Libert Westphalen

Mauro Cavalcanti de Albuquerque

Mauro Siequeroli

Nilton Sergio Silveira Carvalho

Ramón Sanchez Díez

Reginaldo Antonio Ribeiro

Roberto de Oliveira Campos Neto

Ronaldo Yassuyuki Morimoto

Sergio Antonio Borrielo

Sérgio Gonçalves

Thomas Gregor Ilg

Vanessa de Souza Lobato Barbosa

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2015

Banco Santander (Brasil) S.A.

By:	/s/ Amancio Acurcio Gouveia
	Name:	Amancio Acurcio Gouveia
	Title:	Executive Officer

By:	/s/ Angel Santodomingo Martell
	Name:	Angel Santodomingo Martell
	Title:	Vice - President Executive Officer